As filed with the U.S. Securities and Exchange Commission on March 11, 2016

Registration No. 333-205586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TECNOGLASS INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	3211	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia
(57)(5) 373-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joaquin Fernandez
Chief Financial Officer
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia
(57)(5) 373-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 818-8800
(212) 818-8881 — Facsimile

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and after all conditions of the warrant exchange offer described herein have been met or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 13e-4(i) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Ordinary Shares, par value $0.0001 per share	2,687,885	(2)	$3.83	(3)	$10,294,599.55	$1,036.67	(5)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of additional shares as may hereafter be offered or issued with respect to the shares registered hereby resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.
(2)	Represents the maximum number of ordinary shares of the registrant that may be issued directly to holders of warrants pursuant to the Offer (as defined in the prospectus included in this Registration Statement).
(3)	Estimated pursuant to Rule 457(f)(1) solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices of warrants to purchase Tecnoglass ordinary shares on the OTC Pink Marketplace on March 4, 2016.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.20 per $1,000,000 of the proposed maximum aggregate offering price.
(5)	This fee was previously paid by us in connection with the registration of the ordinary shares issuable upon exercise of the warrants on Form S-1 (No. 333-193882), declared effective by the SEC on June 16, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this document may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

PRELIMINARY PROSPECTUS/OFFER TO EXCHANGE
SUBJECT TO COMPLETION DATED MARCH 11, 2016

TECNOGLASS INC.

Offer to Exchange Warrants to Acquire Ordinary Shares
of
Tecnoglass Inc.
for
Ordinary Shares of Tecnoglass Inc.

THE OFFER (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
EASTERN TIME, ON            , 2016, UNLESS THE OFFER IS EARLIER WITHDRAWN OR IS EXTENDED.

For a limited period of time, we are offering to each of our warrant holders the opportunity to receive one of our ordinary shares in exchange for every 2.5 of our outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is being made to:

•	All holders of our publicly traded warrants to purchase ordinary shares that were issued in connection with our March 2012 initial public offering of units, referred to as the “Public Warrants.” The Public Warrants were included in the 4,200,000 units (the “Units”) issued in our initial public offering, each such Unit consisting of one ordinary share and one warrant to purchase one ordinary share. As of February 26, 2016, 2,528,966 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 1,011,587 of our ordinary shares in exchange for the Public Warrants.
•	All holders of our warrants to purchase ordinary shares that were issued in private placements prior to, or simultaneously with, the consummation of our initial business combination, referred to as the “Private Warrants.” The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” The Private Warrants were issued (i) simultaneously with the closing of our initial public offering, in a private sale of 4,800,000 warrants to certain of our initial shareholders and Graubard Miller, our counsel, and (ii) simultaneously with the closing of our initial business combination, in a private transaction upon conversion of an outstanding convertible promissory note. As of February 26, 2016, 4,190,745 Private Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 1,676,298 of our ordinary shares in exchange for the Private Warrants. We anticipate that the holders of the Private Warrants will exchange all of their Private Warrants pursuant to the Offer but there is no assurance of this fact.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one of our ordinary shares for every 2.5 Warrants tendered by such holder and exchanged. No fractional ordinary shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, we will round up to the nearest whole share based upon the aggregated number of Warrants tendered by the holder.

The Offer is made solely upon the terms and conditions in this Prospectus/Offer to Exchange, and in the related Letter of Transmittal. The Offer will be open until [           ], 2016 at 5:00 p.m., Eastern Time, unless earlier withdrawn or extended by us (the period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”). The Offer is not made to those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful. We may withdraw the Offer only if the conditions to the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants to the holders.

You may tender some or all of your Warrants on these terms. If you elect to tender Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal. If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their current terms, by following the instructions in this Prospectus/Offer to Exchange. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the Expiration Date, as extended. In addition, tendered Warrants that are not accepted by us for exchange by [          ], 2016, may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

Warrants not exchanged for our ordinary shares pursuant to the Offer will remain outstanding subject to their current terms, including any such terms allowing us to redeem such Warrants prior to their expiration. We reserve the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

This Offer is conditioned upon the effectiveness of a registration statement on Form S-4 that we filed with the Securities and Exchange Commission (the “SEC”) regarding the ordinary shares issuable upon exchange of the Warrants pursuant to the Offer. This Prospectus/Offer to Exchange forms a part of the registration statement.

Our board of directors has approved this Offer. However, neither we nor any of our management, our board of directors, or the information agent or the depositary for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer. Each holder of a Warrant must make its own decision as to whether to exchange some or all of its Warrants.

All questions and requests for additional information should be directed to Rodny Nacier, CFA, ICR, 685 Third Avenue, 2nd Floor, New York, NY 10017, Tel. 646-277-1237, Email: rodny.nacier@icrinc.com; www.icrinc.com. You may also request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the information agent.

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given to Warrant holders.

The securities offered by this Prospectus/Offer to Exchange involve a high degree of risk.
See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus/Offer to Exchange. Any representation to the contrary is a criminal offense.

The date of this Prospectus/Offer to Exchange is [           ], 2016.

i

ABOUT THIS PROSPECTUS/OFFER TO EXCHANGE

This Prospectus/Offer to Exchange is a part of the registration statement that we filed on Form S-4 with the Securities and Exchange Commission. You should read this Prospectus/Offer to Exchange, including the detailed information regarding our company, ordinary shares and Warrants, and the financial statements and the notes to those statements that appear elsewhere in this Prospectus/Offer to Exchange and any applicable prospectus supplement.

You should rely only on the information contained in this Prospectus/Offer to Exchange and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this Prospectus/Offer to Exchange. You should not assume that the information in this Prospectus/Offer to Exchange or any prospectus supplement is accurate as of any date other than the date on the front of those documents. You should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless the context requires otherwise, in this Prospectus/Offer to Exchange, we use the terms “our company,” “we,” “us,” “our,” and similar references to refer to Tecnoglass Inc., a Cayman Islands corporation formerly named Andina Acquisition Corporation, and its subsidiaries. References to “Tecnoglass Holding” are to our wholly owned subsidiary, Tecno Corporation; references to “TG” are to Tecnoglass Holding’s indirect subsidiary, Tecnoglass S.A.; and references to “ES” are to Tecnoglass Holding’s indirect subsidiary, C.I. Energía Solar S.A. E.S. Windows.

ii

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of the Offer. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this Prospectus/Offer to Exchange or in the documents included as exhibits to the registration statement that contains this Prospectus/Offer to Exchange. Accordingly, you are urged to carefully review this Prospectus/Offer to Exchange in its entirety (including all documents filed as exhibits to the registration statement that contains this Prospectus/Offer to Exchange, which may be obtained by following the procedures set forth herein in the section entitled “Where You Can Find Additional Information”).

Summary of the Offer

Our Company
Tecnoglass Inc., a Cayman Islands exempted company, is a leading manufacturer of hi-spec, architectural glass and windows for the western hemisphere residential and commercial construction industries, operating through our direct and indirect subsidiaries.
Corporate Contact Information
Our principal executive offices are located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia, and our telephone number at such offices is (57)(5)3734000.
Warrants that qualify for the Offer
“Public Warrants”
As of February 26, 2016, we had outstanding Public Warrants to purchase an aggregate of 2,528,966 of our ordinary shares. The Public Warrants were included in the 4,200,000 Units issued in our initial public offering, each consisting of one ordinary share and one warrant to purchase one ordinary share. The Units were mandatorily separated into their component parts (one ordinary share and one warrant) effective November 25, 2013. Pursuant to the Offer, we are offering up to an aggregate of 1,011,587 of our ordinary shares in exchange for the Public Warrants.
“Private Warrants”
As of February 26, 2016, we had outstanding Private Warrants to purchase an aggregate of 4,190,745 of our ordinary shares. The Private Warrants were issued (i) simultaneously with the closing of our initial public offering, in a private sale of 4,800,000 warrants to certain of our initial shareholders and Graubard Miller, our counsel, and (ii) simultaneously with the closing of our initial business combination, in a private transaction upon conversion of an outstanding convertible promissory note. Pursuant to the Offer, we are offering up to an aggregate of 1,676,298 of our ordinary shares in exchange for the Private Warrants. We anticipate that the holders of the Private Warrants will exchange all of their Private Warrants pursuant to the Offer but there is no assurance of this fact.
General Terms of the Warrants
Each Public Warrant is exercisable for one ordinary share at an exercise price of $8.00 per share. Warrants may be exercised for cash or on cashless basis provided that there is an effective and current registration statement relating to the ordinary shares issuable upon exercise of the warrants. We may call the Public Warrants for redemption, at any time while the Warrants are exercisable, upon not less than 30 days’ prior written notice of redemption to each Warrant holder, at $0.01 per warrant, if and only if the last sale price of our ordinary shares (or the closing bid price of our ordinary shares in the event the ordinary shares are not traded on any specific trading day) equals or exceeds $14.00 per share, for any 20 trading days within a 30 consecutive trading day period and if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying the Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption. If we call the Warrants for redemption, our management will have the option to require any holder that wishes to exercise its warrant to do so on a cashless basis. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis even if a registration statement covering the ordinary shares issuable upon exercise of such Warrants is not effective and are not redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. The Warrants expire on December 20, 2016.
Market Price of Our Ordinary Shares
Our ordinary shares listed on the Nasdaq Capital Market tier of The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “TGLS,” and the Warrants are quoted on the OTC Pink Marketplace under the symbol “TGLSW.”
Our ordinary shares also commenced trading on the Colombia Stock Exchange, the Bolsa de Valores de Colombia, on January 6, 2016 under the symbol “TGLSC”. The Colombia listing is secondary to Tecnoglass’ primary listing on NASDAQ. No new shares were issued in connection with the admission to trading on the Bolsa de Valores de Colombia.
See “The Offer — Market Price, Dividends and Related Shareholder Matters” beginning on page 26.
The Offer
Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one ordinary share for every 2.5 Warrants so exchanged. No fractional ordinary shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, we will round up to the nearest whole share based upon the aggregated number of Warrants tendered by the holder.
Holders of the Warrants tendered for exchange will not have to pay any of the exercise price for the tendered Warrants in order to receive ordinary shares in the exchange.
The shares issued in exchange for the Warrants will be unrestricted and freely transferable, as long as the holder is not an affiliate of ours and was not an affiliate of ours within the three months prior to the proposed transfer of such shares.
This Offer is being made to all Warrant holders except those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful. The purposes of the Offer are to attempt to simplify our corporate structure, reduce the potential dilutive impact of the warrants thereby providing us with more flexibility for financing our operations in the future, and to reduce our derivative warrant liability to increase shareholders’ equity. Due to the terms of the Warrants, we are required to revalue the warrants quarterly and have recorded significant non-cash derivative losses and gains which are not reflective of our actual operating performance. By eliminating the warrants, we would no longer be required to record these non-cash losses or gains. Additionally, the Offer will allow holders of Warrants the opportunity to participate in our recently announced dividend policy of declaring regular quarterly cash dividends of $0.125 per share, or $0.50 per share annually, by exchanging their Warrants for our ordinary shares. See “The Offer — Background and Purpose of the Offer” beginning on page 25.
Offer Period
The Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Time, on [ ], 2016, unless earlier withdrawn or extended by us. All Warrants tendered for exchange pursuant to the Offer, and all required related paperwork, must be received by the depositary by the Expiration Date, as described in this Prospectus/Offer to Exchange.
If the Offer Period is extended, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.
We may withdraw the Offer only if the conditions of the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants. We will announce any intention to withdraw the Offer by disseminating notice by public announcement or otherwise as permitted by applicable law. See “The Offer — General Terms — Offer Period” on page 19.
Conditions to the Offer
The Offer is subject to customary conditions, including the effectiveness of the registration statement of which this document is a part and there being no action or proceeding, statute, rule, regulation or order that would challenge or restrict the making or completion of the Offer. We may waive some of the conditions to the Offer. See “The Offer — General Terms — Conditions to the Offer” on page 19.
Withdrawal Rights
If you tender your Warrants and change your mind, you may withdraw your tendered Warrants at any time prior to the Expiration Date, as described in greater detail in the section entitled “The Offer — Withdrawal Rights” beginning on page 24. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the extended Expiration Date. In addition, tendered Warrants that are not accepted by us for exchange by [ ], 2016 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

Participation by Directors, Executive Officers and Affiliates
We anticipate that several of our directors, executive officers and their affiliates will exchange their Private Warrants in accordance with the terms of the Offer. However, they are not required to do so.
Federal and State Regulatory Approvals
Other than compliance with the applicable federal and state securities laws, no federal or state regulatory requirements must be complied with and no federal or state regulatory approvals must be obtained in connection with the Offer.
Absence of Appraisal or Dissenters’ Rights
Holders of the Warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Offer.
Tax Consequences of the Offer
For U.S. federal income tax purposes, Warrant holders should not recognize gain or loss on the receipt of ordinary shares in exchange for Warrants pursuant to the Offer. The holder’s initial tax basis in the ordinary shares received in the exchange should equal such holder’s tax basis in the Warrants tendered in the exchange. The holder’s holding period for the ordinary shares received in the exchange should include the holding period for such holder’s Warrants tendered in the exchange. See “The Offer — Material U.S. Federal Income Tax Consequences” beginning on page 29.
Depositary
The depositary for the Offer is:
Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attention: Corporate Actions Department Facsimile: (212) 616-7610
Additional Information
We recommend that our Warrant holders review the registration statement on Form S-4, of which this prospectus forms a part, including the exhibits, that we have filed with the SEC in connection with the Offer and our other materials that we have filed with the SEC, before making a decision on whether to accept the Offer. All reports and other documents we have filed with the SEC can be accessed electronically on the SEC’s website at www.sec.gov.
If you have any questions about the Offer or need additional copies of this Prospectus/Offer to Exchange, the Letter of Transmittal or Notice of Guaranteed Delivery, you should contact:
Rodny Nacier, CFA ICR 685 Third Avenue, 2nd Floor New York, NY 10017 Phone. 646-277-1237 Email: rodny.nacier@icrinc.com www.icrinc.com

RISK FACTORS

An investment in our securities involves significant risks. Before tendering any Warrants for exchange pursuant to the Offer, you should carefully consider and evaluate all of the information included in this Prospectus/Offer to Exchange or any applicable prospectus supplement, including the risk factors set forth below. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks. The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial position, results of operations or liquidity could result in a decline in the value of our ordinary shares and other securities and the loss of all or part of your investment.

Risks Related to Our Business Operations

We operate in competitive markets, and our business could suffer if we are unable to adequately address potential downward pricing pressures and other factors that may reduce operating margins.

The principal markets that our subsidiaries, Tecnoglass and ES, serve are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price and the ability to meet delivery schedules dictated by customers. Our competition comes from companies of various sizes, some of which have greater financial and other resources than we do and some of which have more established brand names in the markets that we serve. Any of these competitors may foresee the course of market development more accurately than we will, develop products that are superior to ours, have the ability to produce similar products at a lower cost than us or adapt more quickly than we can to new technologies or evolving customer requirements. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce gross profit and net income. Accordingly, we may not be able to adequately address potential downward pricing pressures and other factors, which consequently may adversely affect our financial condition and results of operations.

Failure to maintain the performance, reliability and quality standards required by our customers could have a materially negative effect on our financial condition and results of operation.

We manufacture a significant portion of our products based on the specific requirements of our customers. If our products or services have performance, reliability or quality problems, or products are installed with incompatible glazing materials, we may experience additional warranty and service expenses, reduced or canceled orders, diminished pricing power, higher manufacturing or installation costs or delays in the collection of accounts receivable. Additionally, performance, reliability or quality claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could negatively affect our financial results.

The volatility of the cost of raw materials used to produce our products could materially adversely affect our results of operations in the future.

The cost of raw materials included in our products, including aluminum extrusion and polyvinyl butyral, are subject to significant fluctuations. A variety of factors over which we have no control, including global demand for aluminum, fluctuations in oil prices, speculation in commodities futures and the creation of new laminates or other products based on new technologies, affect the cost of raw materials which we purchase for the manufacture of our products. While we may attempt to minimize the risk from severe price fluctuations by entering into aluminum forward contracts to hedge these fluctuations in the purchase price of aluminum extrusion we use in production, substantial, prolonged upward trends in aluminum prices could significantly increase the cost of our aluminum needs and have an adverse effect on our results of operations. If we are not able to pass on significant cost increases to our customers, our results in the future may be negatively affected by a delay between the cost increases and price increases in our products. Accordingly, the price volatility of raw materials could adversely affect our financial condition and results of operations in the future.

We depend on third-party suppliers for our raw materials and any failure of such third-party suppliers in providing raw materials could negatively affect our ability to manufacture our products.

Our ability to offer a wide variety of products to our customers depends on receipt of adequate material supplies from manufacturers and other suppliers. It is possible in the future that our competitors or other suppliers may create products based on new technologies that are not available to us or are more effective than our products at surviving hurricane-force winds and wind-borne debris or that they may have access to products of a similar quality at lower prices. We do not have long-term contracts with the suppliers of our raw materials. Failures of third-party suppliers to provide raw materials to us in the future could have an adverse effect on our operating results or our ability to manufacture our products.

The home building industry and the home repair and remodeling sector are regulated and any increased regulatory restrictions could negatively affect our sales and results of operations.

The home building industry and the home repair and remodeling sector are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design and safety, construction, and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and home repair and remodeling products, which could negatively affect our sales and results of operations. We may not be able to satisfy any future regulations, which consequently could have a negative effect on our sales and results of operations.

Changes in building codes could lower the demand for our impact-resistant windows and doors.

The market for our impact-resistant windows and doors depends in large part on our ability to satisfy state and local building codes that require protection from wind-borne debris. If the standards in such building codes are raised, we may not be able to meet such requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas, demand for impact-resistant products may decrease. If we are unable to satisfy future regulations, including building code standards, it could negatively affect our sales and results of operations. Further, if states and regions that are affected by hurricanes but do not currently have such building codes fail to adopt and enforce hurricane protection building codes, our ability to expand our business in such markets may be limited.

Equipment failures, delays in deliveries and catastrophic loss at any of our manufacturing facilities could lead to production curtailments or shutdowns that prevent us from producing our products.

An interruption in production capabilities at any of our facilities because of equipment failure or other reasons could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally manufacture our products only after receiving the order from the customer and thus do not hold large inventories. If there is a stoppage in production at our manufacturing facilities, even if only temporarily, or if they experience delays because of events that are beyond our control, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. If we experience plant shutdowns or periods of reduced production because of equipment failure, delays in deliveries or catastrophic loss, it could have a material adverse effect on our results of operations or financial condition. Further, we may not have adequate insurance to compensate for all losses that result from any of these events.

Our business involves complex manufacturing processes that may result in costly accidents or other disruptions of our operations in the future.

Our business involves complex manufacturing processes. Some of these processes involve high pressures, temperatures, hot metal and other hazards that present certain safety risks to workers employed at our manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident, to the extent not covered by insurance, could cause us to incur unexpected cash expenditures, thereby reducing the cash available to operate our business. Such an accident could disrupt operations at any of our facilities, which could adversely affect our ability to deliver products to our customers on a timely basis and to retain our current business.

Our operations are located in Colombia, which may make it more difficult for U.S. investors to understand and predict how changing market conditions will affect our financial results.

Our operations are located in Colombia and, consequently, are subject to the economic, political and tax conditions prevalent in that country. The economic conditions in Colombia are subject to different growth expectations, market weaknesses and business practices than seen in the U.S. market. We may not be able to predict how changing market conditions in Colombia will affect our financial results.

Our net sales and operating profits may be difficult to predict and could fall below our expectations and those of securities analysts and investors, which likely would have an adverse effect on the market price of our securities.

Our net operating revenues and operating results may fall below provided guidance and the expectations of securities analysts or investors in future periods. Our annual net sales and operating results may vary depending on a number of factors, including, but not limited to, fluctuating customer demand, delay or timing of shipments, construction delays or cancellations due to lack of financing for construction projects or market acceptance of new products. Manufacturing or operational difficulties that may arise due to quality control, capacity utilization of our production equipment or staffing requirements may also adversely affect annual net sales and operating results. In addition, competition, including new entrants into Tecnoglass and ES’s markets, the introduction of new products by competitors, adoption of improved technologies by competitors and competitive pressures on prices of products and services, could adversely affect our annual net sales and operating results. Finally, our annual net sales and operating results may vary depending on raw material pricing, the potential for disruption of supply and changes in legislation that could have an adverse effect on labor or other costs. Our failure to meet net sales and operating result expectations would likely adversely affect the market price of our securities.

New construction remains below average levels, and repair and remodeling markets are still flat and such market pressures could negatively affect our results of operations.

The glass industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets. In turn, these larger markets may be affected by adverse changes in economic conditions such as demographic trends, employment levels and consumer confidence. Any future downturn or any other negative market pressures could negatively affect our results of operations in the future.

We may be adversely affected by disruptions to our manufacturing facilities or disruptions to our customer, supplier or employee base.

Any disruption to our facilities resulting from weather-related events, fire, an act of terrorism or any other cause could damage a significant portion of our inventory, affect our distribution of products and materially impair our ability to distribute products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to customers during the time that it takes for us to reopen or replace a damaged facility. In addition, if there are disruptions to our customer and supplier base or to our employees caused by weather-related events, acts of terrorism or any other cause, our business could be temporarily adversely affected by higher costs for materials, increased shipping and storage costs, increased labor costs, increased absentee rates and scheduling issues. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase costs.

The nature of our business exposes each of our subsidiaries to product liability and warranty claims that, if adversely determined, could negatively affect our financial condition and results of operations and the confidence of customers in our products.

TG and ES are, from time to time, involved in product liability and product warranty claims relating to the products they manufacture and distribute that, if adversely determined, could adversely affect our financial condition, results of operations and cash flows. In addition, they may be exposed to potential claims arising from the conduct of homebuilders and home remodelers and their sub-contractors. We may not be able to maintain insurance on acceptable terms or insurance may not provide adequate protection against potential liabilities in the future. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative effect on customer confidence in our products and us.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation and any such liabilities or regulation may negatively affect our costs and results of operations in the future.

TG and ES are subject to various federal, state and local environmental laws, ordinances and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances and regulations, as owners of real property, TG and ES can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. Remediation may be required in the future because of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, or more stringent standards regarding existing residual contamination. Environmental regulatory requirements may become more burdensome, increase our general and administrative costs, and increase the risk that TG and ES incur fines or penalties or be held liable for violations of such regulatory requirements.

Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance existing products and services through product development initiatives and technological advances; any failure to make such improvements could harm our future business and prospects.

We have continuing programs designed to develop new products and to enhance and improve our existing products. We are expending resources for the development of new products in all aspects of our business, including products that can reach a broader customer base. Some of these new products must be developed due to changes in legislative, regulatory or industry requirements or in competitive technologies that render certain of our existing products obsolete or less competitive. The successful development of our products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products. The events could have a materially adverse effect on our results of operations.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, we cannot provide assurance that any of our product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects. In addition, we may not be able to achieve the technological advances necessary for us to remain competitive, which could have a materially negative effect on our financial condition.

We are dependent on sales to customers outside Colombia and any failure to make these sales may adversely affect our operating results in the future.

A significant portion of our sales is to customers outside Colombia, including to Panama and the U.S., and we expect sales in foreign markets to continue to represent a significant portion of our net sales. Foreign sales and operations are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, property ownership rights, taxation, exchange controls and repatriation of earnings. Changes in the relative values of currencies occur from time to time and could affect our operating results. This risk and the other risks inherent in foreign sales and operations could adversely affect our operating results in the future.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects in the future.

Our continued success depends largely upon the continued services of our senior management and certain key employees. Each member of our senior management teams has substantial experience and expertise in his or her industry and has made significant contributions to our growth and success. We face the risk, however, that members of our senior management may not continue in their current positions and the loss of the services of any of these individuals could cause us to lose customers and reduce our net sales, lead to employee morale problems and the loss of other key employees or cause disruptions to production. In addition, we may be unable to find qualified individuals to replace any senior executive officers who leave the company.

Our results of operations could be significantly affected by foreign currency fluctuations and currency regulations.

About 33% of our revenues are priced and realized in the Colombian peso. Accordingly, we are subject to risks relating to fluctuations in currency exchange rates. In the future, and especially as we further expand our sales in other markets, our customers may increasingly make payments in non-U.S. currencies. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales and operating margins. In addition, currency devaluation can result in a loss to us if we hold monetary assets in that currency. Hedging foreign currencies can be difficult and costly, especially if the currency is not actively traded. We cannot predict the effect of future exchange rate fluctuations on our operating results.

In addition, we are subject to risks relating to governmental regulation of foreign currency, which may limit our ability to:

•	transfer funds from or convert currencies in certain countries;
•	repatriate foreign currency received in excess of local currency requirements; and
•	repatriate funds held by foreign subsidiaries to the United States at favorable tax rates.

As we continue to increase our operations in foreign countries, there is an increased risk that foreign currency controls may create difficulty in repatriating profits from foreign countries in the form of taxes or other restrictions, which could restrict our cash flow.

We conduct all of our operations through our subsidiaries, and will rely on payments from our subsidiaries to meet all of our obligations and may fail to meet our obligations if our subsidiaries are unable to make payments to us.

We are a holding company and derive substantially all of our operating income from our subsidiaries, ES and TG. All of our assets are held by our subsidiaries, and we rely on the earnings and cash flows of our subsidiaries to meet our debt service obligations or dividend payments. The ability of our subsidiaries to make payments to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries, including their credit facilities, and the covenants of any future outstanding indebtedness we or our subsidiaries incur. If our subsidiaries ES and TG are unable to declare dividends, our ability to meet debt service or dividend payments may be impacted. The ability of our subsidiaries in Colombia to declare dividends up to the total amount of their capital is not restricted by current laws, covenants in debt agreements or other agreements.

Risks Related to Operations in Colombia

Economic and political conditions in Colombia may have an adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect our financial condition and results of operations in the future.

Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficits as a percentage of GDP in the years 2011 through 2015 were 2.2%, 2.4%, 2.3%, 2.4% and 3.0% (estimated), respectively.

The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies the

Colombian government will adopt and whether those policies would have a negative effect on the Colombian economy or on our business and financial performance in the future.

We cannot assure you as to whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including Tecnoglass and ES. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability. We cannot predict the effects that such policies will have on the Colombian economy. In addition, we cannot assure you that the Colombian peso will not depreciate relative to other currencies in the future, which could have a materially adverse effect on our financial condition.

Economic instability in Colombia could negatively affect our ability to sell its products.

A significant decline in economic growth of any of Colombia’s major trading partners — in particular, the United States, China, Brazil and Venezuela — could have a material adverse effect on each country’s balance of trade and economic growth. In addition, a “contagion” effect, where an entire region or class of investments becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect the Colombian economy.

The 2008 global economic and financial crisis, which began in the U.S. financial system and spread to different economic sectors and countries around the world, had negative effects on the Colombian economy. During 2009, the economies of the United States and most major European countries contracted, which, in turn, affected the Colombian economy. The economic recovery in the U.S. since 2013 has been fragile and at lower rates than in the past recoveries. Several European Union countries have been obliged to severely reduce their public expenditures due to their high indebtedness, which has severely affected the Eurozone’s economic growth. The ability of governments and companies in certain countries, such as Greece, Italy, Portugal, and Spain to repay their debt obligations or remain in the euro currency system remains uncertain. In addition, certain events, such as the outbreak of civil and political unrest in several countries in Africa and the Middle East, including, Libya, Syria, Iraq, and Yemen, might further strain and adversely affect the global economy and the global financial system.

Even though exports from Colombia, principally petroleum and petroleum products, coffee and gold, have grown in recent years, fluctuations in commodity prices pose a significant challenges to their contribution to the country’s balance of payments and fiscal revenues. Unemployment continues to be high in Colombia compared to other economies in Latin America. Furthermore, recent political and economic actions in the Latin American region, including actions taken by the Argentine and Venezuelan governments, may negatively affect international investor perception of the region. We cannot assure you that growth achieved over the past decade by the Colombian economy will continue in future periods. The long-term effects of the global economic and financial crisis on the international financial system remain uncertain. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian economy may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and our financial condition.

Colombia has experienced and continues to experience internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to, drug traffickers. Even though the Colombian government’s “democratic security” program has reduced guerilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including our customers, employees, results of operations and financial condition. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace negotiations, which may result in legislation that increases our tax burdens or that of other Colombian companies.

Tensions with Venezuela, Ecuador and Nicaragua may affect the Colombian economy and, consequently, our results of operations and financial condition in the future.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela or Ecuador. In November 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone. Until then, Colombia had deemed this area as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which is detrimental to Colombian-owned interests in that country. Any future deterioration in relations with Venezuela, Ecuador and Nicaragua may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition in the future.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including our subsidiaries. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that negatively affect our subsidiaries. Future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition in the future.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties. On December 26, 2012, the Colombian Congress approved a number of tax reforms that took effect on January 1, 2013. These changes include, among others, VAT rate consolidation, a reduction in corporate income tax, changes to transfer pricing rules, the creation of a new corporate income tax to pay for health, education and family care issues, modifications to the individual income tax rules, new “thin capitalization” rules and a reduction of social contributions paid by certain employees. In December 2014, the Colombian Congress approved a number of significant tax reforms that took effect on January 1, 2015. These changes include among others, the creation of a net wealth tax for tax years 2015 through 2017 for both domestic entities and foreign entities that hold any wealth in Colombia, the permanent establishment of the CREE tax created in the 2012 reform to pay for health, education and family care programs, a CREE surtax at varying rates for tax years through 2019, and the extension of the financial transactions tax through 2019. The tax reforms are likely to impose a greater tax burden on us in the future and likely decrease profits and net income. Additional details about the 2014 tax reform and its potential effects on our financial statements are further disclosed in the notes to our financial statements appearing elsewhere in this Offer.

Natural disasters in Colombia could disrupt our business and affect our results of operations and financial condition in the future.

Our operations are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides. La Niña is a recurring weather phenomenon, and it may contribute to flooding, mudslides or other natural disasters on an equal or greater scale in the future. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on its ability to conduct our businesses. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks Related to Us and Our Securities

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or substantial portions of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our financial reporting obligations as a public company will place a significant strain on our management, operational and financial resources, and systems for the near future. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than required of our subsidiaries as privately held companies in Colombia prior to the business combination in December 2013 and the registration of the securities in this prospectus. We may not be able to implement effective internal controls and procedures to detect and prevent errors in our financial reports, file our financial reports on a timely basis in compliance with SEC requirements, or prevent and detect fraud. Our management may not be able to respond adequately to changing regulatory compliance and reporting requirements. If we become an “accelerated filer” or a “large accelerated filer” as those terms are defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and no longer qualify as an “emerging growth company”, our auditors will be required to attest to our evaluation of internal controls over financial reporting. If we not able to adequately implement the requirements of Section 404 in a timely manner, we may not be able to assess whether internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence, the market price of our ordinary shares and our ability to raise additional capital.

We carried out an evaluation required by Rule 13a-15 of the Securities Exchange Act of 1934 under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting as of the year ended December 31, 2014. Based on this evaluation, we concluded that, because of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 were not effective. Notwithstanding the material weaknesses in our internal control over financial reporting as of December 31, 2014 described below, we believe that the consolidated financial statements incorporated by reference in this prospectus present our financial condition, results of operations, and cash flows for the fiscal years covered thereby in all material respects. To address the material weaknesses in our internal control over financial reporting described below, the Company performed additional manual procedures and analysis and other post-closing procedures in order to prepare the consolidated financial statements included elsewhere in this Offer.

We identified the following material weaknesses in our internal controls over financial reporting as of December 31, 2014:

•	Entity-Level Controls — We have not established the proper structure of entity level controls (including information technology general controls) which support the effectiveness of the internal controls over financial reporting, risk management and fraud detection.
•	Financial Closing and Reporting Process — We have not established an adequate control system for the preparation and disclosure of financial information related to the identification and classification of non-routine, unusual transactions inclusive of significant related party transactions, and for management’s evaluation of certain accounting estimates and timely reconciliation of related party transactions.
•	Revenue Accounting — We have not developed adequate process controls that include the validation of information for fixed price contracts and other parameters required to apply the percentage of completion (POC) method for revenue recognition properly.

We have taken steps in the year ended December 2014 to remediate the material weaknesses. These include, but are not limited to: increasing the staffing levels of finance and accounting personnel with the requisite education, experience and skills for public company financial reporting; implementing procedures to improve controls over updates to the scope, costs and sales prices of construction projects under fixed price contracts; implementing procedures for periodic review for key balance sheet accounts and the related accounting estimates such as accounts receivable, inventories, valuation allowances, property, plant and equipment and depreciation, payables and debt. We plan to continue upgrades to our internal control policies and procedures, including developing training and education programs, and selecting a recognized advisory firm to support the implementation of entity level control structures and effective financial statement disclosure and reporting processes.

Our warrants and unit purchase options may be exercised, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our warrants are currently exercisable. There are warrants outstanding to purchase 6,719,711 ordinary shares. In addition, in connection with our initial public offering, we granted to the underwriters in the initial public offering (and their designees) options to purchase (i) at $11.00 per unit, an aggregate of 400,000 units, each consisting of one ordinary share and one warrant (exercisable at $8.00 per share) and (ii) at $10.00 per unit, an aggregate of 500,000 units, each consisting of one ordinary share and one warrant (exercisable at $8.00 per share). As of February 26, 2016, 96,532 unit purchase options remained outstanding, which options and warrants, if fully exercised, would result in an additional 193,064 shares to be issued and outstanding. To the extent our outstanding warrants and unit purchase options are exercised, additional ordinary shares will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

Our financial results may vary due to fluctuations in our warrant liability.

Our financial results may vary due to fluctuations in our warrant liability. Because our ordinary shares are publicly traded, these fluctuations are expected to increase or decrease significantly based on changes in the price of our ordinary shares. Accordingly, our financial results for any period should not be relied upon as indications of future operating performance.

NASDAQ may delist our ordinary shares from quotation on its exchange. Failure to maintain NASDAQ listing could limit investors’ ability to make transactions in our ordinary shares and subject us to additional trading restrictions.

Our ordinary shares are currently listed on NASDAQ. We may not be able to meet the continued listing requirements for our ordinary shares in the future. Failure to meet the continued listing requirements could result in NASDAQ delisting our ordinary shares from trading on its exchange. If this should happen, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a limited amount of news and analyst coverage for us; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

Our warrants were previously listed on NASDAQ but we were unable to meet certain continued listing requirements and NASDAQ delisted the warrants from trading on its exchange.

Risks Relating to Our Warrants and the Offer to Exchange

Our Warrants may be exchanged for ordinary shares pursuant to the Offer, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

The exchange of the Warrants will result in the issuance of additional ordinary shares, although there can be no assurance that warrant exchange will be completed or that all of the holders of the Warrants will elect to participate in the Offer. Any Warrants remaining outstanding after the exchange likely will be exercised only if the $8.00 per share exercise price remains below the market price of our ordinary shares. To the extent such Warrants are exercised, additional ordinary shares will be issued. These issuances of ordinary shares will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market.

The liquidity of the Warrants that are not exchanged will be reduced.

The ability to sell unexchanged Warrants will become more limited and could cease to exist due to the reduction in the amount of the Warrants outstanding upon completion of the Offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of unexchanged Warrants. In addition, there can be no assurance that market makers will continue to make a market in our unexchanged Warrants and, if they do not, then our Warrants may be removed from quotation on the OTC Pink Marketplace. As a result, investors in our Warrants may find it more difficult to dispose of or obtain accurate quotations as to the market value of our Warrants, and the ability of our shareholders to sell our Warrants in the secondary market may be materially limited. If there continues to be a market for our unexchanged Warrants, these securities may trade at a discount to the price at which the securities would trade if the number outstanding were not reduced, depending on the market for similar securities and other factors. However, there can be no assurance that an active market in the unexchanged Warrants will continue to be maintained or as to the prices at which the unexchanged Warrants may be traded.

There is no guarantee that tendering your Warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the market price of our ordinary shares in the future. If you choose to tender some or all of your Warrants in the Offer, future events may cause an increase in the market price of our ordinary shares and Warrants, which may result in a lower value realized by participating in the Offer than you might have realized if you did not exchange your Warrants. Similarly, if you do not tender your Warrants in the Offer, you will continue to bear the risk of ownership of your Warrants after the closing of the Offer, and there can be no assurance that you can sell your Warrants (or exercise them for ordinary shares) in the future at a higher value than would have been obtained by participating in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

COMPARATIVE PER SHARE DATA

The table below sets forth selected historical as-reported and unaudited proforma per share information for Tecnoglass Inc. The as-reported per share information of Tecnoglass Inc. below is derived from the audited financial statements as of and for the year ended December 31, 2014 and from the unaudited interim consolidated financial statements as of and for the nine month period ended September 30, 2015. The proforma data should be read in conjunction with those financial statements and related notes that are included elsewhere in this Registration Statement and Prospectus.

The unaudited proforma per share information of Tecnoglass Inc. below gives effect to the Warrant Exchange Offer at the exchange ratio of 2.5 warrants for one ordinary share and assumes that all warrants outstanding as of the end of the period are exchanged by warrant holders. As of September 30, 2015 and December 31, 2014, there were 7,817,783 and 9,097,430 warrants outstanding and the proforma shares outstanding assumes the warrants are exchanged for 3,127,114 and 3,638,972 ordinary shares, respectively, on the last day of the period. This proforma assumption affects proforma shares outstanding, proforma weighted-average shares outstanding, and diluted shares outstanding where the assumption is that the dilutive effect of the insider and public warrants is at a ratio of 2.5 warrants per share from the beginning of the period. The proforma per share information for Tecnoglass Inc. also includes an adjustment of $19,991 and $18,280 for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 for the reversal of the current period change in fair value of the warrant liability. This proforma assumption affects proforma net income, proforma earnings per share and proforma diluted earnings per share.

The unaudited proforma book value per share information below does not purport to represent the actual results of operations and financial position or the book value per share which would have occurred had the offer been made or the warrants exchanged during the periods presented, nor to project the future results of operations and financial position or the book value per share for any future date or period which the Company may achieve after the Offer.

	Tecnoglass Inc.
	Historical	Pro Forma
Net income (loss) per share attributable to common stockholders for the year ended December 31, 2014:
Basic earnings (loss) per share	$0.83	$0.90
Diluted earnings (loss) per share	$0.73	$0.76
Cash dividends per share for the year ended December 31, 2014	—	—
Net income (loss) per share attributable to common stockholders for the nine months ended September 30, 2015:
Basic earnings (loss) per share	$0.24	$0.82
Diluted earnings (loss) per share	$0.21	$0.70
Cash dividends per share for the nine months ended September 30, 2015	—	—
Book value per share as of September 30, 2015	$2.39	$2.63

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus/Offer to Exchange contains “forward-looking statements” within the meaning of the federal securities laws, with respect to our financial condition, results of operations, cash flows and business, and our expectations or beliefs concerning future events. These forward-looking statements can generally be identified by phrases such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts,” “outlook” or other similar words or phrases. There are inherent risks and uncertainties in any forward-looking statements. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Except as required by law, we undertake no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or otherwise. Some of the important factors that could cause actual results to differ materially from our expectations are discussed below. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

Among the factors that could cause actual results to differ materially are: competition; business conditions and industry growth; rapidly changing consumer preferences and trends; general economic conditions; large variations in sales volume with significant customers; addition or loss of significant customers; continued compliance with government regulations; loss of key personnel; fluctuations in currency exchange rates; labor practices; product development; management of growth; increases of costs of operations or inability to meet efficiency or cost reduction objectives; timing of orders and deliveries of products; and foreign government regulations and risks of doing business abroad.

You should refer to the “Risk Factors” section of this Prospectus/Offer to Exchange and to our periodic and current reports filed with the SEC for specific risks which would cause actual results to be significantly different from those expressed or implied by any of our forward-looking statements. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus/Offer to Exchange may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, readers of this Prospectus/Offer to Exchange are cautioned not to place undue reliance on the forward-looking statements.

For additional information about factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, please see the reports that we have filed with the SEC as described in this Prospectus/Offer to Exchange in the section entitled “Where You Can Find Additional Information” on page 58.

THE OFFER

Participation in the Offer involves a number of risks, including, but not limited to, the risks identified in the section entitled “Risk Factors.” Warrant holders should carefully consider these risks and are urged to speak with their personal legal, financial, investment and/or tax advisor as necessary before deciding whether or not to participate in the Offer. In addition, we strongly encourage you to read this Prospectus/Offer to Exchange in its entirety, and the publicly-filed information about us, before making a decision regarding the Offer.

General Terms

For a limited period of time, we are offering to holders of our Warrants the opportunity to receive one ordinary share in exchange for every 2.5 Warrants they hold. Holders of the Warrants tendered for exchange will not have to pay any of the exercise price for the tendered Warrants in order to receive ordinary shares in the exchange.

No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, we will round up to the nearest whole share based upon the aggregated number of Warrants tendered by the holder.

The Offer is subject to the terms and conditions contained in this Prospectus/Offer to Exchange and the Letter of Transmittal.

You may tender some or all of your Warrants on these terms. If you elect to tender Warrants in response to the Offer, please follow the instructions in this Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their current terms, by following the instructions herein. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the expiration of such extended Offer Period. In addition, Warrants that are not accepted by us for exchange by [           ], 2016 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

Corporate Information

We were formed under the name “Andina Acquisition Corporation” as an exempted company incorporated in the Cayman Islands on September 21, 2011 in order to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On December 20, 2013, we completed the Merger in which Tecnoglass Holding and its indirect, wholly-owned subsidiaries, TG and ES, became our direct and indirect subsidiaries (the “Merger”). Following the Merger, we changed our name from Andina Acquisition Corporation to Tecnoglass, Inc.

Our principal executive offices are located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia, and our telephone number at such offices is (57)(5)373-4000, and our web address is www.tecnoglass.com. We do not intend for information contained in our website to be a part of this Prospectus and Offer to Exchange. Our ordinary shares are listed on NASDAQ under the symbol “TGLS,” and our Warrants are quoted on the OTC Pink Marketplace under the symbol “TGLSW.” Our ordinary shares also commenced trading on the Colombia Stock Exchange, the Bolsa de Valores de Colombia, on January 6, 2016 under the symbol “TGLSC”. The Colombia listing is secondary to Tecnoglass’ primary listing on NASDAQ. No new shares were issued in connection with the admission to trading on the Bolsa de Valores de Colombia.

Warrants Subject to the Offer

The Public Warrants were included in the 4,200,000 Units issued in our initial public offering, each Unit consisting of one ordinary share and one warrant to purchase one ordinary share. As of February 26, 2016, 2,528,966 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 1,011,587 of our ordinary shares in exchange for the Public Warrants.

The Private Warrants were issued (i) simultaneously with the closing of our initial public offering, in a private sale of 4,800,000 warrants to certain of our initial shareholders and Graubard Miller, our counsel, and

(ii) simultaneously with the closing of our initial business combination, in a private transaction upon conversion of an outstanding convertible promissory note. As of February 26, 2016, 4,190,745 Private Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 1,676,298 of our ordinary shares in exchange for the Private Warrants.

Offer Period

The Offer will expire on the Expiration Date, which is 5:00 p.m., Eastern Time, on [           ], 2016, unless the Offer is earlier withdrawn or extended by us. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance that we will exercise our right to extend the Offer Period. During any extension, all Warrant holders who previously tendered Warrants will have a right to withdraw such previously tendered Warrants until the Expiration Date, as extended. If we extend the Offer Period, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Offer only if the conditions to the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants. We will announce any intention to withdraw the Offer by disseminating notice by public announcement or otherwise as permitted by applicable law.

At the expiration of the Offer Period, the current terms of the Warrants will continue to apply to any unexchanged Warrants until the Warrants expire by their terms on December 20, 2016.

Partial Exchange Permitted

If you choose to participate in the Offer, you may exchange less than all of your Warrants pursuant to the terms of the Offer. No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, we will round up to the nearest whole share based upon the aggregated number of Warrants tendered by the holder.

Conditions to the Offer

This Offer is conditioned upon the following:

•	the registration statement, of which this document is a part, shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order; and
•	no action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, shall have been threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the tender of some or all of the Warrants pursuant to the Offer or otherwise relates in any manner to the Offer; and
•	there shall not have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might, directly or indirectly, (i) make the acceptance for exchange of, or exchange for, some or all of the Warrants illegal or otherwise restrict or prohibit completion of the Offer, or (ii) delay or restrict our ability, or render us unable, to accept for exchange or exchange some or all of the Warrants.

We will not complete the Offer unless and until the registration statement described above is declared effective by the SEC. If the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend or cancel the Offer, and will inform Warrant holders of such event. If we extend the Offer Period, we will make a public announcement of such extension and the new Expiration Date by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

In addition, as to any Warrant holder, the Offer is conditioned upon such Warrant holder desiring to tender Warrants in the Offer delivering to the depositary in a timely manner the holder’s Warrants to be tendered and any other required paperwork, all in accordance with the applicable procedures described in this Prospectus/Offer to Exchange and set forth in the Letter of Transmittal.

We may withdraw the Offer only if the conditions of the Offer are not satisfied prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants. We will announce any intention to withdrawal by disseminating notice by public announcement or otherwise as permitted by applicable law.

No Recommendation; Warrant Holder’s Own Decision

None of our company, directors, officers or employees, or the information agent or the depositary for the Offer, is making any recommendations to any Warrant holder as to whether to exchange their Warrants. Each Warrant holder must make its own decision as to whether to tender Warrants for exchange pursuant to the Offer.

Procedure for Tendering Warrants for Exchange

Issuance of ordinary shares upon exchange of Warrants pursuant to the Offer and acceptance by us of Warrants for exchange pursuant to the Offer will be made only if Warrants are properly tendered pursuant to the procedures described below and set forth in the Letter of Transmittal. A tender of Warrants pursuant to such procedures, if and when accepted by us, will constitute a binding agreement between the tendering holder of Warrants and us upon the terms and subject to the conditions of the Offer.

Registered Holders of Warrants; Beneficial Owners of Warrants

For purposes of the tender procedures set forth below, the term “registered holder” means any person in whose name Warrants are registered on our books or who is listed as a participant in a clearing agency’s security position listing with respect to the Warrants.

Persons whose Warrants are held through a direct or indirect participant of The Depository Trust Company (“DTC”), such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those Warrants, but are “beneficial owners.” Beneficial owners cannot directly tender Warrants for exchange pursuant to the Offer. Instead, a beneficial owner must instruct its broker, dealer, commercial bank, trust company or other financial intermediary to tender Warrants for exchange on behalf of the beneficial owner. See the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Required Communications by Beneficial Owners” on page 21.

Tendering Warrants Using Letter of Transmittal

A registered holder of Warrants may tender Warrants for exchange using a Letter of Transmittal in the form provided by us with this Prospectus/Offer to Exchange. A Letter of Transmittal is to be used only if (i) Warrant certificates are to be forwarded to the depositary with the Letter of Transmittal (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery as described in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Guaranteed Delivery Procedures” on page 22); or (ii) delivery of Warrants is to be made by book-entry transfer to the depositary’s account at DTC pursuant to the procedures set forth in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Tendering Warrants Using Book-Entry Transfer” beginning on page 20; provided, however, that in the event of delivery by book-entry transfer, it is not necessary to execute and deliver a Letter of Transmittal if instructions with respect to the tender of such Warrants are transmitted through DTC’s Automated Tender Offer Program (“ATOP”). If you are a registered holder of Warrants, unless you intend to tender those Warrants through ATOP, you should complete, execute and deliver a Letter of Transmittal to indicate the action you desire to take with respect to the Offer.

In order for Warrants to be properly tendered for exchange pursuant to the Offer using a Letter of Transmittal, the registered holder of the Warrants being tendered must ensure that the depositary receives the following: (i) a properly completed and duly executed Letter of Transmittal, in accordance with the instructions of the Letter of Transmittal (including any required signature guarantees); (ii) the Warrant certificate(s) for the Warrants being tendered by the holder for exchange or, alternatively, delivery of the Warrants by book-entry transfer to the depositary’s account at DTC; and (iii) any other documents required by the Letter of Transmittal.

In the Letter of Transmittal, the tendering registered Warrant holder must set forth: (i) its name and address; (ii) the number of Warrants being tendered by the holder for exchange; (iii) the certificate number(s) of the Warrant certificate(s) representing the tendered Warrants, unless the tendered Warrants have been or will be delivered by book-entry transfer; and (iv) certain other information specified in the form of Letter of Transmittal.

In certain cases, all signatures on the Letter of Transmittal must be guaranteed by an “Eligible Institution.” See the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Signature Guarantees” on page 21.

If the Letter of Transmittal is signed by someone other than the registered holder of the tendered Warrants (for example, if the registered holder has assigned the Warrants to a third-party), or if the ordinary shares to be issued upon exchange of the tendered Warrants are to be issued in a name other than that of the registered holder of the tendered Warrants, the tendered Warrant certificates must be properly endorsed or accompanied by appropriate assignment documents, in either case signed exactly as the name(s) of the registered holder(s) appear on the Warrants, with the signature(s) on the Warrants or assignment documents guaranteed by an Eligible Institution.

Lost or Destroyed Certificates

Warrant holders whose certificate(s) for part or all of their Warrants has been mutilated, lost, stolen, or destroyed should contact the depositary, Continental Stock Transfer & Trust Company, at (800) 509-5586 for instructions as to obtaining a replacement Warrant certificate(s). The replacement certificate(s) will then be required to be submitted together with the Letter of Transmittal in order for such Warrants to be validly tendered pursuant to the Offer. The holder may also be required to give us a bond as indemnity against any claim that may be made against us with respect to the certificate(s) alleged to have been mutilated, lost, stolen, or destroyed. Warrant holders whose Warrant certificates have been mutilated, lost, stolen, or destroyed should contact the depositary immediately in order to permit timely processing of this documentation. However, there can be no assurances that such mutilated, lost, stolen or destroyed certificates will be replaced prior to the Expiration Date.

Signature Guarantees

In certain cases, all signatures on the Letter of Transmittal must be guaranteed by an “Eligible Institution.” An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Exchange Act.

Signatures on the Letter of Transmittal need not be guaranteed by an Eligible Institution if (i) the Letter of Transmittal is signed by the registered holder of the Warrants tendered therewith exactly as the name of the registered holder appears on such Warrants and such holder has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” in the Letter of Transmittal; or (ii) such Warrants are tendered for the account of an Eligible Institution.

In all other cases, an Eligible Institution must guarantee all signatures on the Letter of Transmittal by completing and signing the table in the Letter of Transmittal entitled “Guarantee of Signature(s).”

Required Communications by Beneficial Owners

Persons whose Warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those Warrants, but are “beneficial owners,” and must instruct the broker, dealer, commercial bank, trust company or other financial intermediary to tender Warrants on their behalf. Your broker, dealer, commercial bank, trust company or other financial intermediary should have provided you with an “Instructions Form” with this

Prospectus/Offer to Exchange. The Instructions Form is also filed as an exhibit to the registration statement of which this prospectus forms a part. The Instructions Form may be used by you to instruct your broker or other custodian to tender and deliver Warrants on your behalf.

Tendering Warrants Using Book-Entry Transfer

The depositary has established an account for the Warrants at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Warrants by causing DTC to transfer such Warrants into the depositary’s account in accordance with ATOP. However, even though delivery of Warrants may be effected through book-entry transfer into the depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (with any required signature guarantees), or an “Agent’s Message” as described in the next paragraph, and any other required documentation, must in any case also be transmitted to and received by the depositary at its address set forth in this Prospectus/Offer to Exchange prior to the Expiration Date, or the guaranteed delivery procedures described in the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange —  Guaranteed Delivery Procedures” must be followed.

DTC participants desiring to tender Warrants for exchange pursuant to the Offer may do so through ATOP, and in that case the participant need not complete, execute and deliver a Letter of Transmittal. DTC participants accepting the Offer may transmit their acceptance to DTC through ATOP. DTC will verify the acceptance and execute a book-entry delivery of the tendered Warrants to the depositary’s account at DTC. DTC will then send an “Agent’s Message” to the depositary for acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer as to execution and delivery of a Letter of Transmittal by the DTC participant identified in the Agent’s Message. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Warrants for exchange that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that our company may enforce such agreement against the participant. Any DTC participant tendering by book-entry transfer must expressly acknowledge that it has received and agrees to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against it.

Delivery of a Letter of Transmittal or any other required documentation to DTC does not constitute delivery to the depositary. See the section of this Prospectus/Offer to Exchange entitled “The Offer — Procedure for Tendering Warrants for Exchange — Timing and Manner of Deliveries.”

Guaranteed Delivery Procedures

If a registered holder of Warrants desires to tender its Warrants for exchange pursuant to the Offer, but (i) the Warrant certificates are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the depositary prior to the Expiration Date, the holder can still tender its Warrants if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;
•	the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Prospectus/Offer to Exchange, with signatures guaranteed by an Eligible Institution; and
•	the certificates for all physically-delivered Warrants in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the depositary’s account at DTC of all Warrants delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in accordance with ATOP), and any other documents required by the Letter of Transmittal, must be received by the depositary within three Over-the-Counter Bulletin Board quotation days after the date the depositary receives such Notice of Guaranteed Delivery.

In any case where the guaranteed delivery procedure is utilized for the tender of Warrants pursuant to the Offer, the issuance of ordinary shares for those Warrants tendered for exchange pursuant to the Offer and accepted pursuant to the Offer will be made only if the depositary has timely received the applicable foregoing items.

Timing and Manner of Deliveries

UNLESS THE GUARANTEED DELIVERY PROCEDURES DESCRIBED ABOVE ARE FOLLOWED, WARRANTS WILL BE PROPERLY TENDERED ONLY IF, BY THE EXPIRATION DATE, THE DEPOSITARY RECEIVES SUCH WARRANTS AT ITS ADDRESS SET FORTH IN THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “THE OFFER — DEPOSITARY” ON PAGE 32 OR BY BOOK-ENTRY TRANSFER, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL OR, IN THE CASE OF WARRANTS DELIVERED BY BOOK-ENTRY TRANSFER, AN AGENT’S MESSAGE.

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING ANY LETTER OF TRANSMITTAL AND THE TENDERED WARRANTS, MUST BE MADE TO THE DEPOSITARY. NO DELIVERIES SHOULD BE MADE TO US. ANY DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING WARRANT HOLDERS. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED (PROPERLY INSURED). IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any tender of Warrants will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Warrants that we determine are not in proper form or reject tenders of Warrants that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular Warrant, whether or not similar defects or irregularities are waived in the case of other tendered Warrants. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of us or them incur any liability for failure to give any such notice.

Fees and Commissions

Tendering Warrant holders who tender Warrants directly to the depositary will not be obligated to pay any charges or expenses of the depositary or any brokerage commissions. Beneficial owners who hold Warrants through a broker or bank should consult that institution as to whether or not such institution will charge the owner any service fees in connection with tendering Warrants on behalf of the owner pursuant to the Offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of Warrants to us in the Offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include (i) if our ordinary shares are to be registered or issued in the name of any person other than the person signing the Letter of Transmittal, or (ii) if tendered Warrants are registered in the name of any person other than the person signing the Letter of Transmittal. If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the Letter of Transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payment due with respect to the Warrants tendered by such holder.

Withdrawal Rights

Tenders of Warrants made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If the Offer Period is extended, you may withdraw your tendered Warrants at any time until the expiration of such extended Offer Period. After the Offer Period expires, such tenders are irrevocable, provided, however, that Warrants that are not accepted by us for exchange on or prior to [           ], 2016 may thereafter be withdrawn by you until such time as the Warrants are accepted by us for exchange.

To be effective, a written notice of withdrawal must be timely received by the depositary at its address identified in this Prospectus/Offer to Exchange. Any notice of withdrawal must specify the name of the person who tendered the Warrants for which tenders are to be withdrawn and the number of Warrants to be withdrawn. If the Warrants to be withdrawn have been delivered to the depositary, a signed notice of withdrawal must be submitted prior to release of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the tendering Warrant holder) and the certificate numbers shown on the particular certificates evidencing the Warrants to be withdrawn. Withdrawal may not be cancelled, and Warrants for which tenders are withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, Warrants for which tenders are withdrawn may be tendered again by following one of the procedures described above in the section entitled “The Offer — Procedure for Tendering Warrants for Exchange” beginning on page 20, at any time prior to the Expiration Date.

A beneficial owner of Warrants desiring to withdraw tendered Warrants previously delivered through DTC should contact the DTC participant through which such owner holds its Warrants. In order to withdraw Warrants previously tendered, a DTC participant may, prior to the Expiration Date, withdraw its instruction by (i) withdrawing its acceptance through DTC’s Participant Tender Offer Program (“PTOP”) function, or (ii) delivering to the depositary by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notices of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the PTOP function to which such withdrawal relates. If the tender being withdrawn was made through ATOP, it may only be withdrawn through PTOP, and not by hard copy delivery of withdrawal instructions. A DTC participant may withdraw a tendered Warrant only if such withdrawal complies with the provisions described in this paragraph.

A holder who tendered its Warrants other than through DTC should send written notice of withdrawal to the depositary specifying the name of the Warrant holder who tendered the Warrants being withdrawn. All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution, as described above in the section entitled “The Offer — Procedure for Tendering Warrants for Exchange — Signature Guarantees” on page 21; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Warrants being withdrawn are held for the account of an Eligible Institution. Withdrawal of a prior Warrant tender will be effective upon receipt of the notice of withdrawal by the depositary. Selection of the method of notification is at the risk of the Warrant holder, and notice of withdrawal must be timely received by the depositary.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Acceptance for Issuance of Shares

Upon the terms and subject to the conditions of the Offer, we will accept for exchange Warrants validly tendered until the Expiration Date, which is 5:00 p.m., Eastern Time, on [           ], 2016, unless earlier withdrawn or extended by us. The ordinary shares to be issued upon exchange of Warrants pursuant to the Offer, along with a certificate representing the balance of any Warrants not exchanged, will be delivered promptly following the Expiration Date. In all cases, Warrants will only be accepted for exchange pursuant to the Offer after timely receipt by the depositary of (i) certificates for such Warrants tendered physically, or book-entry delivery of the tendered Warrants, (ii) a properly completed and duly executed Letter of Transmittal, or compliance with ATOP where applicable, (iii) any other documentation required by the Letter of Transmittal, and (iv) any required signature guarantees.

For purposes of the Offer, we will be deemed to have accepted for exchange Warrants that are validly tendered and for which tenders are not withdrawn, unless we give written notice to the Warrant holder of our non-acceptance.

Announcement of Results of the Offer

We will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether we will accept the tendered Warrants for exchange, as promptly as practicable following the end of the Offering Period. The announcement will be made by a press release and by amendment to the Schedule TO we file with the SEC in connection with the Offer.

Background and Purpose of the Offer

The purposes of the Offer are to attempt to simplify our corporate structure, reduce the potential dilutive impact of the warrants thereby providing us with more flexibility for financing our operations in the future, and to reduce our “derivative warrant liability” to increase shareholders’ equity. Due to the terms of the warrants, we are required to revalue the warrants quarterly and have recorded significant non-cash derivative losses and gains which are not reflective of our actual operating performance. By eliminating the warrants, we would no longer be required to record these non-cash losses or gains. The Warrants that are tendered for exchange pursuant to the Offer will be retired. Additionally, the Offer will allow holders of Warrants the opportunity to participate in our recently announced dividend policy of declaring regular quarterly cash dividends of $0.125 per share, or $0.50 per share annually, by exchanging their Warrants for our ordinary shares.

Agreements, Regulatory Requirements and Legal Proceedings

Other than as set forth under the sections entitled “The Offer — Interests of Directors, Executive Officers and Others,” “The Offer — Transactions and Agreements Concerning Our Securities” and “The
Offer — Registration under the Exchange Act” beginning on pages 25, 27 and 28, respectively, there are no present or proposed agreements, arrangements, understandings or relationships between us, and any of our directors, executive officers, affiliates or any other person relating, directly or indirectly, to the Offer or to our securities that are the subject of the Offer.

Except for the requirements of applicable federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or federal or state regulatory approvals to be obtained by us in connection with the Offer. There are no antitrust laws applicable to the Offer. The margin requirements under Section 7 of the Exchange Act, and the related regulations thereunder, are inapplicable to the Offer.

There are no pending legal proceedings relating to the Offer.

Interests of Directors, Executive Officers and Others

We do not beneficially own any of the Warrants. The following table lists the Warrants beneficially owned by our directors, executive officers and other affiliates or related persons as of February 26, 2016:

Name(1)	Aggregate Number of Warrants Beneficially Owned		Percentage of Warrants Beneficially Owned(2)
Jose M. Daes	0	(3)	0
Christian T. Daes	0	(3)	0
Joaquin F. Fernandez	789,082	(4)	11.7%
Martha L. Byorum	110,000		1.6%
Energy Holding Corporation	789,082		11.7%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Tecnoglass Inc., Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia.
(2)	Determined based on 6,719,711 Warrants, representing 2,528,966 Public Warrants and 4,190,745 Private Warrants outstanding as of February 26, 2016.

(3)	Does not include Warrants held by Energy Holding Corporation, in which this person has an indirect ownership interest.
(4)	Represents Warrants held by Energy Holding Corporation, of which Mr. Fernandez is a director and may be deemed to share voting and dispositive power over such Warrants.

We anticipate that several of the foregoing individuals and entities will exchange their Warrants in the Offer. However, there is no assurance that they will. None of such individuals will receive any benefit by virtue of such exchange that is not shared on a pro rata basis with other holders of the same type of Warrants exchanged pursuant to the Offer. Each such individual also has registration rights under the agreement described in the sections of this Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions” and “Description of Securities” beginning on pages 52 and 55, respectively.

Market Price, Dividends and Related Shareholder Matters

Market Price of Ordinary Shares and Warrants

Currently, our ordinary shares are listed on NASDAQ under the symbol TGLS, and our warrants are quoted on the OTC Pink Marketplace under the symbol TGLSW.

Our ordinary shares also commenced trading on the Colombia Stock Exchange, the Bolsa de Valores de Colombia, on January 6, 2016 under the symbol “TGLSC”. The Colombia listing is secondary to Tecnoglass’ primary listing on NASDAQ. No new shares were issued in connection with the admission to trading on the Bolsa de Valores de Colombia.

Until January 2014, our Warrants were listed on the NASDAQ Capital Market. Prior to the Merger, the trading symbols of our ordinary shares and Warrants were ANDA and ANDAW, respectively. From March 2012 through November 2013, our units, sold in our IPO and described elsewhere in this Form 10-K, were traded on the NASDAQ Capital Market under the symbol ANDAU. However, as a condition to the Merger, we separated the units into their component securities (one ordinary share and one warrant) on a mandatory basis and the units ceased public trading.

The following table sets forth the high and low sales prices for our ordinary shares and Warrants for the periods indicated since our ordinary shares and Warrants commenced trading on May 10, 2012:

	Ordinary Shares		Warrants
Period*	High	Low	High	Low
Fiscal 2016:
First Quarter**	$14.30	$9.82	$5.95	$3.01
Fiscal 2015:
Fourth Quarter	$15.59	$13.05	$9.00	$5.02
Third Quarter	$15.95	$12.39	$5.96	$4.27
Second Quarter	$13.74	$8.50	$5.00	$2.05
First Quarter	$10.73	$9.16	$2.75	$2.20
Fiscal 2014:
Fourth Quarter	$12.00	$9.80	$3.44	$2.10
Third Quarter	$12.29	$10.70	$4.15	$3.06
Second Quarter	$15.00	$10.20	$4.85	$2.20
First Quarter	$11.15	$8.50	$2.95	$1.08
Fiscal 2013:
Fourth Quarter*	$10.40	$8.15	$1.45	$0.45
Third Quarter	$10.23	$9.93	$0.60	$0.18
Second Quarter	$10.00	$9.90	$0.25	$0.15
First Quarter	$10.00	$9.87	$0.27	$0.13

*	Prior to consummation of the Merger, our fiscal year end was February 28th. We changed our fiscal year end to December 31st in connection with the Merger and all periods are stated on a December 31st year end.
**	Through February 26, 2016

Holders

As of February 26, 2016, there were 319 holders of record of our ordinary shares and 14 holders of record of our Warrants.

Dividends

We have not paid any dividends on our ordinary shares to date. On April 14, 2015, our Board of Directors authorized the payment of regular quarterly dividends to holders of our ordinary shares at a quarterly rate of $0.125 per share (or $0.50 per share on an annual basis). The first quarterly dividend payment will be made to shareholders of record 15 days after the end of the Offer.

Source and Amount of Funds

Because this transaction is an offer to holders to exchange their existing Warrants for our ordinary shares, there is no source of funds or other cash consideration being paid by us to, or to us from, those tendering Warrant holders pursuant to the Offer. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer, including the payment of any fees, expenses and other related amounts incurred in connection with the transactions will be approximately $60,000. We expect to have sufficient funds to complete the transactions contemplated by the Offer and to pay fees, expenses and other related amounts from our cash on hand.

Fees and Expenses

We have retained Continental Stock Transfer & Trust Company as depositary and exchange agent in connection with the Offer. We will pay Continental Stock Transfer & Trust reasonable and customary compensation for its services in connection with the Offer will reimburse its reasonable out-of-pocket expenses and will indemnify it against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Warrants pursuant to the Offer.

Transactions and Agreements Concerning Our Securities

Other than as set forth below and in the sections of this Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions” and “Description of Securities” beginning on pages 52 and 55, respectively, and as set forth in our third amended and restated memorandum and articles of association, there are no agreements, arrangements or understandings between our company, or any of our directors or executive officers, and any other person with respect to our securities that are the subject of the Offer.

Agreements Relating to our Initial Public Offering

As described in the section of this Prospectus/Offer to Exchange entitled “Description of Securities — Registration Rights” beginning on page 57, in connection with our initial public offering, we entered into a registration rights with our initial shareholders with respect to their securities held at the time of our initial public offering.

Agreements Relating to the Merger

At the closing of the Merger, 2,251,853 of the 4,200,000 public shares sold in our IPO were converted to cash at a conversion price of approximately $10.18 per share, or an aggregate of approximately $22.9 million of the approximately $42.7 million held in the trust account. As consideration for the Merger, we issued Energy Holding Corporation, a holding company and sole shareholder of Tecnoglass Holding, of which former shareholders of TG and ES are the sole shareholders, an aggregate of 20,567,141 ordinary shares, or approximately 87% of the outstanding ordinary shares. Pursuant to the agreement and plan of reorganization, we also issued to Energy Holding Corporation. an additional 500,000 ordinary shares upon the achievement of specified EBITDA targets in the fiscal year ended December 31, 2014. Additionally, Energy Holding Corp. also has the contractual right to receive an additional 2,500,000 ordinary shares, to be released upon the attainment of specified share price targets or targets based on our EBITDA in the fiscal years ending December 31, 2015 or 2016.

As described in the section of this Prospectus/Offer to Exchange entitled “Description of
Securities — Registration Rights” beginning on page 57, at the closing of the Merger, we entered into a registration rights with the former shareholders of TG and ES with respect to the shares of our ordinary shares they received in the Merger.

Securities Transactions

Except as set forth in the section of this Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions” beginning on page 52, neither we, nor any of our directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of our controlling persons, has engaged in any transactions in our Warrants in the last 60 days.

Plans

Except as described in the sections of this Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer,” “Information Concerning Our Company,” “Certain Relationships and Related Person Transactions” and “Description of Securities” beginning on pages 5, 18, 34, 52 and 55, respectively, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;
•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;
•	any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
•	any other material change in our corporate structure or business;
•	any class of our equity securities to be delisted from NASDAQ;
•	any class of our equity securities becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act;
•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;
•	the acquisition or disposition by any person of our securities; or
•	any changes in our third amended and restated memorandum and articles of association or other governing instruments or other actions that could impede the acquisition of control of our company.

Registration under the Exchange Act

The Warrants currently are registered under the Exchange Act. This registration may be terminated upon application by us to the SEC if there are fewer than 300 record holders of the Warrants, provided we obtain the consent of the representative of the underwriters for our initial public offering of the Units as required pursuant to the underwriting agreement for such offering. We currently do not intend to deregister the Warrants, if any, that remain outstanding after completion of the Offer. Notwithstanding any termination of the registration of our Warrants, we will continue to be subject to the reporting requirements under the Exchange Act as a result of the continuing registration of our ordinary shares.

Accounting Treatment

The exchange of the Warrants will be accounted for as an ordinary stock issuance. We will record the aggregate par value of the ordinary shares issued in the exchange as a credit to the capital stock account. Offer-related costs, which include advisory, legal, accounting, depositary and other professional or consulting fees, will be expensed in the period incurred.

The Company previously classified the Warrants as a liability at fair value as the terms of the warrant agreement are such that the instruments do not meet the criteria for equity treatment. The Exchange Offer does not modify any terms of the warrant agreements or the current accounting treatment for the un-exchanged warrants. For the exchanged warrants, the difference between the actual fair value of the warrant liability as of the date of their exchange and the actual fair value of the ordinary shares issued is recorded as a gain/loss to the income statement.

Absence of Appraisal or Dissenters’ Rights

Holders of the Warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Offer.

Material U.S. Federal Income Tax Consequences

General

The following is the opinion of Graubard Miller our U.S. counsel, regarding the material U.S. federal income tax consequences of the receipt of ordinary shares in exchange for the Warrants pursuant to the Offer and the ownership and disposition of the ordinary shares. This description assumes that holders hold the Warrants, and will hold the ordinary shares received upon exchange of the Warrants, as capital assets (generally, property held for investment). This opinion does not address all of the tax consequences that might be relevant to a holder’s particular circumstances or to holders that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax exempt organizations, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who hold ordinary shares or Warrants as part of a “straddle,” hedging transaction, conversion transaction, or other similar integrated transaction for U.S. federal income tax purposes, or U.S. holders (as defined below) that have a functional currency other than the U.S. dollar.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the nature of the activities of the partnership. A holder that is a partnership, and the partners in such partnerships, should consult its own tax advisors regarding the tax consequences of the receipt of ordinary shares in the exchange and the ownership and disposition of ordinary shares received in the exchange.

This opinion does not address the tax consequences arising under the laws of any foreign, state, or local tax jurisdiction. Moreover, except to the extent specifically set forth below, this opinion does not address the U.S. federal estate and gift tax, or alternative minimum tax, or other non-income tax consequences of the ownership and disposition of ordinary shares received upon exchange of the Warrants.

This opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated thereunder, judicial decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, each as in effect on the date hereof. These authorities are subject to change, possibly with retroactive effect, or differing interpretations by the IRS or a court, which could affect the tax consequences described herein. We have not obtained, and have no plans to request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS or the courts will agree with any of the conclusions stated in this description.

This opinion is for general information only and is not tax advice. It is not intended to constitute a complete description of all tax consequences for holders relating to the exchange of Warrants for our ordinary shares or relating to the ownership and disposition of our ordinary shares. You are urged to consult with your tax advisor regarding the U.S. federal income tax consequences of the receipt of ordinary shares in exchange for the Warrants, and of the ownership and disposition of such ordinary shares, applicable in your particular situation, as well as any consequences under the federal estate or gift tax, the federal alternative minimum tax, or under the tax laws of any state, local, foreign, or other taxing jurisdiction.

Tax Consequences to U.S. Holders

Subject to the limitations stated above, the following description addresses certain material U.S. federal income tax consequences of the receipt of ordinary shares in exchange for the Warrants, and of the ownership and disposition of our ordinary shares, that are expected to apply if you are a U.S. holder of the Warrants or our ordinary shares. For this purpose, you are a “U.S. holder” if you are:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Exchange of Warrants for Ordinary shares

It is the opinion of Graubard Miller that your exchange of Warrants for our ordinary shares pursuant to the Offer should be treated as a “recapitalization” pursuant to which (i) you should not recognize any gain or loss on the exchange of Warrants for shares of our ordinary shares, (ii) your aggregate tax basis in the shares received in the exchange should equal your aggregate tax basis in your Warrants surrendered in the exchange, and (iii) your holding period for the shares received in the exchange should include your holding period for the surrendered Warrants. Special tax basis and holding period rules apply to holders that acquired different blocks of Warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances.

If you exchange Warrants for our ordinary shares pursuant to the Offer, and if you hold five percent or more of our ordinary shares prior to the exchange, or if you hold Warrants and other securities of ours prior to the exchange with a tax basis of $1 million or more, you will be required to file with your U.S. federal income tax return for the year in which the exchange occurs a statement setting forth certain information relating to the exchange (including the fair market value, prior to the exchange, of the Warrants transferred in the exchange and your tax basis, prior to the exchange, in our ordinary shares or securities), and to maintain permanent records containing such information.

If you do not tender your Warrants in the Offer, you will not have any U.S. federal income tax consequences from declining to exchange such Warrants for our ordinary shares pursuant to the Offer.

Ownership and Disposition of Ordinary Shares

Distributions of cash or property that we pay on our ordinary shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in your gross income as ordinary dividend income when actually or constructively received by you. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in our ordinary shares, and thereafter will be treated as capital gain from the sale or exchange of the ordinary shares. If you are a non-corporate U.S. holder, dividends you receive with respect to our ordinary shares are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided you satisfy applicable holding period and other requirements. If you are a corporate U.S. holder, dividends you receive with respect to our ordinary shares will be taxable at regular rates and will not be eligible for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Upon a sale or other taxable disposition of our ordinary shares, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the disposition and (ii) your adjusted tax basis for the ordinary shares. The capital gain or loss will be long-term capital gain or loss if you held the ordinary shares more than one year. The deductibility of capital losses is subject to limitations.

Tax on Net Investment Income

A 3.8% Medicare contribution tax will generally apply to all or some portion of the net investment income of a U.S. holder who is an individual with adjusted gross income that exceeds a threshold amount. In the case of individuals, a 3.8% tax is imposed for each taxable year on the lesser of (a) net investment income for the year or (b) the modified adjusted gross income for such year in excess of a threshold amount ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). For these purposes, dividends received with respect to our ordinary shares, and gains or losses realized from the taxable disposition of our ordinary shares, will generally be taken into account in computing your net investment income.

Information Reporting and Backup Withholding

In general, dividends you receive with respect to our ordinary shares, and amounts you receive with respect to a sale or other disposition of our ordinary shares, are reported to the IRS and to you, unless you are an exempt payee (such as a corporation) and the payment is not subject to backup withholding. Such dividends and other amounts may be subject to backup withholding (at a rate of 28%), and subject to related information reporting with respect to otherwise exempt payees, unless you provide to us (i) your correct taxpayer identification number and certification (on Form W-9) that you are not subject to backup withholding, or (ii) proof that you are an exempt payee. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided you timely furnish the required information or returns to the IRS.

Tax Consequences to Non-U.S. Holders

Subject to the limitations stated above, the following description addresses certain material U.S. federal income tax consequences of the receipt of ordinary shares in exchange for the Warrants, and of the ownership and disposition of our ordinary shares, that are expected to apply if you are a non-U.S. holder of the Warrants or our ordinary shares. For this purpose, you are a “non-U.S. holder” if you are an individual, corporation, estate, or trust that is not a U.S. holder as defined above. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” individuals present in the United States for 183 days or more in the taxable year of disposition (but who are not U.S. residents) or, in certain circumstances, individuals who are former U.S. citizens or residents.

Exchange of Warrants for Ordinary Shares

Your exchange of Warrants for our ordinary shares pursuant to the Offer should have the same tax consequences as described above for U.S. holders. Assuming you are not engaged the conduct of a trade or business within the U.S., you should not be required to make any U.S. federal income tax filings solely on account of the exchange of Warrants for our ordinary shares.

Ownership and Disposition of Ordinary shares

Dividends (including constructive dividends) paid or deemed paid to a non-U.S. holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

In general, dividends you receive with respect to our ordinary shares, and any U.S. federal withholding tax withheld with respect to those dividends, are reported to the IRS and to you, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be provided under the provisions of a specific tax treaty, or under the provisions of a tax information exchange agreement, to the tax authorities in the country in which you reside or are established. Amounts you receive from of a sale or other disposition of our ordinary shares effected through the U.S. office of any broker (as defined in applicable Treasury regulations) or from a sale or other disposition conducted outside the United States through certain U.S.-related brokers, are also reported to the IRS and to you.

You will generally be exempt from backup withholding on dividends and other amounts you receive with respect to our ordinary shares if you provide a certification (on an applicable IRS Form W-8) or proof of exempt status as described above with respect to U.S. federal income tax withholding. Any amounts withheld under the backup withholding rules from a payment will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided you timely furnish the required information or returns to the IRS.

Foreign Account Reporting and Withholding

A U.S. federal withholding tax of 30% may apply to dividends on, and the gross proceeds of a sale or other disposition of, our ordinary shares, paid to a “foreign financial institution” (as defined in Section 1471 of the Code), unless such institution enters into an agreement with the U.S. government to collect and verify information regarding holders of accounts maintained by such institution, to report information with respect to U.S. accounts maintained by such institution, and to withhold on certain “passthru payments” made by such institution. In general, U.S. accounts are depositary and custodial accounts maintained by the foreign financial institution, and certain equity and debt interests in such institution, which are held by U.S. persons or U.S. — owned foreign entities. A U.S. federal withholding tax of 30% may also apply to dividends and the gross proceeds of a sale or other disposition of our ordinary shares paid to a non-financial foreign entity unless the foreign entity provides the withholding agent either (i) a certification that the foreign entity does not have any “substantial U.S. owners” or (ii) identifying information for each substantial U.S. owner. A substantial U.S. owner is generally defined as any U.S. person, other than a publicly traded corporation or its affiliates and certain other specified exempt persons, owning more than 10% of the foreign entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Depositary

The depositary and exchange agent for the Offer is:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attention: Corporate Actions Department
Facsimile: (212) 616-7610

Additional Information; Amendments

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Prospectus/Offer to Exchange is a part. We recommend that Warrant holders review the Schedule TO, including the exhibits, and our other materials that have been filed with the SEC before making a decision on whether to accept the Offer.

We will assess whether we are permitted to make the Offer in all jurisdictions. If we determine that we are not legally able to make the Offer in a particular jurisdiction, we will inform Warrant holders of this decision. The Offer is not made to those holders who reside in any jurisdiction where the offer would be unlawful.

Our board of directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and Warrant holders should consult with personal advisors if they have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the registration statement on Form S-4 relating to the Offer, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov.

If you have any questions regarding the Offer or need assistance, you should contact the information agent for the Offer. You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the information agent. All such questions or requests should be directed to:

Rodny Nacier, CFA
ICR
685 Third Avenue, 2nd Floor
New York, NY 10017
Phone: 646-277-1237
Email: rodny.nacier@icrinc.com
www.icrinc.com

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given by us to Warrant holders in connection with the Offer.

INFORMATION CONCERNING OUR COMPANY

Overview

We were originally formed under the name “Andina Acquisition Corporation” for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On March 22, 2012, we consummated our initial public offering, and on December 20, 2013, we consummated our initial business combination, whereby our wholly-owned subsidiary merged with and into Tecnoglass Holding. As a result of this transaction, Tecnoglass Holding and its indirect, wholly-owned subsidiaries, TG and ES, became our direct and indirect subsidiaries. Accordingly, the business of Tecnoglass Holding and its subsidiaries became our business. We are now a holding company operating through our direct and indirect subsidiaries.

The transaction with Tecnoglass Holding was accounted for as a reverse acquisition with Tecnoglass Holding being considered the accounting acquirer in the transaction. For accounting and financial purposes, we were treated as the acquired company, and Tecnoglass Holding was treated as the acquiring company. Accordingly, historical information, including historical financial information and the historical description of our business, for periods and dates prior to December 20, 2013, include information for Tecnoglass Holding and its subsidiaries.

General

We are a leading manufacturer of hi-spec, architectural glass and windows for the western hemisphere residential and commercial construction industries, operating through our direct and indirect subsidiaries. Headquartered in Barranquilla, Colombia, we operate out of a 2.3 million square foot vertically-integrated, state-of-the-art manufacturing complex that provides easy access to the Americas, the Caribbean, and the Pacific.

We sell our products to more than 800 customers in North, Central and South America. The United States accounted for approximately 51% and 36% of our combined revenues in 2014 and 2013, while Colombia accounted for approximately 41% and 56%, and Panama for approximately 6% and 6% of our combined revenues in those years. Our tailored, high-end products are found on some of the world’s most distinctive properties, including the El Dorado Airport (Bogota), Imbanaco Medical Center (Cali), Brickell City Centre (Miami), and The Woodlands (Houston).

TG.  TG is a leading manufacturer of a variety of glass products installed primarily in commercial and residential buildings, including tempered safety, double thermo-acoustic and laminated glass. TG products are installed in hotels, residential buildings, commercial and corporate centers, universities, airports and hospitals in a variety of applications such as floating facades, curtain walls, windows, doors, handrails, interior and bathroom spatial dividers. Approximately 43% of TG products are supplied to ES for installation in various products that ES manufactures, with the balance of TG products being sold to customers throughout North, Central and South America.

TG also produces aluminum products such as profiles, rods, bars, plates and other hardware used in the manufacture of windows. In 2007, TG established its Alutions plant in Barranquilla, Colombia for extrusion, smelting, painting and anodizing processes, and for exporting, importing and marketing aluminum products. The Alutions plant contributes more than 90% of the raw materials needed for production of TG aluminum products.

Glass Magazine ranked TG as the second largest glass fabricator serving the U.S. market in 2013. We believe that it is the leading glass transformation company in Colombia, capturing 40% of the market share in the country.

ES.  ES is a leader in the production of high-end windows, with more than 29 years of experience in the glass and aluminum structure assembly market in Colombia. ES designs, manufactures, markets and installs architectural systems for high, medium and low rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

Since 2004, we have a strategic commercial relationship with ES Windows LLC (“ESW LLC”), a Florida-based company partially owned by Christian T. Daes and José M. Daes, who are also our executive officers and directors. ESW LLC is a member of the American Architectural Manufacturers Association, a technical information center for the architecture industry with highest standards. ESW LLC sends project specifications and orders from its clients to ES, and in turn, receives pricing quotes from ES which are conveyed to the client. ESW LLC does not install any of our products. Our transactions with ESW LLC are further disclosed in the notes to our financial statements appearing elsewhere in this Annual Report.

Based on our knowledge of the South Florida construction market, we believe that ES participated in 80% of the high rise building projects in South Florida in the years leading up to the 2008 economic crises through the sale of its products to RC Aluminum Industries (“RC Aluminum”). ES also possesses the requisite permits, known as Notices of Acceptance (“NOA”) to commercialize hurricane windows in Miami-Dade County, Florida, one of the most demanding certifications in the world for manufacturers of windows and window frames. In 2014, we were awarded a contract from one of the largest real estate development firms in the United States to manufacture and supply windows for 10 multi-dwelling residential buildings to be constructed in South Florida for approximately $40 million.

ES has expanded its U.S. sales outside of the Florida market for windows, into the high-tech market for curtain walls, a product that is in high demand and represents a new trend in architecture, and floating facades. Due to the sophistication of these new products, ES believes that sales of curtain walls will generate higher margins as compared to traditional window frames from walls or floor to ceiling windows. Curtain walls produced by ES are composed of “high performance” materials that are produced by Alutions, the aluminum smelting plant, and TG with state of the art technology.

In 2014, we established two entities in South Florida, Tecno LLC and Tecno RE, to acquire manufacturing and warehousing facilities, customer lists and exclusive design permits in order to support sales growth in the United States. We will continue to manufacture our products at our facilities in Barranquilla, Colombia while performing select manufacturing and light assembly in the U.S. to enhance client service and create certain cost efficiencies.

In Panama, ES sells products primarily to companies participating in large construction projects in the most exclusive areas of Panama City. For example, ES products were supplied in the construction of the tallest building in Central and South America, The Point, as well as in the construction of other modern hotels in the region such as Megapolis and The Trump. Based on ES’s knowledge of the construction market in Central America, we believe that it has also entered into one of the highest value window supply contracts in the hotel industry in Central America for the Soho Plaza.

Competitive Strengths

Vertical Integration

We believe we are unique in vertically integrating the purchase of raw materials, the manufacture of glass and aluminum products and the subsequent production of customized glass and windows for architectural and industrial settings. By vertically integrating these functions, we are able to price our products competitively while maintaining strict quality control measures to guarantee the high quality of our products. Additionally, we benefit from significant advantages in efficiency and time-to-market for new or customized products. This vertically integrated model provides attractive margins with significant operating leverage.

Innovation

We have made significant investments in machinery and equipment in order to utilize the latest technology on our production lines, including a recently completed approximately $56.6 million capital investment in land, warehouses and state-of-the-art glass making equipment thereby expanding our manufacturing capacity. In August 2014, we entered into a contract to purchase equipment from Magnetron Sputter Vacuum Deposition to produce soft coated low emissivity glass as part of our improvements plan in 2015 and 2016. The investment for this project is estimated at $45 million for the equipment and facilities.

Additionally, we purchased two glass laminating and tempering furnaces that use new technologies to produce tempered glass with no distortion using air cushion technology and to produce curved glass in a broad range of easily modifiable curvatures.

For certain of our products, we offer DuPont Sentryglass® laminated glass interlayers which are recognized as industry-leading laminated glass solutions with five times the resistance strength of other materials available on the market. We also use a laminator and jumbo tempering oven capable of producing extra-large slabs of laminated glass which are sought after in the high-end window market. These investments in machinery and equipment, together with our highly trained labor force, allow us to offer state-of-the-art custom designed products quickly modified to meet customer demands. We also have a staff of specialists dedicated to product design in order to meet customer specifications.

Superior Customer Service

In addition to manufacturing high quality products, our value proposition to our customers is based on industry-leading lead times, on-time delivery and superior after-sale support. Through the coordinated efforts of our sales teams, product specialists, and field service teams, we deliver high quality service to our customers, from the time the initial order is placed through the delivery and installation of our products. By providing an efficient flow of product from order through delivery, our manufacturing processes allow us to deliver made-to-order products consistently on time, which we believe is an important competitive strength.

Management Experience

José Daes, our chief executive officer, and Christian Daes, our chief operating officer, have more than 30 and 20 years of industry experience, respectively. In addition, our executive management teams have worked together for many years at our operating subsidiaries. This long tenure in the industry, and as a team, has enabled our management to build significant relationships with both clients and field level management. We believe that these relationships, coupled with management’s strong technical expertise, create a significant competitive advantage.

Location

Our headquarters and principal manufacturing facilities are located in Barranquilla, Colombia, which is strategically located near three major ports in Barranquilla, Cartagena and Santa Marta. These ports, which are only two hours’ drive from each other, provide us with sea access to all major markets globally.

High Barriers to Entry

Entry into many of the markets that we serve is limited due to the technical certifications required on high specification building projects. Our success is due in large part to the breadth of our product offering and our reputation for delivering high quality, made-to-order architectural glass on time. These factors are required to compete successfully for multimillion dollar projects typical of our business. Given the vertically-integrated nature of our operations, including the aluminum extrusion products provided by Tecnoglass, there is a more limited set of competitors and entry into these markets. In addition, the equipment needed to operate in the glass and window industry is expensive, requiring a significant upfront capital investment.

Competitive pricing

We offer our customers highly competitive prices due to efficiencies realized from vertical integration and low labor costs. These competitive advantages allow us great flexibility in pricing their components to be competitive in a variety of markets.

Strategy

We have identified the following items that we believe are important in advancing our business:

Continued investments in machinery and equipment with state-of-the-art technology

We have made investments of approximately $94.5 million since 2013, including $56.6 million in 2014 in state-of-the-art glass making equipment, the installation of new laminating lines, high-volume insulating equipment, a new aluminum extrusion press with the capacity for an additional one thousand tons per month, a new paint line with the capacity to treat one million pounds of aluminum per month, and a new aluminum foundry.

Development of additional high value products

We have a demonstrated track record of developing new products and will continue to focus on capitalizing on new product opportunities in the future. We constantly identify shifting global trends and growing marketplace needs, and design proposals to meet those needs. A feasibility and tuning program, including testing at specialized laboratories in the U.S., is carried out before marketing a new product. In 2014 we started producing architectural systems that integrate LED lighting allowing the façade of the building to display different colors and patterns.

Additionally, we are in the process of implementing new technologies to produce tempered glass that offers notably more transparency with significantly less distortion than industry standard using air cushion technology, as well as new technology used to produce curved glass in a broad range of easily modifiable curvatures.

Manufacture the highest quality products in the market through a rigorous quality assurance program

Our plants are organized internally by processes, each of which is independently and continually supervised by the Quality Assurance department. The Quality Assurance department maintains rigorous oversight over energy, water, recyclable waste and process optimization indicators, in order to produce high quality sustainable products. Approximately 30% of all our waste is recycled.

Continued vertical integration provides margin enhancement

We benefit from operating together under a combined facility, providing advantages in meeting customer and market needs and managing costs. By continuing to expand our degree of vertical integration, we can further enhance productivity, create cost efficiencies and increase operating margins.

Leverage strength in Colombia market to further penetrate Latin America

With a strong base in Colombia, we have already successfully expanded into nearby geographies. Our glass products are featured in major construction projects in Argentina, Aruba, Costa Rica, Panama and Puerto Rico. As the construction market throughout Latin America grows, we are positioned to capture new growth in the markets we have currently penetrated, as well as in new high growth countries.

Leverage strength in Florida market to further penetrate U.S.

We believe we have an established and leading presence in the Florida construction market as providers of high value, impact-resistant glass products. ES’s hurricane-proof products are certified in compliance with the stringent requirements of hurricane-proof windows in accordance with applicable U.S. regulations. With a quality of product proven by our success and compliance in the impact-resistant market, we have successfully entered the U.S. remodeling and replacement parts market. In addition, we have the opportunity to grow geographically in the U.S., particularly into other coastal markets on the East Coast which are affected by hurricanes, significant temperature fluctuations and other extreme weather.

Maintain fast and reliable delivery to customers due to strategic location

From the Port of Barranquilla, products can be transported to Panama by air in one hour and to Houston and Miami within two hours, within two days by sea to Panama and within four days by sea to Houston and Miami.

Penetrate additional markets

With a strong base in Colombia and Florida, we will seek to expand into further geographies, such as Asia and Europe. We believe the centralized location of the Port of Barranquilla will aid in our expanding into such new markets.

Products

TG manufactures and sells the following products:

Laminated/Thermo-Laminated Glass — produced by bonding two glass sheets with an intermediate film in-between. As a safety feature, this product fractures into small pieces if it breaks.

Thermo-Acoustic Glass — manufactured with two or more glass sheets separated by an aluminum or micro-perforated steel profile. This product has a double-seal system that ensures the unit’s tightness, buffering noise and improving thermal control. This product serves as an excellent noise barrier, which is used especially in zones close to airports, traffic or wherever there are unpleasant sounds.

Tempered Glass — glass subject to a tempering process through elevated temperatures resulting in greater superficial elasticity and resistance than conventional glass.

Silk-Screened Glass — special paint is applied to glass using automatic machinery and numerical control which ensures paint homogeneity and an excellent finish.

Curved Glass — produced by bending a flat glass sheet over a mold, using an automated heat process, which maintains the glass’ physical properties.

Digital Print Glass — digital printing allows any kind of appearance required by the client, offering versatility to projects.

TG’s aluminum products sold through its Alutions brand include bars, plates, profiles, rods and tubes used primarily in the manufacture of architectural glass settings including windows, doors, spatial separators and similar products.

ES manufactures and sells the following products:

Floating facades — act as a window screen hanging outside a building and are available in many technical specifications and profiles to define colors, thickness, glass types and finishes, and types of ventilation and design complements.

Windows and Doors — line of window and door products defined by the different types of glass finish, such as normal, impact resistant, hurricane-proof, safety, soundproof and thermal. Additionally, they are available in numerous structures, including fixed body, sliding windows, projecting windows, guillotine windows, sliding doors and swinging doors.

Commercial display windows — commercial and interior display windows with a broad range of profiles, colors and crystal finishes. Products combine functionality, aesthetics and elegance and are available in a broad range of structures and materials.

Hurricane-proof windows — combine heavy-duty aluminum or vinyl frames with special laminated glass to provide protection from hurricane-force winds up to 180 mph and wind-borne debris by maintaining their structural integrity and preventing penetration by impacting objects.

Automatic doors — exclusive representative in Colombia of Horton Automatics, a manufacturer of automatic doors including glass window systems.

Bathroom dividers — bathroom cubicle division systems, formed by combining glass panels, frames and doors.

Other — photovoltaic structures and other components of architectural systems.

Brands and Trademarks

Our brands include Tecnoglass, ES Windows and Alutions. Our registered trademarks include “Alutions by Tecnoglass” with the accompanying logo and “Alutions”. Tecnoglass and ES Windows are not registered as trademarks by us.

Sales, Marketing and Customer Service

Sales and marketing

Our sales strategy primarily focuses on attracting and retaining customers by consistently providing exceptional customer service, leading product quality, and competitive pricing. Our customers also value their shorter lead times, knowledge of building code requirements and technical expertise, which collectively generate significant customer loyalty. Our products are marketed using a combination of their internal sales representatives and independent sales representatives and directly to distributors. Our internal sales representatives receive performance-based compensation based on sales and profitability metrics. We primarily market our products based on product quality, outstanding service, shorter lead times and on-time delivery.

Customer Service

We believe that our ability to provide customers outstanding service quality serves as a strong competitive differentiator. Our customer relationships are established and maintained through the coordinated efforts of our sales and production teams. We employ a team of highly seasoned professionals devoted to addressing customer support with the goal of resolving any issue in a timely manner. In order to promote customer loyalty and employee development, we developed ES Windows University with the primary objectives of training employees to be aware of client and supplier needs and familiarizing them with our strategic goals in order to improve the competitiveness, productivity and quality of all products and services offered.

Working Capital Requirements

Trade accounts receivable is the largest component of working capital, including receivables relating to contractual retention amounts that can be outstanding throughout the project duration for large-scale architectural projects. Our inventory requirements are not significant since our products are made-to-order rather than build-to-stock. As a result, inventory levels follow customer demand for products produced.

Customers

Our customers include architects, building owners, general contractors and glazing subcontractors in the commercial construction market. We have over 800 customers. Of our 200 most representative customers, about 24% are located in North America, 13% in Central America and the Caribbean, and 63% in South America. Excluding revenue from related parties, only one customer accounted for more than 10% or more of our net sales during 2014 or 2013 with 14% of sales during 2014.

Materials and Suppliers

Our primary manufacturing materials include glass, ionoplast, polyvinyl butyral, and aluminum and vinyl extrusions. Although in some instances we have agreements with our suppliers, these agreements are generally terminable by us or the supplier counterparties on limited notice. Typically, all of our materials are readily available from a number of sources, and no supplier delays or shortages are anticipated.

We source raw materials and glass necessary to manufacture our products from a variety of domestic and foreign suppliers. For the year ended December 31, 2014, no single supplier accounted for more than 10% of total raw material purchases.

Warranties

We offer product warranties which we believe are competitive for the markets in which our products are sold. The nature and extent of these warranties depend upon the product. Our standard warranties are generally from five to ten years for architectural glass, curtain wall, laminated and tempered glass, window and door products. Warranties are not priced or sold separately and do not provide the customer with services or coverages in addition to the assurance that the product complies with original agreed-upon specifications. In the event of a claim against a product for which we have received a warranty from the supplier, we transfer the claim back to the supplier.

Certifications

Among our many designations and certifications, Tecnoglass has earned the Miami-Dade County Notice of Acceptance (“NOA”), one of the most demanding certificates in the industry and a requirement to market hurricane-resistant glass in Florida. Tecnoglass’s products comply with Miami-Dade county’s safety code standards as its laminated anti-hurricane glass resists impact, pressure, water and wind. Tecnoglass is also the only company in Latin America authorized by PPG Industries and Guardian Industries to manufacture floating glass facades.

Our subsidiaries have received a number of other certifications from other national and international standard-setting bodies.

Tecnoglass Certifications include:

•	NTC-1578
•	ASTM E774 1997
•	ISO 9001: 2008 Certificate of Quality Assurance
•	ISO 14001: 2004 Certificate of Environmental Management
•	Safety Glazing Certification Council (SGCC) for tempered and laminated glass: ANZI
•	Z97 1-2004
•	International Glass Certification Council (IGCC) for insulated glass: ASTM E774 – 97
•	Pittsburgh Plate Glass (PPG) certified supplier
•	Member of ACOLVISE (Colombia Association of Safety Glass Transformers)

ES Certifications include:

•	NTC-ISO 9001: 2008 Certificate of Quality Assurance
•	NTC-ISO 14001: 2004 Certificate of Environmental Management
•	Member of the American Architectural Manufacturers Association (AAMA)
•	Complies with Miami-Dade County’s stringent safety code regulations for hurricane-proof windows

Competitors

We have local competitors in Colombia as well as competitors in the markets internationally, in each of the glass, aluminum and finished products sectors. Glass Tecnologia en Vidrios y Ventanas S.A., Arquicentro S.A., Aluminum Estructural S.A. and Ventanar Ltda, compete with us in the finished products market in Colombia. Apogee Enterprises, Inc., PGT, Inc. and WinDoor Inc. compete with us in the U.S. finished products market. Golden Glass Security, Vid-plex Universal S.A., Aluace Ltda and Laminados y Blindados compete with us locally in the glass and aluminum markets. Oldcastle, Inc., Trulite Inc., and PRL Glass Systems are among others that compete with us in the U.S. glass and aluminum products markets.

The key factors on which we and our competitors compete for business include: quality, price and reputation, breadth of products and service offerings, and production speed. We face intense competition from both smaller and larger market players who compete against us in our various markets including glass, window and aluminum manufacturing.

The principal methods of competition in the window and door industry are the development of long-term relationships with window and door distributors and dealers, and the retention of customers by delivering a full range of high-quality customized products on demand with short turnaround times while offering competitive pricing. The vertical integration of our operations, our geographic scope, low labor costs and economies of scale have helped our subsidiaries consolidate their leading position in Colombia and bolstered their expansion in the U.S. and other foreign markets.

Sales and Marketing

We employ a limited number of in-house sales employees. Most of our sales and marketing efforts are handled by area sales representatives who work on a commission basis.

We do not rely on significant traditional advertising expenditures to drive net sales. We have established and maintain credibility primarily through the strength of our products, our customer service and quality assurance, the speed at which we deliver finished products and the attractiveness of our pricing. Our advertising expenditures consist primarily of maintaining our subsidiaries’ websites.

Backlog

We had combined outstanding orders of $280 million as of December 31, 2014 as compared to $120 million as of December 31, 2013. The backlog as of December 31, 2014 is expected to be filled during the current fiscal year. We do not believe that backlog is indicative of our future results of operations or prospects. Although we seek commitments from customers well in advance of shipment dates, actual confirmed orders are typically not received until close to the required shipment dates.

Government Regulations

We are subject to extensive and varied federal, state and local government regulation in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety and fire codes. Additionally, certain of the jurisdictions in which we operate require that installation of doors and windows be approved by competent authorities that grant distribution licenses.

Although our business and facilities are subject to federal, state and local environmental regulation, environmental regulation does not have a material effect on our operations.

Research and Development

During the years ended December 31, 2014 and December 31, 2013, we spent approximately $1.3 and $1.7 million, respectively, in research and development.

Our commercial ally and related party in the United States, ES Windows LLC, bears significant costs related to the development of new products, since they pay for the external tests that need to be performed on our products in order to comply with strict building codes. ESWindows LLC is fully permitted to commercialize hurricane windows in the Miami-Dade County, Florida, which has one of the most demanding certifications in the world of window frames.

Employees

As of December 31, 2014, we had a total of 3,412 employees, with 2,267 employed by ES and 1,145 employed by TG, none of whom is represented by a union. Most of our employees are hired through seven temporary staffing companies and are employed under one-year fixed-term employment contracts. Management believes it has good relations with our employees. We provide ongoing training programs to our employees through the self-established E.S. Windows University.

Properties

We own and operate a 2.3 million square foot manufacturing complex located in Barranquilla, Colombia. This manufacturing campus houses a glass production plant, aluminum plant and window and facade assembly plant. The glass plant has four lamination machines with independent assembly rooms, six specialized tempering furnaces and glass molding furnaces, a computer numerical-controlled profile bending machine, as well as five silk-screening machines. The Alutions plant has an effective installed capacity of 1,000 tons per month and can create a variety of shapes and forms for windows, doors and related products. We also own three natural gas power generation plants with a capacity of 1,750 kilowatts each which supply the electricity requirements of the entire manufacturing complex and are supported by three emergency generators.

In December 2014, we acquired a 160,000 square foot manufacturing and warehousing facility in Miami-Dade County, Florida, United States. The facility houses manufacturing and assembly equipment, warehouse space, and administrative and sales offices.

We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

Legal Proceedings

TG is a named defendant in In the matter of Diplomat Properties, Limited Partnership as assignee of Shower Concepts, Inc. v. Tecnoglass Colombia, S.A. et al., Case No. CACE 11-02811(09), 17th Judicial Circuit in and for Broward County, Florida. Plaintiff Diplomat Properties, Limited (“Diplomat”) has asserted a claim for indemnification against TG and Tecnoglass USA, a related party. The claim arises from the supplying of glass shower doors to a hotel/spa in Broward County, Florida. Specifically, in 2006, Diplomat commenced arbitration against Shower Concepts, Inc. seeking damages for breach of contract due to fractures in the installed glass shower doors. The claim was based upon a contract between Diplomat and Shower Concepts for the sale and installation of glass shower and bath doors to be used by Diplomat in hotel that it owned. Shower Concepts chose not to defend against the breach of contract claim and in 2007, the arbitrator rendered an award in the amount of approximately $2 million in favor of Diplomat and against Shower Concepts. The award was confirmed by the Circuit Court and, on July 23, 2008, a final judgment for breach of contract was entered against Shower Concepts. No appeal of the decision was made. On August 11, 2009, Shower Concepts assigned its rights under the contract to Diplomat. On November 9, 2011, Diplomat initiated the underlying action against the Tecnoglass entities and co-defendant, Guardian Industries Corp. The complaint asserted various claims which were dismissed with prejudice. The only remaining claim against the Tecnoglass entities is common law indemnification. TG denies liability and asserts that Shower Concepts was at fault and that as a joint tortfeasor, it cannot sue for indemnity. A trial date has not yet been set for this case.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth information as of February 26, 2016, and upon completion of the exchange pursuant to the Offer, assuming exchange of all of our outstanding Warrants, regarding the beneficial ownership of our ordinary shares by:

•	each person known to be the beneficial owner of more than five percent of our outstanding ordinary shares;
•	each of our directors and our named executive officers; and
•	all current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Beneficial Ownership(2)			Beneficial Ownership Upon Completion of Exchange(3)
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Approximate Percentage of Beneficial Ownership
Directors and Executive Officers
Jose M. Daes	0	(4)	0%	0	0%
Christian T. Daes	0	(4)	0%	0	0%
Samuel R. Azout	0		0%	0	0%
Juan Carlos Vilariño	0		0%	0	0%
Joaquin F. Fernandez	21,856,223	(5)	78.9%	21,382,774	72.2%
A. Lorne Weil	95,693	(6)	*	95,693	*
Julio A. Torres	104,836	(7)	*	104,836	*
Martha L. Byorum	190,000	(7)	*	124,000	*
All directors and executive officers as a group (11 persons)	22,246,752		80.0%	21,707,303	73.3%
Five Percent Holders:
Energy Holding Corporation	21,856,223	(5)	78.9%	21,382,774	72.2%
Red Oak Partners, LLC 1969 SW 17th Street Boca Raton, FL 33486	1,969,020		7.0%	1,157,597	3.9%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Tecnoglass Inc., Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia.

(2)	Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The percentage of beneficial ownership is calculated based on 26,914,764 ordinary shares outstanding as of February 26, 2016. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, Warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
(3)	The percentage of beneficial ownership upon completion of the exchange pursuant to the Offer is calculated based on 29,602,649 ordinary shares deemed outstanding, which assumes that all Warrants are surrendered for exchange pursuant to the Offer.
(4)	Does not include shares held by Energy Holding Corporation, in which this person has an indirect ownership interest.
(5)	Represents all ordinary shares held by Energy Holding Corporation, of which Messrs. Joaquin Fernandez and Alberto Velilla Becerra are directors and may be deemed to share voting and dispositive power over such shares. Includes 789,082 ordinary shares issuable upon the exercise of 789,082 Private Warrants held by Energy Holding Corporation, which became exercisable upon the consummation of our initial business combination. Does not include the shares that may be issued to Energy Holding Corporation upon achievement of certain share price and earnings targets for the fiscal years ending December 31, 2015 and 2016.
(6)	Does not include 253,000 ordinary shares held by Child’s Trust f/b/o Francesca Weil u/a dated March 4, 2010 and 253,000 ordinary shares held by Child’s Trust f/b/o Alexander Weil u/a dated March 4, 2010, irrevocable trusts established for the benefit of Mr. Weil’s children. Does not include 95,693 ordinary shares held by The A. Lorne Weil 2006 Irrevocable Trust – Family Investment Trust, of which Mr. Weil, his spouse and his descendants are beneficiaries but over which Mr. Weil does not exercise voting or dispositive power.
(7)	Includes 57,836 ordinary shares issued on the exercise of 125,000 Private Warrants held by Julio A. Torres on December 4, 2015, and 110,000 ordinary shares issuable upon the exercise of 110,000 Private Warrants held by Martha L. Byorum, which became exercisable upon consummation of our initial business combination.
(8)	Red Oak Partners may be deemed to beneficially own 1,969,021 ordinary shares which includes: (i) 667,641 ordinary shares beneficially owned by Red Oak Fund including 155,977 ordinary shares, 484,330 ordinary shares issuable upon exercise of warrants held by Red Oak Fund, and 27,334 ordinary shares issuable upon exercise of 13,667 unit purchase options held by Red Oak Fund; (ii) 307,607 ordinary shares beneficially owned by Red Oak Long Fund including 68,561 ordinary shares, 225,962 ordinary shares issuable upon exercise of warrants held by Red Oak Long Fund, and 13,084 ordinary shares issuable upon exercise of 6,542 unit purchase options held by Red Oak Long Fund; (iii) 88,668 shares of Common Stock that Red Oak Founders Fund may be deemed to beneficially own, (iv) 883,268 ordinary shares beneficially owned by Pinnacle Partners, LLC and Pinnacle Opportunities Fund, LP (“Pinnacle Funds”) including 208,981 ordinary shares, 637,282 ordinary shares issuable upon exercise of warrants held by Pinnacle Funds, and 37,004 ordinary shares issuable upon exercise of 18,502 unit purchase options; and (v) 21,837 ordinary shares beneficially owned by Wolverine Trading LLC (“Wolverine”) including 17,037 ordinary shares and 4,800 ordinary shares issuable upon exercise of warrants held by Wolverine. Red Oak Partners has discretionary authority over shares and warrants held by Wolverine.

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
José M. Daes	55	Chief Executive Officer and Director
Christian T. Daes	51	Chief Operating Officer and Director
Joaquin Fernandez	55	Chief Financial Officer
A. Lorne Weil	65	Non-Executive Chairman of the Board
Samuel R. Azout	56	Independent Director
Juan Carlos Vilariño	53	Independent Director
Martha (Stormy) L. Byorum	61	Independent Director
Julio A. Torres	48	Independent Director

José M. Daes has served as our chief executive officer and a director since December 2013. Mr. Daes has over 30 years’ experience starting and operating various businesses in Colombia and the U.S. Mr. Daes has served as chief executive officer of ES since its inception in 1984, responsible for all aspects of ES’s operations. Mr. Daes began his career in textiles, importing textiles from Japan to Colombia and later owned and operated an upscale clothing store with multiple locations in Miami. Mr. Daes is the older brother of Christian T. Daes, our chief operating officer and director.

We believe Mr. Daes is well-qualified to serve as a member of our board of directors due to his operational experience with ES and TG and his knowledge of the industry within which they operate.

Christian T. Daes has served as our chief operating officer and a director since December 2013. Mr. Daes has served as the chief executive officer of TG since its inception in 1994, responsible for all aspects of TG’s operations. Mr. Daes’s philanthropic activities include founding the Tecnoglass-ES Windows Foundation, which promotes local development, health and social programs in Barranquilla, Colombia. Mr. Daes is the younger brother of José M. Daes, our chief executive officer and director.

We believe Mr. Daes is well-qualified to serve as a member of our board of directors due to his operational experience with ES and TG and his knowledge of the industry within which they operate.

Joaquín F. Fernández has served as our chief financial officer since December 2013 and the chief financial officer for TG and ES since 2007. He has also served as a director of ES since January 2002. Mr. Fernández oversees the gathering, reporting, presentation and interpretation of the historical financial information for us and our subsidiaries, as well as implementation of financial strategy for us. Prior to joining TG and ES, Mr. Fernández worked at fuel distribution, outsourcing, and public utility companies.

A. Lorne Weil has served as a member of our board of directors and non-executive chairman of the board since our inception. Mr. Weil has served as Chairman and Chief Executive Officer of Hydra Industries Acquisition Corp., a blank check company seeking to acquire a target business, since May 2014. He has also served as a principal of Hydra Management, an investment vehicle formed by Mr. Weil, since September 2014. Mr. Weil has also served as a director of Sportech Plc, one of the largest suppliers and operators of pools/tote (often also referred to as pari-mutuel) betting in the world, since October 2010. From October 1991 to November 2013, Mr. Weil served as chairman of the board of Scientific Games Corporation, a supplier of technology-based products, systems and services to gaming markets worldwide, and served as its chief executive officer from April 1992 until November 2013. Mr. Weil also served as president of Scientific Games from August 1997 to June 2005. From 1979 to November 1992, Mr. Weil was president of Lorne Weil, Inc., a firm providing strategic planning and corporate development services to high technology industries. Previously, Mr. Weil was vice president of corporate development at General Instrument Corporation, working with wagering and cable systems.

We believe Mr. Weil is well-qualified to serve as a member of our board of directors due to his extensive business experience in strategic planning and corporate development, his contacts he has fostered throughout his career, as well as his operational experience.

Samuel R. Azout has served on our board of directors since December 2013 and on the board of TG since February 2009. Since March 2013, Mr. Azout has served as an investment manager for Abacus Real Estate. From January 2012 to March 2013, Mr. Azout served as the chief executive officer of the National Agency for Overcoming Extreme Poverty in Colombia, an organization formed by the government of Colombia to assist families in poverty. From September 2008 to January 2012, Mr. Azout was the senior presidential advisor for Social Prosperity, employed by the administration of the President of Colombia. Prior to this, Mr. Azout served as chief executive officer of Carulla Vivero S.A., the second largest retailer in Colombia, for 10 years, until he led its sale to Grupo Exito in 2006.

We believe Mr. Azout is well-qualified to serve as a member of our board of directors due to his contacts and business relationships in Colombia.

Juan Carlos Vilariño has served on our board of directors since December 2013, on the board of TG since November 1995 and on the board of ES since March 1997. Mr. Vilariño has worked as the general manager of various business highway concession consortiums in Colombia including the Malla Vial del

Atlántico Highway Concession Consortium since 1993 and the Barranquilla-Ciénaga Highway Concession consortium since 1999. Mr. Vilariño began his career as the assistant vice president in the general consulting department of Finance Corporation of the North, S.A. We believe Mr. Vilariño is well-qualified to serve as a member of our board of directors due to his contacts and business relationships in Colombia.

Martha (Stormy) L. Byorum has served as a member of our board of directors since November 2011. Ms. Byorum is founder and chief executive officer of Cori Investment Advisors, LLC (Cori Capital), a financial services entity that was most recently (January 2005 through August 2013) a division of Stephens Inc., a private investment banking firm founded in 1933. Ms. Byorum was also an executive vice president of Stephens Inc. from January 2005 until August 2013. From March 2003 to December 2004, Ms. Byorum served as chief executive officer of Cori Investment Advisors, LLC, which was spun off from VB&P in 2003. Ms. Byorum co-founded VB&P in 1996 and served as a Partner until February 2003. Prior to co-founding VB&P in 1996, Ms. Byorum had a 24-year career at Citibank, where, among other things, she served as chief of staff and chief financial officer for Citibank’s Latin American Banking Group from 1986 to 1990, overseeing $15 billion of loans and coordinating activities in 22 countries. She was later appointed the head of Citibank’s U.S. Corporate Banking Business and a member of the bank’s Operating Committee and a Customer Group Executive with global responsibilities.

Ms. Byorum is a Life Trustee of Amherst College and a chairman of the finance committee of the board of directors of Northwest Natural Gas, a large distributor of natural gas services in the Pacific Northwest.

We believe Ms. Byorum is well-qualified to serve as a member of the board of directors due to her operational experience with Cori Capital Advisors, VB&P and Citibank and her financial background, which includes having served on the audit committees of four publicly-traded companies.

Julio A. Torres has served on our board of directors since October 2011. He previously served as our co-chief executive officer from October 2011 through January 2013. Since March 2008, Mr. Torres has served as managing director of Nexus Capital Partners, a private equity firm. From April 2006 to February 2008, Mr. Torres served with the Colombian Ministry of Finance acting as general director of public credit and the treasury. From June 2002 to April 2006, Mr. Torres served as managing director of Diligo Advisory Group, an investment banking firm. From September 1994 to June 2002, Mr. Torres served as vice president with JPMorgan Chase Bank.

We believe Mr. Torres is well-qualified to serve as a member of our board of directors due to his operational experience with Nexus Capital Partners, his work with the Colombian government and his extensive contacts he has fostered while working at Nexus Capital Partners, JPMorgan Chase Bank and in the Colombian government.

Our ordinary shares are listed on the NASDAQ Capital Market and therefore, we adhere to the NASDAQ listing standards in determining whether a director is independent. Our board of directors consults with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

The NASDAQ listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, we have affirmatively determined that Messrs. Weil, Azout, Vilariño, Torres and Ms. Byorum qualify as independent directors. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Executive and Director Compensation

Executive Compensation

Our policies with respect to the compensation of our executive officers are administered by our board in consultation with our compensation committee. Our compensation policies are intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee is charged with recommending executive compensation packages to our board.

Prior to consummation of the Merger in December 2013, none of our executive officers or directors received compensation for services rendered to us. No compensation or fees of any kind, including finders, consulting or other similar fees, were paid to any of our initial shareholders, including our officers and directors, or any of their respective affiliates, prior to, or for any services they rendered in order to effectuate, the consummation of the initial business combination.

Summary Compensation Table

The following table summarizes the total compensation for the years ended December 31, 2014 and 2013 of each of our named executive officers.

Name and principal position	Year	Salary	Bonus	Total
Jose M. Daes(1) Chief Executive Officer	2014	$683,000	$—	$683,000
	2013	$720,000	$100,000	$820,000
Christian T. Daes(2) Chief Operating Officer	2014	$430,000	$—	$430,000
	2013	$720,000	$100,000	$820,000
Joaquin Fernández(3) Chief Financial Officer	2014	$180,000	$34,000	$214,000
	2013	$120,000	$—	$120,000

(1)	Mr. Daes was appointed chief executive officer in December 2013 in connection with the Merger. Mr. Daes also serves as chief executive officer of ES. Compensation information for 2013 includes amounts paid to Mr. Daes in his capacity as chief executive officer of ES prior to the Merger.
(2)	Mr. Daes was appointed chief operating officer in December 2013 in connection with the Merger. Mr. Daes also serves as chief executive officer of Tecnoglass. Compensation information for 2013 includes amounts paid to Mr. Daes in his capacity as chief executive officer of Tecnoglass prior to the Merger. Compensation information for 2014 does not include certain amounts paid to ESW LLC, of which Mr. Daes owns 23.4%, on Mr. Daes’ behalf.
(3)	Mr. Fernández was appointed chief financial officer in December 2013 in connection the Merger. Mr. Fernández also serves as chief financial officer of Tecnoglass and ES. Compensation information for 2013 includes amounts paid to Mr. Fernández in his capacity as chief financial officer of Tecnoglass and ES prior to the Merger.

Compensation Arrangements with Named Executive Officers

At present, we do not have employment agreements in place for our current executive officers. We have determined to continue the compensation arrangements that were in place prior to the Merger for each of Messrs. Daes and Daes with ES and Tecnoglass, respectively, generally providing for an annual base salary of $720,000, and to provide an annual base salary to Mr. Fernández equal to approximately $180,000 going forward. Our compensation committee may determine to award a discretionary cash bonus to such executive officers as has been awarded in the past by Tecnoglass and ES, and may also determine to award to such executive officers share options, share appreciation rights or other awards under our 2013 Long-Term Equity Incentive Plan. We anticipate continuing these compensation arrangements until we enter into employment agreements with our executive officers. Upon entry into employment agreements with our executive officers, we will file a Current Report on Form 8-K to disclose the material terms of such agreements.

Equity Awards at Fiscal Year End

As of December 31, 2014, we had not granted any share options, share appreciation rights or any other awards under long-term incentive plans to any of our executive officers.

Director Compensation

For the year ended December 31, 2014, we did not compensate any of our directors for their service on the board. However, we did reimburse our directors for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to those statements included in this Prospectus/Offer to Exchange. This discussion contains forward-looking statements that involve risks and uncertainties. Please see the sections entitled “Cautionary Note regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus/Offer to Exchange.

Overview

We are a holding company operating through our indirect, wholly-owned subsidiaries: TG, which manufactures, transforms, markets and exports a variety of glass products since 1994 and established the Alutions plant in 2007 for aluminum products, and ES, a leader in the production of high-end windows and architectural glass systems. We have more than 30 years’ experience in the glass and aluminum structure assembly market in Colombia.

We manufacture hi-specification architectural glass and windows for the global residential and commercial construction industries. Currently we offer design, production, marketing, and installation of architectural systems for buildings of high, medium and low elevation size. Products include windows and doors in glass and aluminum, floating façades, office partitions and interior divisions, and commercial window showcases.

In recent years, we have expanded our US sales outside of the Florida market, entering into high-tech markets for curtain walls, obtaining a niche market access since this product is in high demand and marks a new trend in architecture. This product is a very sophisticated product and therefore garners high margins for us. These products involve high performance materials that are produced by Alutions and TG with state of the art technology.

In Panama, ES sells products primarily to companies participating in large construction projects in the most exclusive areas of the city. For example, ES products were supplied in the construction of the tallest building in Central and South America, The Point, as well as in the construction of the most modern hotels in the region such as Megapolis and The Trump. Based on ES’s knowledge of the construction market in Central America, ES has entered into one of the highest value window supply contracts in the hotel industry in Central America for the Soho Plaza.

How We Generate Revenue

TG manufactures both glass and aluminum products. Its glass products include tempered glass, laminated glass, thermo-acoustic glass, curved glass, silk-screened glass, and digital print glass as well as mill finished, anodized, painted aluminum profiles and produces rods, tubes, bars and plates.

Window production lines are defined depending on the different types of windows: normal, impact resistant, hurricane-proof, safety, soundproof and thermal. ES produces fixed body, sliding windows, projecting windows, guillotine windows, sliding doors and swinging doors. ES produces façade products which include: floating facades, automatic doors, bathroom dividers and commercial display windows.

TG sells to over 300 customers using several sales teams based out of Colombia to specifically target regional markets in South, Central and North America. TG has sales representatives in the United States to address that market specifically. In addition, TG has approximately 10 free-lance sales representatives in North America.

ES sells its products through four main offices/sales teams based out of Colombia, Panama and the US. The Colombia sales team is our largest sales group, which has deep contacts throughout the construction industry. The Colombia sales team markets both ES’s products as well as installation services. The Peruvian office is responsible for South American sales, excluding Colombia. Its sales forces in Panama and the US are not via subsidiaries but arms-length agreements with sales representatives. ES has two types of sales operations: Contract sales, which are the high-dollar, specifically-tailored customer projects; and Standard Form Sales.

Liquidity

As of September 30, 2015 and December 31, 2014, the Company had cash and cash equivalents of approximately $16.9 million and $15.9 million, respectively. The Company expects that cash flow from operations and proceeds from borrowings under the Company’s lines of credit will be sufficient to fund the Company’s cash requirements for the next twelve months.

As of September 30, 2015, the Company has secured approximately $100 million in additional long term loan availability for working capital or capital expenditures with maturities ranging from 5 to 10 years, which will be sufficient to fund anticipated requirements for the next twelve months. As of September 30, 2015 the Company has taken a number of bridge loans increasing its short term debt profile while it continues negotiations with local and foreign banks in order to restructure and extend the maturities of its current debt profile by accessing the long-term debt facilities, which are available in the Colombian and international loan markets. If the Company is unable to refinance expiring portions of its short-term debt as they become due, the Company could be unable to meet payment obligations to suppliers and other creditors until additional debt is secured. The Company believes it will be able to restructure and refinance its short-term debt.

During the year 2014, the proceeds from the merger were one of our primary sources of liquidity as well.

Additionally, until the redemption of certain warrants and unit purchase options or their expiration in December 2016, we could receive up to $79.1 million from the exercise of warrants and unit purchase options comprised of: up to $34.5 million upon the exercise of all of the insider warrants and working capital warrants, up to $9.4 million upon the exercise of the unit purchase options, up to $7.2 million upon the exercise of the warrants underlying such unit purchase options and up to $28.0 million upon the exercise of the warrants issued in our IPO. As of September 30, 2015, 102,570 warrants have been exercised for proceeds of $0.8 million and 1,279,647 warrants have been exercised on a cashless basis for 532,078 shares.

Capital Resources

New technology investments

During the nine months ended in September 30, 2015, the Company made significant capital expenditures of approximately $62.9 million. This included the creation of a complete state of the art soft coat low emissivity glass manufacturing plant to produce low emissivity glass to satisfy our internal requirements and sell to external customers, as well as four new glass tempering ovens purchased which increased the plant efficiency and the quality of the finished products.

Results of Operations

	(in thousands)
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30 2015	September 30 2014	September 30 2015	September 30 2014
Operating Revenues	$62,892	$53,453	$172,988	$153,230
Cost of sales	41,166	37,008	115,082	105,540
Gross profit	21,726	16,445	57,906	47,690
Operating expenses	10,910	8,795	29,780	23,764
Operating income	10,816	7,650	28,126	23,926
Non-operating revenues, net	10,744	1,003	15,886	3,480
Interest Expense	(2,307)	(2,380)	(6,509)	(6,647)
(Loss) Gain on change of fair value of warrant liability	(3,146)	6,756	(14,459)	(6,769)
Income tax provision	(8,524)	(1,770)	(16,927)	(7,004)
Net income	$7,583	$11,259	$6,117	$6,986

Comparison of quarterly periods ended September 30, 2015 and September 30, 2014

Revenues

The Company’s net operating revenues increased $9.4 million or 18% from $53.5 million to $62.9 million for the quarterly period ended September 30, 2015 compared the quarterly period ended September 30, 2014. A total of $2.4 and 4.1 million was related to the effect of price and product mix for the three months ended and nine months ended September 30, 2015, respectively. Also, a total of $2.9 and $6.1 million was related to the increase in volume for the three months ended and nine months ended September 30, 2015, respectively.

Sales in the U.S. market for the quarterly period ended September 30, 2015 increased $16.1 million or 60% when compared to the quarterly period ended September 30, 2014. The Company continued expansion of sales outside of traditional base in the South Florida region and is now selling in several regions including Baltimore-Washington, California, Texas, New York and New Jersey on the basis of timely delivery, competitive prices, and high quality. Sales in the Colombian market, with a significant participation of long-term contracts priced in local currency, increased 20% in terms of local currency, but because of unfavorable change in exchange rates, sales in Colombia decreased by $4.8 million or 21% for the quarters ended September 30, 2015 compared to the same period of 2014. Sales to Panama and other territories decreased by $0.6 million, or 24%, and $1.3 million, or 78%, respectively from the third quarter of 2015 compared to the third quarter of 2014 as large projects the Company had in Panama were finalized.

Margins

Sales margins increased to 34.5% from 30.8% in the quarterly periods ended September 30, 2015 and 2014. This variation results from slightly lower than normal margin in the three-month period ended September 30, 2014 that fell within normal fluctuations experienced by the company depending on varied product mix over short periods of time, accompanied by improvement in 2014 due to a 35.8% favorable decrease in the average exchange rate for the Colombian Peso, currency in which much of the Company’s fixed manufacturing costs are recorded. The sales margin for the nine month period ended September 30, 2015 shows a smaller improvement over 2014, as further discussed below.

Expenses

Selling and Administrative Expenses increased 24% from $8.8 million to $10.9 million in the quarterly period ended September 30, 2015 when compared to the quarterly period ended September 30, 2014. The increase was a result of $0.8 million provision for bad debt, $0.4 million higher sales commissions, $0.3 million shipping expense and $0.2 million more advertising as part of the Company’s strategy to increase sales, as well as $0.3 million in depreciation and amortization of Miami-Dade county Notices of Acceptance and other tangible and intangible assets that were purchased during the second half of 2014.

Loss — Warrants Liability

A non-cash, non-operating loss of $3.1 million arose from the increase in the fair value of the warrant liability in the three-month period ended September 30, 2015 relative to its fair value at the end of the previous quarter ended June 30, 2015. The fair value of the warrants liability changes in response to market factors not directly controlled by the Company such as the market price of the Company’s shares and the volatility index of comparable companies. There are no income tax effects as the Company is registered in the Cayman Islands. See the footnotes to the financial statements.

Management does not consider the effects of the change in the warrant liability to be indicative of the results of the Company’s operations.

Income Taxes

The Company’s effective tax rates were 52% and 14% for the quarterly periods ended September 30, 2015 and 2014. The Company's effective tax rate for the three-month periods ended September 30, 2015 reflect an increase in statutory tax rates in Colombia from 34% to 39%, as well as a non-deductible loss of $3.1 million from the change in fair value of warrant liability as of September 30, 2015, compared with a non-taxable gain of $6.8 million for the same period ended September 30, 2014.

Results of operations for the nine-month period ended September 30, 2015 and 2014

Revenues

The Company’s net operating revenues increased $19.8 million or 13% from $153.2 million to $173.0 million for the nine-month period ended September 30, 2015 compared the same period ended September 30, 2014.

Growth was driven by sales in the U.S. market which increased $33.2 million or 44% in the nine months ended September 30, 2015 when compared to the nine-month period ended September 30, 2014, which were offset by declines in sales in other markets. The Company continued its expansion of sales outside of its traditional base in the South Florida region and is with direct and contract sales in several regions including Baltimore-Washington, California, Texas, New York and New Jersey on the basis of timely delivery, competitive prices, high quality and strategic alliances with major industry. Sales in the Colombian market, with a significant participation of long-term contracts priced in local currency, increased 19% in terms of local currency, but because of unfavorable changes in exchange rates, sales in Colombia declined $8.3 million, or 13% for the nine months ended September 30, 2015 compared to the same period of 2014. Sales to Panama decreased by $5.1 million, or 57%, from the nine months ended September 30, 2015 compared to the same period of 2014 as large projects the Company had in Panama were finalized.

Margins

Sales margins increased from 31.1% to 33.5% in the nine-month periods ended September 30, 2015 and 2014. The company believes the increase in sales margin is a result of a higher degree of vertical manufacturing integration and increased exports to markets in the United States where strict building codes require products with higher specifications.

Expenses

During the nine-month periods ended September 30, 2015 and 2014, general selling and administrative increased $6.0 million, or 25%, from $23.8 million to $29.8 million. The significant increase was primarily due to several factors that include a capital tax levied on the Company’s Colombian subsidiaries and amounted to approximately $0.9 million in 2015, with no comparable expense in 2014. Selling, general and administrative expenses also increased as a result of $1.3 million higher sales commissions, $0.7 million higher shipping expense borne by the Company and $0.4 million higher advertising expense as part of the Company’s strategy to increase sales. Additionally, the Company also recorded an increase of $1.4 million in amortization and depreciation of assets purchased during the second half of 2014, as well $1.2 million increase in bad debt write offs and $0.3 million higher consulting fees offset by $0.6 million decrease in personnel expense due to fluctuations in exchange rate of the Colombian Peso.

During the nine-month periods ended September 30, 2015 and 2014, interest expense decreased slightly from $6.6 million to $6.5 million. The decrease is partially due to a favorable decrease in exchange rate of the Colombian Peso, currency in which most of the Company’s interest expense is incurred and paid, as well as a shift towards more short-term debt with lower interest rates while the Company negotiates with several domestic and foreign banks to improve the structure of debt at better terms.

Non-operating Revenues

During the nine-month periods ended September 30, 2015 and 2014 the Company recorded net non-operating revenues of $15.9 million and $3.5 million respectively. The Company’s non-operating revenues are comprised primarily of net gains on foreign currency transactions that increased by $10.1 million during the nine-month period ended September 30, 2015 compared to the same period of 2014, and an increase of $8.1 million during the three-month period ended September 30, 2015 compared to the same period of 2014, as an effect of the devaluation of the Colombian Peso, the functional currency of the Company’s operating subsidiaries TG and ES.

Loss — Warrants Liability

A non-cash, non-operating loss of $14.5 million arose from the increase in the fair value of the warrant liability in the nine-month period ended September 30, 2015. The fair value of the warrant liability changes in response to market factors not directly controlled by the Company such as the market price of the Company’s shares and the volatility index of comparable companies. There are no income tax effects as the Company is registered in the Cayman Islands. See the footnotes to the financial statements.

Income Taxes

The Company’s effective tax rates were 73% and 50% for the nine-month periods ended September 30, 2015 and 2014. The Company's effective tax rate for the nine-month periods ended September 30, 2015 reflect an increase in statutory tax rates in Colombia from 34% to 39%, as well as non-deductible losses of $14.5 million from the change in fair value of warrant liability as of September 30, 2015, compared with a non-deductible loss of $6.8 million for the same period ended September 30, 2014.

Cash Flow from Operations, Investing and Financing Activities

During the nine-month periods ended September 30, 2015 and 2014, $10.2 million and $14.2 million, respectively, were generated and used in operating activities. During the nine months ended September 30, 2015, the principal uses of cash were inventories and trade accounts receivable with cash flows of approximately $21.1 million and $18.9 million, respectively, partially offset by trade accounts payable and other current liabilities which generated $20.8 million and $11.3 million, respectively, as well as advances from customers which generated $5.3 million due to new projects in the first half of 2015.

The Company used $19.2 million and $22.0 million in investing activities during the nine months ended September 30, 2015 and 2014 respectively. Principal use of cash for both periods has been purchase of fixed assets as part of the Company’s growth strategy that requires investments in state of the art manufacturing equipment and facilities discussed under the Capital Resources section of this Management Discussion and Analysis.

Cash generated from financing activities was $7.1 million and $49.9 million during the nine-month periods ended September 30, 2015 and 2014, respectively. Cash flow from financing activities in the nine-month period ended September 30, 2014 included $22.5 million of proceeds from the merger in December 2013 that were received in January 2014.

	(in thousands)
	Nine-month period ended
	September 30, 2015	September 30, 2014
Cash Flow from Operating Activities	$10,242	$(14,152)
Cash Flow from Investing Activities	(19,153)	(21,973)
Cash Flow from Financing Activities	7,147	49,876
Effect of exchange rates on cash and cash equivalents	2,705	1,127
Cash Balance – Beginning of Period	15,930	2,866
Cash Balance – End of Period	$16,871	$17,744

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries are a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions

Pre-Merger Related Transactions of the Company

On May 20, 2013, the A. Lorne Weil 2006 Irrevocable Trust — Family Investment Trust, a trust of which A. Lorne Weil, his spouse and his descendants are among the beneficiaries, loaned us $100,000 to meet our working capital needs pending our initial business combination. This loan was evidenced by a promissory note payable upon consummation of our initial business combination, in cash without interest, or, at the holder’s discretion and upon approval by our shareholders (which was obtained in connection with the Merger), by conversion into Warrants at a price of $0.50 per warrant. This note was converted into 200,000 Warrants upon consummation of the Merger.

Pre-Merger Related Transactions of TG and ES

TG

In the fiscal year ended December 31, 2013 prior to the Merger, transactions with TG shareholders resulted in TG generating $39.2 million in revenues exclusively comprised of sales to ES which was a shareholder of TG leading up to the Merger and $5.8 million in accounts receivables. Transactions with directors resulted in less than $0.1 million in accounts receivable. TG also paid its directors $0.5 million in salaries.

ES

In the fiscal year ended December 31, 2013 prior to the Merger, transactions with ES shareholders resulted in ES generating $0.2 million in revenues, $0.1 million in accounts receivables and $17.3 million in accounts payables. ES also purchased equipment from its shareholders $5,276,000. Transactions with its directors resulted in less than $0.1 million in accounts receivables and less than $0.1 million in revenues. ES paid its directors $0.8 million in salaries.

E.S. Windows, LLC

The majority of shares of ESW LLC, a Florida limited liability company, are owned by Jose Daes, Christian Daes and Evelyn Daes. ESW LLC acts as one of ES’s importers and distributors in the U.S. ESW LLC sends project specifications and orders from its clients to ES, and in turn, receiving pricing quotes from ES which are conveyed to the client. ESW LLC does not install any of our products. The Company’s CEO and COO, other family members, and other related parties own 100% of the equity in ESW LLC. Sales to ESW LLC amounted to $37.1 and $28.9 million during the years ended December 31, 2014 and December 31, 2013.

Ventanas Solar S.A.

Ventanas Solar S.A. (“VS”), a Panama sociedad anonima, is an importer and installer of the Company’s products in Panama. Family members of the Company’s CEO and COO and other related parties own 100% of the equity in VS. The Company’s sales to VS for the year ended December 31, 2014 and 2013 were $0.2 million and $7.9 million, respectively. Outstanding receivables from VS at December 31, 2014 and 2013 were $12.2 million and $10.8 million, respectively, including a long term payment agreement for trade receivables of $4.2 million as of December 31, 2014 related to a collection agreement, pursuant to which VS collects the Company’s receivables from customers in Panama.

Merger Consideration

Energy Holding Corporation, the sole shareholder of Tecnoglass Holding whose shareholders are all of the former shareholders of Tecnoglass and ES, received 20,567,141 ordinary shares in consideration of all of the outstanding and issued ordinary shares of Tecnoglass Holding.

Pursuant to the agreement and plan of reorganization, we issued to Energy Holding Corp. an aggregate of 500,000 ordinary shares based on its achievement of specified EBITDA targets set forth in such agreement for the fiscal year ended December 31, 2014.

Energy Holding Corp. also has the contractual right to receive an additional 2,500,000 ordinary shares, to be released upon the attainment of specified share price targets or targets based on our EBITDA in the fiscal years ending December 31, 2015 or 2016. The following table sets forth the targets and the number of earnout shares issuable to Tecnoglass Holding shareholders upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/15	$13.00 per share	$35,000,000	$40,000,000	875,000	1,000,000
Fiscal year ending 12/31/16	$15.00 per share	$40,000,000	$45,000,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, Energy Holding Corporation receives the maximum number of earnout shares indicated for the year. In the event the ordinary share target is not met but the combined company’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of earnout shares to be issued will be interpolated between such targets. In the event neither the ordinary share target nor the minimum EBITDA target is met in a particular year, but a subsequent year’s share price or EBITDA target is met, Energy Holding Corporation will earn the earnout shares for the previous year as if the prior year’s target had been met.

Joaquin Fernandez and Alberto Velilla Becerra are directors of Energy Holding Corporation. Jose Daes and Christian Daes are shareholders of Energy Holding Corporation.

Registration Rights

Our initial shareholders, Energy Holding Corporation, holders of the Private Warrants and Warrants issued upon conversion of the promissory note (described above) (and all underlying securities), are entitled to registration rights pursuant to an agreement entered into on December 20, 2013. The holders of a majority of these securities are entitled to make up to two demands that we register such securities, and have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of the Merger. Pursuant to the agreement, we will bear the expenses incurred in connection with the filing of any such registration statements. All such securities were included on our Registration Statement on Form S-3 filed on February 11, 2014 and later amended on Form S-1, declared effective on June 16, 2014.

Transfer Agreements in connection with Merger

On December 19, 2013, we entered into an agreement with an affiliate of A. Lorne Weil, our non-executive chairman of the board, and a third party shareholder pursuant to which the third party shareholder agreed to use commercially reasonable efforts to purchase up to 1,000,000 ordinary shares in the open market and agreed that it would not seek conversion or redemption of any such purchased shares in connection with the Merger. This third party shareholder and its affiliates purchased an aggregate of 985,896 ordinary shares pursuant to this agreement. Pursuant to the agreement, Mr. Weil’s affiliate transferred to the third party shareholder and its affiliates an aggregate of 2,167,867 Private Warrants. Additionally, EarlyBirdCapital, Inc., our financial advisor, transferred to the third party shareholder and its affiliates certain unit purchase options, each to purchase one ordinary share and one warrant to purchase one ordinary share. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Warrants and shares underlying the Warrants, as well as the unit purchase options and underlying securities, transferred to the shareholder and its affiliates, which such registration statement was filed on February 11, 2014 and declared effective on June 16, 2014.

Also on December 19, 2013, we entered into subscription agreements with two investors pursuant to which such investors agreed to purchase an aggregate of 649,382 ordinary shares at $10.18 per Share, or an aggregate of $6,610,709. In connection with this purchase, the affiliate of Mr. Weil transferred an aggregate of 608,796 Private Warrants to such investors. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Warrants and shares underlying the Warrants, transferred to these investors, which such registration statement was filed on February 11, 2014, and agreed to use our best efforts to have such registration statement declared effective by the Securities and Exchange Commission as soon as possible. Such registration statement was declared effective on June 16, 2014.

Indemnification Agreements

Effective March 5, 2014, we entered into indemnification agreements with each of our executive officers and members of our board of directors. The indemnification agreements supplement our Third Amended and Restated Memorandum and Articles of Association and Cayman Islands law in providing certain indemnification rights to these individuals. The indemnification agreements provide, among other things, that we will indemnify these individuals to the fullest extent permitted by Cayman Islands law and to any greater extent that Cayman Islands law may in the future permit, including the advancement of attorneys’ fees and other expenses incurred by such individuals in connection with any threatened, pending or completed action, suit or other proceeding, whether of a civil, criminal, administrative, regulatory, legislative or investigative nature, relating to any occurrence or event before or after the date of the indemnification agreements, by reason of the fact that such individuals is or were our directors or executive officers, subject to certain exclusions and procedures set forth in the indemnification agreements, including the absence of fraud or willful default on the part of the indemnitee and, with respect to any criminal proceeding, that the indemnitee had no reasonable cause to believe his conduct was unlawful.

Private Placement with Affiliate of A. Lorne Weil

On March 5, 2014, we entered into a subscription agreement with an affiliate of A. Lorne Weil, our Non-Executive Chairman of the Board, pursuant to which such affiliate agreed to purchase an aggregate of 95,693 ordinary shares at an aggregate price of $1,000,000, or approximately $10.45 per share, representing a slight premium to the closing price of our ordinary shares immediately prior to the execution of the subscription agreement. The closing of the purchase took place on March 14, 2014. A registration statement covering the resale of these shares was declared effective on June 16, 2014.

DESCRIPTION OF SECURITIES

General

As of the date of this Prospectus/Offer to Exchange, we are authorized to issue 100,000,000 ordinary shares, par value $0.0001, and 1,000,000 preferred shares, par value $0.0001. As of February 26, 2016, 26,914,764 ordinary shares were outstanding, held by 319 shareholders of record, and no preferred shares were outstanding. In addition, as of February 26, 2016, we had outstanding 6,719,711 Warrants, held by 14 holders of record.

Ordinary Shares

As of February 26, 2016, there are 26,914,764 ordinary shares are outstanding, held by 319 shareholders of record. Our shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

The ordinary shares are listed on the NASDAQ Capital Market under the symbol TGLS. We cannot assure you that our ordinary shares will continue to be listed on the NASDAQ Capital Market as we might not in the future meet certain continued listing standards.

Warrants

As of February 26, 2016, 6,719,711 Warrants are outstanding, including, 2,528,966 Public Warrants and 4,190,745 Private Warrants held by 14 holders of record. Each Warrant entitles the registered holder to purchase one ordinary share at a price of $8.00 per share, subject to adjustment as discussed below. The Warrants became exercisable on December 20, 2013 (the date of the consummation of our initial business combination). Warrants may be exercised for cash or, at the option of the holder, on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act by surrendering the Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise; provided, however, that in the event the Warrants are being called for redemption, the “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. Notwithstanding the foregoing, no public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the Warrants and a current prospectus, relating to such ordinary shares. The Warrants expire December 20, 2016 (three years following the date of consummation of our initial business combination) at 5:00 p.m., New York City time.

The Private Warrants are identical to the Public Warrants except that such Warrants may be exercisable for cash even if a registration statement covering the ordinary shares issuable upon exercise of such Warrants is not effective and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the Warrants for redemption (excluding the Private Warrants and certain Warrants that may be issued upon exercise of outstanding unit purchase options), in whole and not in part, at a price of $0.01 per Warrant,

•	at any time while the Warrants are exercisable,
•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

•	if, and only if, the reported last sale price of the ordinary shares (or the closing bid price of our ordinary shares in the event the ordinary shares are not traded on any specific trading day) equals or exceeds $14.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to Warrant holders, and
•	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

The Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

If the number of outstanding ordinary shares is increased by a share dividend payable in ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the fair market value will be deemed a share dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding, pay a dividend or make a distribution in cash, securities or other assets to the holders of ordinary shares on account of such ordinary shares (or other shares into which the Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse shares split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse shares split, reclassification or similar event, the number of ordinary shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding ordinary shares. Whenever the number of ordinary shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of ordinary shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of its outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. The warrant agreement provides for certain modifications to what holders of Warrants will have the right to purchase and receive upon the occurrence of certain events, and that if more than 30% of the consideration receivable by the holders of ordinary shares in the applicable event is payable in the form of ordinary shares in the successor entity that is not listed for trading on a national securities exchange or on the OTC Bulletin Board, or is not to be so listed for trading immediately following such event, then the Warrant exercise price will be reduced in accordance with a formula specified in the warrant agreement.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such Warrant, a prospectus relating to the ordinary shares issuable upon exercise of the Warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the Warrants until the expiration of the warrants.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the Warrant holder.

The Warrants are quoted on the OTC Pink marketplace under the symbol TGLSW.

Registration Rights

Our initial shareholders, Energy Holding Corporation, holders of the Private Warrants and Warrants issued upon conversion of the promissory note (described above) (and all underlying securities), are entitled to registration rights pursuant to an agreement entered into on December 20, 2013. The holders of a majority of these securities are entitled to make up to two demands that we register such securities, and have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of the Merger. Pursuant to the agreement, we will bear the expenses incurred in connection with the filing of any such registration statements. All such securities were included on our Registration Statement on Form S-3 filed on February 11, 2014 and later amended on Form S-1, declared effective on June 16, 2014.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

LEGAL MATTERS

The validity of the ordinary shares offered in this Prospectus/Offer to Exchange is being passed upon for us by Maples and Calder, Cayman Islands. Graubard Miller, New York, New York, has provided an opinion regarding certain federal income tax matters relating to the Offer and the ordinary shares covered by this Prospectus/Offer to Exchange.

EXPERTS

The financial statements of Tecnoglass Inc. and Subsidiaries for the year ended December 31, 2013, included in this prospectus, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus and are included in reliance upon such report given on the authority of Marcum LLP as an expert in auditing and accounting.

The financial statements for the year ended December 31, 2014 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Ltda, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and proxy statements and other information with the SEC. Our SEC filings are available to the public through the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Tecnoglass Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Tecnoglass Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Tecnoglass Inc. and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Ltda.

PricewaterhouseCoopers Ltda.
Barranquilla, Colombia
April 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholders
of Tecnoglass, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Tecnoglass, Inc. and Subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tecnoglass, Inc. and Subsidiaries, as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP
New York, NY
April 16, 2014, except for Note 4 to the consolidated financial statements as to which the date is April 15, 2015.

Tecnoglass Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$15,930	$2,866
Restricted cash	—	3,633
Due from transfer agent	—	15,908
Subscription receivable	—	6,611
Investments	1,209	1,353
Trade accounts receivable, net	44,955	50,928
Unbilled receivables on uncompleted contracts	9,931	11,640
Due from related parties	28,327	21,418
Advances and other receivables	5,508	13,165
Deferred income taxes	5,373	2,321
Inventories	28,965	24,181
Prepaid expenses	1,298	824
Total current assets	141,496	154,848
Long term assets:
Property, plant and equipment, net	103,980	87,382
Long term receivables from related parties	4,220	5,722
Other long term assets	6,195	262
Total long term assets	114,395	93,366
Total assets	$255,891	$248,214
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities and shareholders equity
Current liabilities
Short-term debt and current portion of long-term debt	$54,925	$29,720
Note payable to shareholder	80	80
Trade accounts payable	33,493	29,285
Due to related parties	1,456	8,397
Taxes payables	7,930	4,847
Deferred income taxes	8,416	6,698
Labor liabilities	449	6
Accrued liabilities and provisions	505	994
Current portion of customer advances on uncompleted contracts	5,782	28,470
Total current liabilities	113,036	108,497
Warrant liability	19,991	18,280
Customer advances on uncompleted contracts	8,333	8,220
Long-term debt	39,273	48,097
Total long term liabilities	67,597	74,597
Total liabilities	180,633	183,094

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Consolidated Balance Sheets – (continued)
(In thousands, except share and per share data)

	December 31, 2014	December 31, 2013
Commitments and contingencies
Shareholders’ equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2014 and 2013	—	—
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 24,801,132 and 24,214,670 shares issued and outstanding at December 31, 2014 and 2013, respectively	$2	$2
Legal reserves	1,367	1,367
Additional paid capital	46,514	40,693
Retained earnings	38,806	18,488
Accumulated other comprehensive income	(11,431)	4,570
Total shareholders equity	75,258	65,120
Total liabilities and shareholders equity	$255,891	$248,214

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
(In thousands, except share and per share data)

	Years ended December 31,
	2014	2013
Operating revenues:
Customers	$149,822	$154,506
Related parties	47,630	28,788
Total operating revenues	197,452	183,294
Cost of sales	136,021	127,875
Gross profit	61,431	55,419
Operating expenses:
Selling	17,872	17,287
General and administration	16,327	10,862
Operating expenses net	34,199	28,149
Operating income	27,232	27,270
Change in fair value of warrant liability	(1,711)	7,626
Non-operating revenues	12,235	3,998
Interest expense	(8,900)	(7,886)
Income before taxes	28,856	31,008
Income tax provision	8,538	8,696
Net income	$20,318	$22,312
Comprehensive income:
Net income	$20,318	$22,312
Foreign currency translation adjustments	(16,001)	(953)
Total comprehensive income	$4,317	$21,359
Basic income per share	$0.83	$1.08
Diluted income per share	$0.73	$1.08
Basic weighted average common shares outstanding	24,347,620	20,677,067
Diluted weighted average common shares outstanding	27,737,679	20,714,275

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,318	$22,312
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for bad debts	20	265
Provision for obsolete inventory	(1,036)	1,483
Change in fair value of investments held for trading	168
Depreciation and amortization	8,542	7,238
Loss on disposition of assets	1,300	—
Change in value of derivative liability	(25)	—
Change in fair value of warrant liability	1,711	(7,626)
Deferred income taxes	(915)	4,513
Changes in operating assets and liabilities:
Receivables	(5,002)	(20,891)
Deferred income taxes	466	98
Inventories	(10,696)	(6,143)
Prepaid expenses	(761)	646
Other assets	1,852	1,002
Trade accounts payable	11,846	(11,216)
Taxes payable	4,817	1,151
Labor liabilities	530	(16)
Accrued liabilities and provisions	(352)	(598)
Related parties	(19,132)	375
Advances from customers	(18,461)	18,141
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(4,810)	10,734
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investments	825	3,222
Proceeds from sale of property and equipment	3,609	—
Cash acquired from Andina Acquisition Corporation	—	3
Purchase of investments	400	(107)
Acquisition of property and equipment	(24,848)	(20,001)
Restricted cash	3,633	(3,746)
CASH USED IN INVESTING ACTIVITIES	(16,381)	(20,629)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	87,109	21,237
Proceeds from the sale of common stock	1,000	—
Proceeds from the exercise of warrants	821	—
Repayments of debt	(77,924)	(12,865)
Merger proceeds held in trust	22,519	—
CASH PROVIDED BY FINANCING ACTIVITIES	33,525	8,372
Effect of exchange rate changes on cash and cash equivalents	730	2,254

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Consolidated Statements of Cash Flows – (continued)
(In thousands)

	Years Ended December 31,
	2014	2013
NET INCREASE (DECREASE) IN CASH	13,064	731
CASH – Beginning of year	2,866	2,135
CASH – End of year	$15,930	$2,866
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$7,451	$7,303
Taxes	$3,101	$4,183
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired under capital lease and financial obligations	$27,778	$17,686
Assets acquired with issuance of debt	$4,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2014 and 2013
(In thousands, except share data)

	Preferred Shares, $0.0001 Par Value		Ordinary Shares, $0.0001 Par Value		Additional Paid in Capital	Legal Reserve	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2013	—	—	20,567,141	2	$44,219	$1,367	$(3,824)	$5,523	$47,287
Outstanding ordinary shares of Andina Acquisition at the time of the exchange	—	—	3,647,529	—	35,351	—	(38,877)	—	(3,526)
Recapitalization of Andina Acquisition accumulated deficit	—	—	—	—	(38,877)	—	38,877	—	—
Foreign currency translation	—	—	—	—	—	—	—	(953)	(953)
Net income	—	—	—	—	—	—	22,312	—	22,312
Balance at December 31, 2013	—	—	24,214,670	2	40,693	1,367	18,488	4,570	65,120
Issuance of common stock	—	—	483,892	—	5,000	—	—	—	5,000
Exercise of warrants	—	—	102,570	—	821	—	—	—	821
Foreign currency translation	—	—	—	—	—	—	—	(16,001)	(16,001)
Net income	—	—	—	—	—	—	20,318	—	20,318
Balance at December 31, 2014	—	$—	24,801,132	$2	$46,514	$1,367	$38,806	$(11,431)	$75,258

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 1. Organization, Plan of Business Operation

Tecnoglass Inc. (“TGI,” the “Company,” “we,” “us” or “our”) was incorporated in the Cayman Islands on September 21, 2011 under the name “Andina Acquisition Corporation” (“Andina”) as a blank check company. Andina’s registration statement for its initial public offering (the “Public Offering”) was declared effective on March 16, 2012. Andina consummated the Public Offering, the private placement of warrants (“Private Placement”) and the sale of options to the Underwriters on March 22, 2012, receiving proceeds, net of transaction costs, of $43,163, of which $42,740 was placed in a trust account.

Andina’s objective was to acquire, through a merger, share exchange, asset acquisition, share purchase recapitalization, reorganization or other similar business combination, one or more operating businesses. On December 20, 2013, Andina consummated a merger transaction (the “Merger”) with Tecno Corporation (“Tecnoglass Holding”) as ultimate parent of Tecnoglass S.A. (“TG”) and C.I. Energía Solar S.A. ES. Windows (“ES”). The surviving entity was renamed Tecnoglass Inc. The Merger transaction was accounted for as a reverse merger and recapitalization where Tecnoglass Holding was the acquirer and TGI was the acquired company.

The Company manufactures hi-specification, architectural glass and windows for the global residential and commercial construction industries. Currently the Company offers design, production, marketing, and installation of architectural systems for buildings of high, medium and low elevation size. Products include windows and doors in glass and aluminum, office partitions and interior divisions, floating façades and commercial window showcases. The Company sells to customers in North, Central and South America, and exports about half of its production to foreign countries.

TG manufactures both glass and aluminum products. Its glass products include tempered glass, laminated glass, thermo-acoustic glass, curved glass, silk-screened glass, acoustic glass and digital print glass. Its Alutions plant produces mill finished, anodized, painted aluminum profiles and rods, tubes, bars and plates. Alutions’ operations include extrusion, smelting, painting and anodizing processes, and exporting, importing and marketing aluminum products.

ES designs, manufactures, markets and installs architectural systems for high, medium and low rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

In 2014, the Company established two Florida limited liability companies, Tecnoglass LLC (“Tecno LLC”) and Tecnoglass RE LLC (“Tecno RE”) to acquire manufacturing facilities, manufacturing machinery and equipment, customer lists and exclusive design permits.

Note 2. Reverse Merger

The Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) as of August 17, 2013. Pursuant to the Merger Agreement, on the closing date of December 20, 2013 (the “Closing”), the former Tecnoglass Holding shareholders, through an intermediary entity, received, as consideration for all ordinary shares of Tecnoglass Holding they held: (i) an aggregate of 20,567,141 ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”) at the Closing; and (ii) up to an aggregate of 3,000,000 additional Ordinary Shares (“Earnout Shares”) of the Company to be released after the Closing as described below.

At the Closing, the Company had 3,647,529 ordinary shares outstanding with a net tangible book value of ($3,526). The net tangible book value consisted of a stock subscription receivable aggregating $6,610, amount due from the transfer agent of $15,909, liabilities of $139 and a warrant liability of $25,906. The balance due from the transfer agent is net of $22,915 paid, from the proceeds of $42,740 held in the trust account, to the holders of 2,251,853 public shares electing not to participate in the business combination. In addition, transaction expenses of approximately $3.9 million were also paid. The balance of $15,909 is

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Reverse Merger  – (continued)

available for working capital and is classified on the balance sheet at December 31, 2013 as Due from Transfer Agent. The funds were received from the Transfer Agent in January 2014.

Prior to the business combination the Company entered into subscription agreements with two investors pursuant to which such investors purchased 649,382 ordinary shares of for an aggregate price of $6,610. As of December 31, 2013 such amount has been classified as a subscription receivable. The proceeds were received in January 2014.

The Merger Agreement was accounted for as a reverse merger and recapitalization where Tecnoglass Holding was the acquirer and TGI was the acquired company. Accordingly, the historical financial statements presented are the consolidated financial statements of Tecnoglass Holding. The ordinary shares and the corresponding capital amounts of the Company pre-merger have been retroactively restated as ordinary shares reflecting the exchange ratio in the merger.

The Earnout Shares have been issued and placed in escrow to be released to the former shareholders of Tecnoglass Holding’s upon the achievement of specified share price targets or targets based on Tecnoglass Holding’s net earnings before interest income or expense, income taxes, depreciation, amortization and any expenses arising solely from the Merger charged to income (“EBITDA”) in the fiscal years ending December 31, 2014, 2015 or 2016. The following table sets forth the targets and the number of Earnout Shares issuable to the former shareholders of Tecnoglass Holding’s upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/14	$12.00 per share	$30,000	$36,000	416,667	500,000
Fiscal year ending 12/31/15	$13.00 per share	$35,000	$40,000	875,000	1,000,000
Fiscal year ending 12/31/16	$15.00 per share	$40,000	$45,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, the former shareholders of Tecnoglass Holding’s receive the maximum number of Earnout Shares indicated for the year.

In the event the ordinary share target is not met but the combined company’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of Earnout Shares to be issued will be interpolated between such targets.

In the event neither the ordinary share target nor the minimum EBITDA target is met in a particular year, but a subsequent year’s share price or EBITDA target is met, the former shareholders of Tecnoglass Holding’s will earn the Earnout Shares for the previous year as if the prior year’s target had been met.

The Company and the former shareholders of Tecnoglass Holdings have agreed to indemnify and hold harmless the other for their inaccuracies or breaches of the representations and warranties or for the non-fulfillment or breach of any covenant or agreement contained in the Merger Agreement and for certain other matters. To provide a fund for payment to the Company with respect to its post-closing rights to indemnification under the Merger Agreement, an aggregate of 890,000 of the Ordinary Shares issuable to the Tecnoglass Holding shareholders were placed in escrow with an independent escrow agent at closing. The escrow fund will be the sole remedy for the Company for its rights to indemnification under the Merger Agreement. On the date that is the earlier of (i) 30 days after the date on which the Company has filed its Annual Report on Form 10-K for its 2014 fiscal year or (ii) June 30, 2015, the shares remaining in such escrow fund will be released to the former shareholders of Tecnoglass Holding’s except for any shares subject to pending claims and certain other matters.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies

Basis of Presentation and Use of Estimates

These consolidated financial statements include the consolidated results of TGI, its indirect wholly-owned subsidiaries TG and ES, and its direct subsidiaries Tecno LLC and Tecno RE. Material intercompany accounts, transactions and profits are eliminated in consolidation. These financial statements include adjustments of a normal recurring nature considered necessary by management for a fair presentation of the Company’s consolidated financial position, results of operations and cash flows. Estimates inherent in the preparation of these consolidated financial statements relate to the collectability of account receivables, the valuation of inventories, estimated earnings on uncompleted contracts, useful lives and potential impairment of long-lived assets, and valuation of warrants and other derivative financial instruments.

The results of TGI, as the acquired company in the reverse merger, have been included for the period after the reverse merger on December 20, 2013 to the reporting date December 31, 2013.

Foreign Currency Translation

The consolidated financial statements are presented in United States Dollars, the reporting currency. The functional currency of the Company’s operations in Colombia is the Colombian Peso. The consolidated financial statements of the Company’s foreign operations are prepared in the functional currency. The Statements of Income and Comprehensive Income prepared in the functional currency are translated into the reporting currency using average exchange rates for the respective periods. Assets and liabilities on the consolidated Balance Sheets are translated into the reporting currency using rates of exchange at the end of the period and the related translation adjustments are recorded as Accumulated other comprehensive income, a component of Equity in the consolidated Balance Sheet. Transaction and remeasurement gains or losses resulting from foreign currency transactions are recorded in the consolidated Statement of Operations.

Revenue Recognition

The Company generates revenue from product sales of manufactured glass and aluminum products. Revenue is recognized when persuasive evidence of an arrangement exists, a price has been fixed, delivery has occurred per the terms of the customer order, and collectability of the sale is reasonably assured. All revenue is recognized net of discounts, returns and allowances. Evidence of an arrangement consists of a contract or purchase order approved by the customer and accepted by the Company.

Payments received from customers in advance of delivery are recorded as advances from customers at the time payment is received.

Product Sales

The Company recognizes revenue when goods are shipped, which is “FOB shipping point.” Delivery to the customer is deemed to have occurred when the customer takes title to the product. Generally, title passes to the customer upon shipment, but title transfer may occur when the customer receives the product based on the terms of the agreement with the customer.

The selling prices of all goods that the Company sells are fixed and agreed to with the customer prior to shipment. Selling prices are generally based on established list prices. The Company does not customarily permit its customers to return any of its products for monetary refunds or credit against completed or future sales.

Contract Sales

Revenues from fixed price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Revenues recognized in advance of amounts billable pursuant to contracts terms are recorded as unbilled receivables on uncompleted contracts based on work performed and costs to date. Unbilled receivables on uncompleted contracts are

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

billable upon various events, including the attainment of performance milestones, delivery of product and/or services, or completion of the contract. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing expected profits each period. Changes in contract estimates occur for a variety of reasons, including changes in contract scope, estimated revenue and cost estimates. Provisions for anticipated losses are recorded in the period in which they become determinable. No provisions have been recorded for losses on uncompleted contracts for the years ended December 31, 2014 and 2013.

Standard Form Sales

The Company recognizes revenue for standard form sales once the installation is complete. Standard form sales are customer sales comprising low value installations that are of short duration.

A standard form agreement is executed between the Company and its customer. Services are performed by the Company during the installation process. The price quote is determined by the Company, based on the requested installation, and approved by the customer before the Company proceeds with the installation. The customer’s credit worthiness and payment capacity is evaluated before the Company will proceed with the initial order process.

Sales Tax and Value Added Taxes

The Company accounts for sales taxes and value added taxes imposed on its goods and services on a net basis — value added taxes paid for goods and services purchased is netted against value added tax collected from customers and the net amount is paid to the government. The current value added tax rate in Colombia for all of the Company’s products is 16%. A municipal industry and commerce tax (ICA) sales tax of 0.7% is payable on all of the Company’s products sold in the Colombian market.

Product Warranties

The Company offers product warranties in connection with the sale and installation of its products that are competitive in the markets in which the products are sold. Standard warranties depend upon the product and service, and are generally from five to ten years for architectural glass, curtain wall, laminated and tempered glass, window and door products. Warranties are not priced or sold separately and do not provide the customer with services or coverages in addition to the assurance that the product complies with original agreed-upon specifications. Claims are settled by replacement of the warrantied products.

Non Operating Revenues

The Company recognizes non-operating revenues from foreign currency transaction gains and losses, interest income on receivables, proceeds from sales of scrap materials and other activities not related to the Company’s operations. Foreign currency transaction gains and losses occur when monetary assets, liabilities, payments and receipts that are denominated in currencies other than the Company’s functional currency are recorded in the Colombian peso accounts of the Company in Columbia. During the years ended December 31, 2014 and 2013, the Company recorded net gains from foreign currency transactions of $10,790 and $1,311, respectively.

The Company does not accrue contingent liabilities for estimated losses from product warranty obligations because the information available to the Company does not indicate that it is probable that customers will make claims under warranties for window products that have been sold. The amount of losses cannot be reasonably estimated. USGAAP guidance indicates that an inability to make a reasonable estimate of the amount of a warranty obligation at the time of sale because of significant uncertainty about possible claims precludes accrual. Actual losses from replacements under warranties do not appear to be material and are systematically accounted for as cost of product sold.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Cash and Cash Equivalents

All liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. At December 31, 2014 the Company had no cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and trade accounts receivable. The Company mitigates its cash risk by maintaining its cash deposits with major financial institutions in Colombia and the Cayman Islands. At times the balances held at financial institutions in Colombia may exceed the Colombia government insured limits of the Ministerio de Hacienda y Crédito Público. The Company has not experienced such losses in such accounts. As discussed below, the Company mitigates its risk to trade accounts receivable by performing on-going credit evaluations of its customers.

Trade Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts and sales returns. Estimates for cash discounts and sales returns are based on contractual terms, historical trends and expectations regarding the utilization rates for these clients.

The Company’s policy is to reserve for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts and other factors that may indicate that the collectability of an account may be in doubt. Other factors that the Company considers include its existing contractual obligations, historical payment patterns of its customers and individual customer circumstances, and a review of the local economic environment and its potential impact on the collectability of accounts receivable. Account balances deemed to be uncollectible are charged to the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. As of the years ended December 31, 2014 and 2013, the reserve for doubtful accounts was $110 and $403, respectively.

Inventories

Inventories, which consist primarily of purchased and processed glass, aluminum, parts and supplies held for use in the ordinary course of business, are valued at the lower of cost or market. Cost is determined using a weighted-average method. Inventory consisting of certain job specific materials not yet installed are valued using the specific identification method.

Reserves for excess or slow-moving raw materials inventories are updated based on historical experience of a variety of factors including sales volume and levels of inventories at the end of the period. The Company’s reserve for excess or slow-moving inventories at December 31, 2014 and 2013 amounted to $292 and $1,438, respectively. The Company does not maintain allowances for the lower of cost or market for inventories of finished products as its products are manufactured based on firm orders rather than built-to-stock.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements and renewals that extend the useful life of the asset are capitalized. Repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income as a reduction to or increase in selling, general and administrative expenses. Depreciation is computed on a straight-line basis, based on the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Office equipment and software	5 years
Vehicles	5 years

Long Lived Assets

The Company periodically reviews the carrying values of its long lived assets when events or changes in circumstances would indicate that it is more likely than not that their carrying values may exceed their realizable values, and record impairment charges when considered necessary.

When circumstances indicate that impairment may have occurred, the Company tests such assets for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of such assets and their eventual disposition to their carrying amounts. If the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss, measured as the excess of the carrying value of the asset over its estimated fair value, is recognized. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Common Stock Purchase Warrants

The Company classifies as equity any warrants contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The Company assesses classification of its common stock purchase warrants and other freestanding derivatives, if any, at each reporting date to determine whether a change in classification between assets and liabilities is required.

Warrant liability

An aggregate 9,200,000 warrants were issued as a result of the Public Offering, the Private Placement and the Merger. Of the aggregate total, 4,200,000 warrants were issued in connection with the Public Offering (“IPO Warrants”), 4,800,000 warrants were issued in connection with the Private Placement (“Insider Warrants”), and 200,000 warrants were issued upon conversion of a promissory note at the closing of the Merger (“Working Capital Warrants”). The Company classifies the warrant instruments as a liability at their fair value because the warrants do not meet the criteria for equity treatment under guidance contained in ASC 815-40-15-7D. The aggregate liability is subject to re-measurement at each balance sheet date and adjusted at each reporting period until exercised or expired, and any change in fair value is recognized in the Company’s consolidated statement of operations.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Following the SEC’s Notice of Effectiveness dated June 16, 2014 of the Company’s registration statement on Form S-1 that registered the IPO Warrants and the Working Capital Warrants, an aggregate of 102,570 Warrants have been exercised as of December 31, 2014. See more about the Company’s registration statement at Note 18.

Stock-Based Compensation

The Company accounts for share-based awards exchanged for employee services at the estimated grant date fair value of the award. At December 31, 2014 and 2013, no share-based awards had been granted to employees.

Derivative Financial Instruments

The Company records all derivatives on the balance sheet at fair value, regardless of the purpose or intent for holding them. The Company has not designated its derivatives as hedging instruments, therefore, the Company does not designate them as fair value or cash flow hedging instruments. The accounting for changes in fair value of the derivatives is recorded within earnings.

Advertising Costs

Advertising costs are expensed as they are incurred and are included in general and administrative expenses. Advertising costs for the years ended December 31, 2014 and 2013 amounted to approximately $383 and $255, respectively.

Income Taxes

The Company’s operations in Colombia are subject to the taxing jurisdiction of the Republic of Colombia. Tecnoglass LLC and Tecnoglass RE LLC are subject to the taxing jurisdiction of the United States. TGI and Tecnoglass Holding are subject to the taxing jurisdiction of the Cayman Islands. Annual tax periods prior to December 2013 are no longer subject to examination by taxing authorities in Colombia.

The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. There are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company records interest and penalties, if any, as a component of income tax expense.

The Company accounts for income taxes under the asset and liability model (ASC 740 “Income Taxes”) and recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. A valuation allowance is established when management determines that it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company records interest and penalties, if any, as a component of income tax expense.

Earnings per Share

The Company computes basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Income per share assuming dilution (diluted earnings per share) would give effect to dilutive options, warrants, and other potential

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

ordinary shares outstanding during the period. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share excludes options, warrants and other potential ordinary shares outstanding, since the effect is anti-dilutive. The calculation of the weighted-average number of ordinary shares includes 20,567,141 recapitalized shares, assumed to be outstanding as of January 1, 2013, and 3,647,529 ordinary shares of Andina Acquisition outstanding at the time of the Merger. The computation of basic and diluted income per share for the years ended January 1, 2014 and 2013 excludes the effect of Unit Purchase Options to purchase 900,000 units (consisting of one warrant and one ordinary share) because their inclusion would be anti-dilutive.

The following table sets forth the computation of the basic and diluted earnings per share for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Numerator for basic and diluted earnings per shares
Net Income	20,318	22,312
Denominator
Denominator for basic earnings per ordinary share – weighted average shares outstanding	24,347,620	20,677,067
Effect of dilutive warrants	3,390,059	37,208
Denominator for diluted earnings per ordinary share – weighted average shares outstanding	27,737,679	20,714,275
Basic earnings per ordinary share	0.83	1.08
Diluted earnings per ordinary share	0.73	1.08

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (ASU 201-09). ASU 201-09 provides guidance for revenue recognition and affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. The core principle of ASU 2014-09 is the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, companies will need to use more judgment and make more estimates than under the current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for fiscal years beginning after December 15, 2016 and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Early adoption is not permitted. The Company is currently evaluating the method and impact the adoption of ASU 2014-09 will have on the Company’s consolidated financial statements and disclosures.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 4. Revision to prior year financial statements

The Company revised the presentation of trade accounts receivable, due from related parties and long term receivables from related parties in its consolidated financial statement balance sheets for the year ending December 31, 2013 to reflect amounts due the Company that had not been reconciled and recorded on a timely basis into the correct balance sheet accounts. The Company subsequently executed a long term payment agreement as of December 31, 2014 with related party Ventanas Solar. The correction of the error did not affect previously reported net income in either of the years ended December 31, 2013 or 2014.

A tabular summary of the revisions to correct these errors is presented below:

	Consolidated Balance Sheet Year ended December 31, 2013
	Previously Reported	Revisions	Revised Reported
Trade accounts receivables, net	59,010	(8,082)	50,928
Due from related parties	19,058	2,360	21,418
Total current assets	160,570	(5,722)	154,848
Long term receivables from related parties	—	5,722	5,722
Total assets	248,214	—	248,214
Net income	22,312	—	22,312

The Company revised financial statements to separately present related party revenues on the face of the consolidated statement of income, which were previously disclosed in Note 15. The Company also revised certain footnote disclosures in the financial statements filed with our annual report for the year ended December 31, 2014. We revised Note 21 to include geographic information about long lived assets, Note 6 to complement disclosures about long-term debt by including a description of the assets pledged to secure debt agreements and Note 20 to complement disclosures of the accounting treatment of assets acquired.

The Company analyzed the errors under SEC staff guidance (Staff Accounting Bulletin 108 and Staff Accounting Bulletin 99) and determined that the errors are immaterial on a quantitative and qualitative basis and that it is probable that the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced by the inclusion or correction of the items in the year ended December 31, 2013.

Note 5. Variable Interest Entities

The Company conducted an evaluation as a reporting entity of its involvement with certain significant related party business entities as of December 31, 2013 and 2014 in order to determine whether these entities were variable interest entities requiring consolidation or disclosures in the financial statements of the Company. The Company evaluated two entities with whom it has maintained significant commercial relationships since 2004.

ES Windows LLC (“ESW LLC”), a Florida LLC, imports and resells the Company’s products in the United States and acts as a freight forwarder for certain raw materials inventory purchased in the United States. The Company’s CEO and COO, other family members, and other related parties own 100% of the equity in ESW LLC. The Company’s sales to ESW LLC for the years ended December 31, 2014 and 2013 were $37.1 million and $28.9 million, respectively. Outstanding receivables from ESW LLC at December 31, 2014 and December 31, 2013 were $13.8 million and $11.8 million, respectively.

Ventanas Solar S.A. (“VS”), a Panama sociedad anonima, is an importer and installer of the Company’s products in Panama. Family members of the Company’s CEO and CFO and other related parties own 100% of the equity in VS. The Company’s sales to VS for the year ended December 31, 2014 and 2013 were $0.2 million and $7.9 million respectively. Outstanding receivables from VS at December 31, 2014 and 2013 were $12.2 million and $10.8 million respectively, including a three year payment agreement for trade

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 5. Variable Interest Entities  – (continued)

receivables for $4.2 million as of December 31, 2014 related to a collection agreement, pursuant to when VS collects the Company’s receivables from customers in Panama.

Management evaluated several factors, including whether (i) these entities required subordinated financial support from the Company in order to operate, (ii) what variable interests existed in the risks and operations of the entities, (iii) what explicit or implicit interests the Company had in these entities as a result of the significant commercial relationships, (iv) whether the Company or its related parties had the controlling financial interests in these entities, and as a result, (v) who were the primary beneficiaries of those controlling variable interests. In order to evaluate these considerations, the Company analyzed the designs and initial purposes of these entities using available quantitative information, qualitative factors and guidance under ASC 810-10-25 Consolidation and related Subsections.

As of the date of the initial evaluation and for the year ended December 31, 2014, the Company concluded that (i) both entities are deemed variable interest entities because of the presence and effect of significant related parties; (ii) neither variable interest entity requires subordinated financial support for its operations as these operations are designed to provide residual returns to their equity investors, (iii) the Company’s explicit variable interests are its arms-length commercial relationships which do not absorb the entities’ risks and variability, (iv) that neither the Company nor its related parties had the controlling financial interests but that, as a related party group, they had controlling financial interest, and finally (v) the CEO, COO, family members and other equity investors are more closely related to the ESW LLC and VS and were therefore the primary beneficiaries of those entities’ variable interests and residual returns or eventual losses, not the Company. The Company concluded that consolidation of these entities was not indicated. No subordinated financial support has been provided to these entities as of December 31, 2014 or as of December 31, 2013.

Note 6. Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and advances from customers approximate their fair value due to their relatively short-term maturities. The Company bases its fair value estimate for long term debt obligations on its internal valuation that all debt is floating rate debt based on current interest rates in Colombia.

Note 7. Trade Accounts Receivable

Trade accounts receivable consists of the following:

	December 31,
	2014	2013
Trade accounts receivable	$45,065	$51,331
Less: Allowance for doubtful accounts	(110)	(403)
	$44,955	$50,928

The changes in allowances for doubtful accounts for the years ended December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Balance at beginning of year	$403	$273
Provision for bad debts	20	265
Deductions and write-offs	(313)	(135)
Balance at end of year	$110	$403

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 8. Advances and Other Receivables

	December 31,
	2014	2013
Advances to Suppliers and Loans	$1,353	$8,310
Prepaid Income Taxes and Social Contributions	$3,376	$2,281
Employee Receivables	$552	$374
Other Creditors	$227	$2,200
	$5,508	$13,165

Included in advances to suppliers and loans is a loan to Finsocial, a company that makes loans to public school system teachers. At December 31, 2014 and 2013, the loan balances were $2,255 and $4,308 respectively.

Note 9. Inventories

Inventories are comprised of the following

	December 31, 2014	December 31, 2013
Raw materials	$22,421	$17,121
Work in process	2,136	3,243
Finished goods	2,158	2,741
Stores and spares	2,371	2,404
Packing material	171	110
	29,257	25,619
Less: inventory allowances	(292)	(1,438)
	$28,965	$24,181

Note 10. Property, Plant and Equipment

Property, plant and equipment comprises the following:

	December 31, 2014	December 31, 2013
Building	$36,228	$34,710
Machinery and equipment	76,497	61,539
Office equipment and software	2,868	3,221
Vehicles	1,412	1,193
Furniture and fixtures	1,651	1,888
Total property, plant and equipment	118,656	102,551
Accumulated depreciation and amortization	(31,646)	(27,403)
Net value of property and equipment	87,010	75,148
Land	16,970	12,234
Total property, plant and equipment, net	$103,980	$87,382

Depreciation and amortization expense inclusive of capital lease amortization was $8,542 and $7,238 for the years ended December 31, 2014 and 2013.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 10. Property, Plant and Equipment  – (continued)

In the year ended December 31, 2014 the Company purchased land adjacent to the Company’s current facilities for approximately $6.1 million and purchased land and warehouses in Miami-Dade County, Florida for approximately $5.2 million. These purchases bring the Company’s total manufacturing facilities to approximately 2.3 million square feet.

Note 11. Long-Term Debt

Long-term debt is comprised of the following:

	December 31, 2014	December 31, 2013
Obligations under borrowing arrangements	$94,198	$77,817
Less: Current portion of long-term debt and other current borrowings	54,925	29,720
Long-term debt	$39,273	$48,097

At December 31, 2014, the Company owed approximately $94,198 under its various borrowing arrangements with several banks in Colombia and Panama including obligations under various capital leases as discussed below. The bank obligations have maturities ranging from nine months to 15 years that bear interest at rates ranging from 4.56% to 12.01%. These loans are generally secured by substantially all of the Company’s accounts receivable or inventory, except for the 15-year mortgage secured by the Company’s real properties in Miami-Dade County. Certain obligations include covenants and events of default including requirements that the Company maintain a minimum debt to EBITDA ratio, a minimum debt service ratio, total debt to total assets ratio and sales growth ratios.

The Company was not in compliance with certain financial covenants as of December 31, 2013 for its financial obligations with Banco Colpatria. In April 2014, the bank confirmed with the Company it would take no actions to accelerate payments, increase interest, or any other actions as a result of the non-compliance with the covenants against the Company. In December 2014, the loan agreement with Colpatria was modified to exclude covenants as a basis for underwriting compliance. At December 31, 2014, the Company was in compliance with all its covenants for its financial obligations.

The company had $7,362 and $2,931 of property plant and equipment as well as $435 and $0 of other long term assets pledged to secure $26,856 and $27,596 under various lines of credit as of December 31, 2014 and 2013, respectively. The terms of the line of credit agreements do not restrict the company’s operation and use of the assets.

Net proceeds from debt were $9,185 and $8,372 during the years ended December 31, 2014 and 2013, consisting of $87,109 and $21,237 new obligations entered with similar terms to existing debt, and repayments of debt for $77,924 and $12,865 for the years ended December 31, 2014 and 2013, respectively.

Maturities of long term debt and other current borrowings are as follows as of December 31, 2014:

Year Ending December 31,
2015	$51,101
2016	11,690
2017	6,538
2018	3,815
2019	2,170
Thereafter	3,379
Total	$78,693

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 11. Long-Term Debt  – (continued)

Revolving Lines of Credit

The Company has approximately $1.9 million available in two lines of credit under a revolving note arrangement as of December 31, 2014. The floating interest rates on the revolving notes are between DTF+6% and DTF+7%. DTF is the primary measure of interest rates in Colombia. The notes are secured by all assets of the Company. At December 31, 2014 and 2013, $375 and $1,872 was outstanding under these lines, respectively.

Capital Lease Obligations

The Company is obligated under various capital leases under which the aggregate present value of the minimum lease payments amounted to approximately $15,505. The present value of the minimum lease payments was calculated using discount rates ranging from 7.94% to 12.20%.

The future minimum lease payments under all capital leases at December 31, 2014 are as follows:

Year Ending December 31,
2015	$3,824
2016	3,621
2017	2,412
2018	1,141
2019	1,366
Thereafter	3,141
Total	$15,505

Interest expense for the year ended December 31, 2014 and 2013 was $8.9 million and $7.9 million, respectively.

Note 12. Note Payable to Shareholder

From September 5, 2013 to November 7, 2013 A. Lorne Weil loaned the Company $150 of which $70 was paid at closing of the Merger and $80 remained unpaid as of December 31, 2014 and December 31, 2013.

Note 13. Income Taxes

The Company files income tax returns for TG and ES in the Republic of Colombia where, as a general rule, taxable income for companies is subject to a 25% Income Tax rate, except for taxpayers with special rates approved by the Congress. A minimum taxable income is calculated as 3% of net equity on the last day of the immediately preceding period and is used as taxable income if it is higher than taxable income otherwise calculated.

On December 23, 2014, Colombia’s president signed into effect a tax reform bill amending the Colombian Tax Statute fixing the Income Tax Rate at 25%. A CREE Tax based on taxable income also applies at a rate of 9% to certain taxpayers including the Company. Prior to the reform, the CREE Tax would only apply for years 2013 – 2015. The reform makes the CREE tax rate of 9% permanent and an additional CREE Surtax will also apply for the years 2015 through 2018 at varying rates. The Income tax reform resulted in deferred tax liabilities being increased by $286 at December 31, 2014 when compared with previous income tax rates.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 13. Income Taxes  – (continued)

The following table summarizes income tax rates under the tax reform law.

	2015	2016	2017	2018	2019
Income Tax	25%	25%	25%	25%	25%
CREE Tax	9%	9%	9%	9%	9%
CREE Surtax	5%	6%	8%	9%	—
Total Tax on Income	39%	40%	42%	43%	34%

The components of income tax expense (benefit) are as follows:

	December 31,
	2014	2013
Current income tax
Foreign	$9,453	$4,183
Deferred income Tax
Foreign	(915)	4,513
Total Provision for Income Tax	$8,538	$8,696

A reconciliation of the statutory tax rate in Colombia to the Company’s effective tax rate is as follows:

	December 31,
	2014	2013
Income tax expense at statutory rates	34.0%	34.0%
Non-deductible expenses	1.6%	6.5%
Non-taxable income	-6.0%	-12.2%
Effective tax rate	29.6%	28.3%

The Company’s effective tax rate of 29.6% for the year ended December 31, 2014 reflects non-deductible income (losses) of $3,744 mostly due to the change in fair value of the Company’s warrant liability and other non-deductible expenses such as amortization of intangible assets.

The Company has the following net deferred tax assets and liabilities:

	December 31,
	2014	2013
Deferred tax assets:
Accounts Receivable Clients – not delivered FOB	$1,260	$518
Accounts Receivable Clients – POC	2,452	849
Depreciation	1,542	465
Financials Liabilities	5
Provision Inventory obsolescence	114	489
Total deferred tax assets	$5,373	$2,321
Deferred tax liabilities:
Inventory – not delivered FOB	$984	$405
Accounts Receivable Clients – POC	6,325	4,706
Depreciation	485	565
Financials Liabilities	—	78
Provision Accounts Receivable	622	944
Total deferred tax liabilities	$8,416	$6,698
Net deferred tax liability	$3,043	$4,377

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 13. Income Taxes  – (continued)

The Company does not have any uncertain tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will increase or decrease within twelve months of December 31, 2014. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

Note 14. Fair Value Measurements

The Company accounts for financial assets and liabilities in accordance with accounting standards that define fair value and establish a framework for measuring fair value. The hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

At December 31, 2014	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability	—	—	19,991
Interest Rate Swap Derivative Liability	—	134	—
Long Term Receivables from Related Parties		4,220

At December 31, 2013	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability	—	—	18,280
Interest Rate Swap Derivative Liability	—	178	—
Foreign Currency Forward Liability		53

Note 15. Related Parties

The Company’s major related party entities disclosed in this footnote are: (i) ES Windows LLC (“ESW LLC”), a Florida LLC partially owned by the Company’s Chief Executive Officer and Chief Operating Officer, (ii) Ventanas Solar S.A. (“VS”), an importer and installer based in Panama owned by related party family members, (iii) Union Temporal ESW (“UT ESW”), a temporary contractual joint venture with Ventanar S. A. under Colombian law that is managed by related parties and that expires at the end of its applicable contract, (iv) UT Semáforos Barranquilla (“UT SB”), a temporary contractual joint venture with related party Construseñales S.A. under Colombian law that expires at the end of its applicable contract, (v) A Construir S.A., a heavy construction company in which the Company’s CEO, COO and other related parties are equity investors, (vi) Construseñales S.A., a traffic signal construction company in which the Company’s CEO, COO and other related parties are equity investors.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 15. Related Parties  – (continued)

The following is a summary of assets, liabilities, and income and expense transactions with all related parties, shareholders, directors and managers:

	At December 31, 2014	At December 31, 2013
Current Assets
Due from ESW LLC	$13,814	$11,823
Due from VS	7,979	5,050
Due from UT ESW	2,001	3,199
Due from other related parties	4,534	1,346
	$28,327	$21,418
Trade receivable from VS	$4,220	$5,722
Liabilities
Due to A Construir S.A.	$(995)	$(2,314)
Due to UT SB	—	(1,287)
Due to Construseñales S.A.	—	(3,633)
Due to other related parties	(461)	(1,163)
	$(1,456)	$(8,397)

Sales to other related parties was less than $0.1 million in the year ended December 31, 2014 and 2013.

	Year Ended
	2014	2013
Revenues–
Sales to ESW LLC and VS	$47,630	$28,788
Expenses–
Fees paid to Directors and Officers	1,327	408
Paid to other related parties	3,549	512

In 2014, the Company and VS executed a three year payment agreement for recovery of trade receivables outstanding for $6.6 million with an interest rate of Libor + 4.7% paid semiannually. As of December 31, 2014, the payment plan was accounted for at fair value.

In 2013, the Company guaranteed a loan for $163 used to develop a lot adjacent to the Alutions plant into a related party fuel service station, Santa Maria del Mar S.A. At December 31, 2014, the guarantee was in good standing and no liabilities have been recorded, and the Company was in the process of restructuring the guarantee to exclude the involvement of Tecnoglass, S.A., as required by the merger agreement.

In April 2014, the Company guaranteed approximately $300 of bank loans for the Company’s Foundation. As of December 31, 2014, the loan balance was $60, and the guarantee is in good standing. No liabilities have been recorded.

In December 2014, ESW LLC, a related party, guaranteed a mortgage loan for $3,920 for the acquisition of real properties in Miami-Dade County, Florida by Tecnoglass RE LLC, a wholly owned subsidiary of the Company.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 16. Derivative Financial Instruments

In 2012, the Company entered into two interest rate swap (IRS) contracts as economic hedges against interest rate risk through 2017, and two currency forward contracts as economic hedges against foreign currency rate risk on U.S. dollar loans. The currency forwards expired in January 2014. Hedge accounting treatment per guidance in ASC 815-10 and related Subsections was not pursued at inception of the contracts. Changes in the fair value of the derivatives will be recorded in current earnings. The derivative contracts were initially recorded on the balance sheet as liabilities as December 31, 2013, at an aggregate fair value of $230.

The Company entered into three interest rate swap (IRS) contracts as economic hedges against interest rate risk on its peso loans through 2017. Hedge accounting treatment per guidance in ASC 815-10 and related Subsections was not pursued at inception of the contracts. Changes in the fair value of the derivatives are recorded in current earnings. The derivative contracts were initially recorded on the balance sheet as liabilities as of December 31, 2014 at an aggregate fair value of $134.

Note 17. Warrant Liability

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. The inputs to the model were as follows:

	December 31,
	2014	2013
Stock Price	$10.15	$8.55
Dividend Yield	N/A	N/A
Risk-free rate	0.67%	0.78%
Expected Term	1.97	2.97
Expected Volatility	33.62%	44.69%

The table below provides a reconciliation of the beginning and ending balances for the warrant liability measured using significant unobservable inputs (Level 3):

Balance – December 31, 2013	$18,280
Fair value adjustment for year ended December 31, 2014	1,711
Balance at December 31, 2014	$19,991

Note 18. Commitments and Contingencies

Guarantees

Guarantees on behalf of or from related parties are disclosed in Note 15 — Related Parties.

Legal Matters

Tecnoglass S.A. and Tecnoglass USA, Inc., a related party, were named in a civil action for wrongful death, negligence and negligent infliction of emotional distress arising out of a workplace accident where a crate of glass fell and fatally crushed a worker during the unloading process. TG denied liability and

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 18. Commitments and Contingencies  – (continued)

rigorously defended the claim in court. TG’s insurance carrier provided coverage to TG under a $3.0 million wasting policy, which meant that the attorneys’ fees and expenses incurred during the defense of the claim reduced the amount of coverage available. On October 1, 2014 the case was settled. The plaintiffs accepted $1,075, with a payment time of 60 days. The Company’s insurance policy covered 90% of the loss.

Tecnoglass S.A. is also a named defendant in in the matter of Diplomat Properties, Limited Partnership as assignee of Shower Concepts, Inc. v. Tecnoglass Colombia, S.A. in the 17th Judicial Circuit in and for Broward County, Florida. Plaintiff Diplomat Properties, Limited (“Diplomat”) has asserted a claim for indemnification against TG and Tecnoglass USA, Inc. The claim arises from the supplying of glass shower doors to a hotel/spa in Broward County, Florida. Specifically, in 2006, Diplomat commenced arbitration against Shower Concepts, Inc. seeking damages for breach of contract due to fractures in the installed glass shower doors. Diplomat initiated a complaint asserting various claims which were dismissed with prejudice. The only remaining claim against the Tecnoglass entities is common law indemnification. TG denies liability and asserts that Shower Concepts was at fault and that as a joint tort feasor, it cannot sue for indemnity. A trial date has not yet been set for this case. Management and TG’s counsel believes that a liability in this claim is remote and immaterial and there are no significant reasonably estimated amounts for a possible loss.

General Legal Matters

From time to time, the Company is involved in legal matters arising in the ordinary course of business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Note 19. Shareholder’s Equity

Preferred Shares

TGI is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors.

As of December 31, 2014, there are no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 100,000,000 ordinary shares with a par value of $0.0001 per share. As of December 31, 2014, a total of 27,801,132 Ordinary shares were issued and outstanding which includes 3,000,000 Earnout shares which have been issued and placed in escrow but have no voting rights. The Earnout shares are not considered issued and outstanding as a matter of Cayman Islands law.

Legal Reserve

Colombian regulation requires that companies retain 10% of net income until it accumulates to least 50% of subscribed and paid in capital.

Restricted Securities

Energy Holding Corporation, the sole shareholder of Tecnoglass Holding whose shareholders are all of the former shareholders of Tecnoglass and ES, received 20,567,141 ordinary shares in consideration of all of the outstanding and issued ordinary shares of Tecnoglass Holding. Under the terms of the merger agreement, the shareholders of Energy Holding Corporation entered into lock-up agreements precluding the sale or transfer of their shares until December 20, 2014. Certain other holders of ordinary shares and warrants had been restricted from selling any of their securities until December 20, 2014. This restriction expired on that date.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 19. Shareholder’s Equity  – (continued)

Energy Holding Corp. also has the contractual right to receive an additional 2,500,000 ordinary shares, to be released upon the attainment of specified share price targets or targets based on our EBITDA in the fiscal years ending December 31, 2015 or 2016. The following table sets forth the targets and the number of earnout shares issuable to Tecnoglass Holding shareholders upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/15	$13.00 per share	$35,000,000	$40,000,000	875,000	1,000,000
Fiscal year ending 12/31/16	$15.00 per share	$40,000,000	$45,000,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, Energy Holding Corp. receives the maximum number of earnout shares indicated for the year. In the event the ordinary share target is not met but the combined company’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of earnout shares to be issued will be interpolated between such targets. In the event neither the ordinary share target nor the minimum EBITDA target is met in a particular year, but a subsequent year’s share price or EBITDA target is met, Energy Holding Corp. will earn the earnout shares for the previous year as if the prior year’s target had been met.

Long Term Incentive Compensation Plan

On December 20, 2013, our shareholders approved our 2013 Long-Term Equity Incentive Plan (“2013 Plan”). Under the 2013 Plan, 1,593,917 ordinary shares are reserved for issuance in accordance with the plan’s terms to eligible employees, officers, directors and consultants. As of December 31, 2014, no awards had been made under the 2013 Plan.

Registration Statement and Company Securities

The Company filed a securities registration statement on Form S-1 on April 28, 2014, related to 31,362,216 ordinary shares and 5,500,000 warrants. This represents (i) 649,382 ordinary shares issued pursuant to two subscription agreements in connection with our initial business combination, (ii) 23,567,141 ordinary shares issued or to be issued as consideration in connection with our initial business combination, (iii) 1,050,000 ordinary shares issued in connection with our formation, (iv) 500,000 ordinary shares and 500,000 warrants underlying unit purchase options (and 500,000 ordinary shares underlying the warrants included in the unit purchase options) originally issued in connection with our initial public offering, (v) 4,800,000 warrants, or “insider warrants,” (and 4,800,000 ordinary shares underlying the insider warrants) purchased simultaneously with our initial public offering, (vi) 200,000 “working capital warrants,” (and 200,000 ordinary shares underlying the working capital warrants) upon conversion of a promissory note issued by us in consideration of a working capital loans and (vii) 95,693 ordinary shares sold pursuant to a subscription agreement in March 2014.

The Company did not receive any proceeds from the sale of the securities in the registration statement, although the Company could receive up to $40.0 million upon the exercise of all of the insider warrants and working capital warrants, up to $9.4 million upon the exercise of the unit purchase options, up to $7.2 million upon the exercise of the warrants underlying such unit purchase options and up to $33.6 million upon the exercise of the warrants issued in the Public Offering. Any amounts received from such exercises will be used for working capital and other general corporate purposes.

Following the SEC’s Notice of Effectiveness dated June 16, 2014 of the Company’s registration statement on S-1, an aggregate of 102,570 warrants have been exercised for proceeds of $821 as of December 31, 2014. As of the latest practicable date before these consolidated financial statements were available for publication, a total of 102,570 warrants had been exercised for the Company’s ordinary shares through March 20th, 2015.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 19. Shareholder’s Equity  – (continued)

Issuance of Common Stock

In March 2014, the Company entered into an agreement with an affiliate of A Lorne Weil, the Company’s Non-Executive Chairman of the board, for the sale of 95,693 ordinary shares at a price of approximately $10.45 per share in a private placement transaction, for proceeds to the company of $1.0 million.

In December 2014, the Company entered into two asset purchase agreements with Glasswall LLC, a South Florida based manufacturer of impact-resistant windows and door systems. Total consideration paid by the Company was $9,000, of which $4,000 were paid with the issuance of 388,199 ordinary shares issued to Glasswall at $10.30 per share.

In the year ended December 31, 2014, following the Notice of Effectiveness on June 16, 2014 of the Company’s Registration Statement on Form S-1, the Company has issued 102,570 ordinary shares to former warrant holders who exercised their warrants. Total proceeds from the warrant exercises have been $821 at $8.00 per share.

Note 20. Acquisitions

In June 2014, we acquired selected assets of RC Aluminum Industries, Inc. (“RC Aluminum”) for $1.9 million. RC Aluminum designs, manufactures and installs glass products for architects, designers, developers and general contractors. The primary assets acquired include Miami-Dade County Notices of Acceptance (NOA) for more than 50 products manufactured and sold by RC Aluminum and the right to complete two RC Aluminum’s contracted projects with an estimated value of approximately $12 million. At December 31, 2014, the assets acquired from RC Aluminum were recorded as intangible assets at fair values of $1,094 for the NOA permitted designs and $850 for the customer list of projects.

In December 2014, we acquired assets of Glasswall, LLC, a Miami, South Florida based manufacturer of impact-resistant windows and door systems used in high-rise commercial and residential buildings. As part of the transaction, we acquired a 160,000 square foot warehouse/manufacturing/office facility in Miami for $5,167, and manufacturing and assembly equipment, and Miami-Dade NOAs for products manufactured and sold by Glasswall and other tangible and intangible assets for $4,134 accounted under other assets as of December 31, 2014, pending further assessment of the purchase price allocation. The Company did not acquire any equity interest or control of Glasswall and there was no goodwill related to this transaction. Total consideration consisted 388,199 ordinary shares for $4,000 in our stock and $5,301 in cash financed in part by a 15-year, $3,920 term loan that we secured to acquire the facilities.

Fair value considerations
Assets Acquired
Land	$1,952
Buildings	3,215
Other Assets	4,134
Total	9,301
Payment method
Financial Obligations	3,920
Common Stock	4,000
Cash	1,381
Total	$9,301

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 21. Segment and Geographic Information

The Company has one operating segment, Architectural Glass and Windows, which is also its reporting segment, comprising the design, manufacturing, distribution, marketing and installation of high-specification architectural glass and window products sold to the construction industry.

The following tables present revenues from external customers, long-lived assets and deferred taxes by geographical region, and revenues from external customers by product groups. Geographical information is based on the location where the sale originated or the assets are held.

	December 31,
	2014		2013
	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets
Colombia	$80,062	$26,830	$101,754	$20,701
United States	101,612	10,775	66,723	—
Panama	11,351	—	10,210	—
Other	4,427	—	4,607	—
Total	$197,452	$37,605	$183,294	$20,701

	December 31,
	2014	2013
Deferred Tax Assets Colombia	$3,253	$1,429

Revenue by Product Groups

	December 31,
	2014	2013
Glass and framing components	$69,122	$65,616
Windows and architectural systems	128,330	117,678
Total Revenues	$197,452	$183,294

Note 22. Subsequent Events

Pursuant to the merger agreement and plan of reorganization and on filing of financial statements for the fiscal year ended December 31, 2014, Energy Holding Corporation will receive an aggregate of 500,000 ordinary shares based on its achievement of specified EBITDA targets set forth in such agreement.

On April 14, 2015, the Company’s Board of Directors authorized the payment of regular quarterly dividends to holders of its ordinary shares at a quarterly rate of $0.125 per share (or $0.50 per share on an annual basis). The Board of Directors also approved an Exchange Offer to acquire all of the Company’s outstanding warrants in exchange for ordinary shares of the Company at conversion ratio of three warrants in exchange for one ordinary share. The Exchange Offer will remain open for a period of 30 days once exchange documentation is sent to warrant holders and the first quarterly dividend payment will be made to shareholders of record 15 days after the end of the Exchange Offer.

TECNOGLASS INC.
Interim Financial Statements

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
(Unaudited)

	September 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$16,871	$15,930
Trade accounts receivable, net	49,380	44,955
Due from related parties	31,615	28,327
Inventories, net	39,609	28,965
Other current assets	22,089	23,319
Total current assets	159,564	141,496
Long term assets:
Property, plant and equipment, net	127,693	103,980
Long term receivables from related parties	2,536	4,220
Other long term assets	5,037	6,195
Total long term assets	135,266	114,395
Total assets	$294,830	$255,891
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$43,258	$33,493
Due to related parties	1,490	1,456
Current portion of customer advances on uncompleted contracts	6,423	5,782
Short-term debt and current portion of long term debt	67,651	54,925
Note payable to shareholder	79	80
Other current liabilities	21,787	17,300
Total current liabilities	140,688	113,036
Long term liabilities:
Warrant liability	34,450	19,991
Customer advances on uncompleted contracts	8,891	8,333
Long term debt	49,113	39,273
Total liabilities	$233,142	$180,633
Shareholders' equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	—	—
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 25,833,210 and 24,801,132 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	3	2
Legal Reserves	1,367	1,367
Additional paid-in capital	46,514	46,514
Retained earnings	44,923	38,806
Accumulated other comprehensive loss	(31,119)	(11,431)
Total shareholders’ equity	$61,688	$75,258
Total liabilities and shareholders’ equity	$294,830	$255,891

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Amounts in thousands, except share and per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Operating Revenues:
Customers	$47,261	$42,889	$132,355	$117,164
Related Parties	15,631	10,564	40,633	36,066
Total operating revenues	62,892	53,453	172,988	153,230
Cost of sales	41,166	37,008	115,082	105,540
Gross Profit	21,726	16,445	57,906	47,690
Operating expenses	10,910	8,795	29,780	23,764
Operating income	10,816	7,650	28,126	23,926
(Loss) Gain on change in fair value of warrant liability	(3,146)	6,756	(14,459)	(6,769)
Non-operating revenues, net	10,744	1,003	15,886	3,480
Interest expense	(2,307)	(2,380)	(6,509)	(6,647)
Income before taxes	16,107	13,029	23,044	13,990
Income tax provision	8,524	1,770	16,927	7,004
Net income	$7,583	$11,259	$6,117	$6,986
Comprehensive (loss) income:
Net income	$7,583	$11,259	$6,117	$6,986
Foreign currency translation adjustments	(14,111)	(6,680)	(19,688)	(3,971)
Total comprehensive (loss) income	$(6,528)	$4,579	$(13,571)	$3,015
Basic income per share	$0.30	$0.46	$0.24	$0.29
Diluted income per share	$0.25	$0.40	$0.21	$0.25
Basic weighted average common shares outstanding	25,426,250	24,364,014	25,127,179	24,306,288
Diluted weighted average common shares outstanding	29,825,331	28,137,166	28,734,663	27,761,268

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,117	$6,986
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for bad debts	1,210	21
Provision for obsolete inventory	(265)	—
Depreciation and amortization	8,331	7,777
Loss on disposition of assets	162	—
Change in value of derivative liability	(57)	89
Change in fair value of warrant liability	14,459	6,769
Deferred income taxes	(1,058)	352
Changes in operating assets and liabilities:
Trade accounts receivables	(18,869)	(10,710)
Inventories	(21,129)	(3,535)
Prepaid expenses	360	—
Other assets	(5,849)	(11,989)
Trade accounts payable	20,830	4,344
Advances from customers	5,324	(12,388)
Related parties, net	(10,590)	(7,919)
Other current liabilities	11,266	6,051
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	10,242	(14,152)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investments	250	368
Proceeds from sale of property and equipment	143	—
Purchase of investments	(1,318)	(1,028)
Acquisition of property and equipment	(18,228)	(24,918)
Restricted cash	—	3,605
CASH USED IN INVESTING ACTIVITIES	(19,153)	(21,973)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	79,608	88,370
Proceeds from the sale of common stock	—	1,000
Repayments of debt	(72,461)	(62,013)
Merger proceeds held in trust	—	22,519
CASH PROVIDED BY FINANCING ACTIVITIES	7,147	49,876
Effect of exchange rate changes on cash and cash equivalents	2,705	1,127
NET INCREASE IN CASH	941	14,878
CASH – Beginning of period	15,930	2,866
CASH – End of period	$16,871	$17,744
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$4,778	$4,031
Income Tax	$11,938	$7,785
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired under capital lease	$44,624	$3,152
Warrant exercise proceeds held by transfer agent	$—	$741

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 1. Organization, Plan of Business Operation

Tecnoglass Inc. (“TGI,” the “Company,” “we,” “us” or “our”) was incorporated in the Cayman Islands on September 21, 2011 under the name “Andina Acquisition Corporation” (“Andina”) as a blank check company. Andina’s objective was to acquire, through a merger, share exchange, asset acquisition, share purchase recapitalization, reorganization or other similar business combination, one or more operating businesses. On December 20, 2013, Andina consummated a merger transaction (the “Merger”) with Tecno Corporation (“Tecnoglass Holding”) as ultimate parent of Tecnoglass S.A. (“TG”) and C.I. Energía Solar S.A. ES. Windows (“ES”). The surviving entity was renamed Tecnoglass Inc. The Merger transaction was accounted for as a reverse merger and recapitalization where Tecnoglass Holding was the acquirer and TGI was the acquired company. Accordingly, the business of Tecnoglass Holding and its subsidiaries became our business. We are now a holding company operating through our direct and indirect subsidiaries.

The Company manufactures hi-specification, architectural glass and windows for the global residential and commercial construction industries. Currently the Company offers design, production, marketing, and installation of architectural systems for buildings of high, medium and low elevation size. Products include windows and doors in glass and aluminum, office partitions and interior divisions, floating façades and commercial window showcases. The Company sells to customers in North, Central and South America, and exports about half of its production to foreign countries.

TG manufactures both glass and aluminum products. Its glass products include tempered glass, laminated glass, thermo-acoustic glass, curved glass, silk-screened glass, acoustic glass and digital print glass. Its Alutions plant produces mill finished, anodized, painted aluminum profiles and rods, tubes, bars and plates. Alutions’ operations include extrusion, smelting, painting and anodizing processes, and exporting, importing and marketing aluminum products.

ES designs, manufactures, markets and installs architectural systems for high, medium and low-rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

In 2014, the Company established two Florida limited liability companies, Tecnoglass LLC (“Tecno LLC”) and Tecnoglass RE LLC (“Tecno RE”) to acquire manufacturing facilities, manufacturing machinery and equipment, customer lists and exclusive design permits.

Note 2. Summary of significant accounting policies

Basis of Presentation and Use of Estimates

The accompanying unaudited, condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”). The results reported in these unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with the information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (2014 Annual Report on Form 10-K). The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by US GAAP.

These unaudited condensed consolidated financial statements include the consolidated results of TGI, its indirect wholly-owned subsidiaries TG and ES, and its direct subsidiaries Tecno LLC and Tecno RE. Material intercompany accounts, transactions and profits are eliminated in consolidation. The unaudited condensed consolidated financial statements are prepared in accordance with the rules of the SEC for interim reporting purposes.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

The preparation of these unaudited, condensed consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions or conditions. Estimates inherent in the preparation of these, condensed consolidated financial statements relate to the collectability of account receivables, the valuation of inventories, estimated earnings on uncompleted contracts, useful lives and potential impairment of long-lived assets, and valuation of warrants and other derivative financial instruments. Based on information known before these unaudited, condensed consolidated financial statements were available to be issued, there are no estimates included in these statements for which it is reasonably possible that the estimate will change in the near term up to one year from the date of these financial statements and the effect of the change will be material, except for warrant liability further discussed below in this note and Note 10.

Foreign Currency Translation

The condensed consolidated financial statements are presented in United States Dollars, the reporting currency. The functional currency of the Company’s operations in Colombia is the Colombian Peso. The condensed consolidated financial statements of the Company’s foreign operations are prepared in the functional currency. The Statements of Operations and Comprehensive (Loss) Income prepared in the functional currency are translated into the reporting currency using average exchange rates for the respective periods. Assets and liabilities on the condensed consolidated Balance Sheets are translated into the reporting currency using rates of exchange at the end of the period and the related translation adjustments are recorded as accumulated other comprehensive (loss) income, a component of equity in the condensed consolidated balance sheet.

Revenue Recognition

Our principal sources of revenue are derived from product sales of manufactured glass and aluminum products. Revenue is recognized when (i) persuasive evidence of an arrangement exists in the form of a signed purchase order or contract, (ii) delivery has occurred per contracted terms, (iii) fees and prices are fixed and determinable, and (iv) collectability of the sale is reasonably assured. All revenue is recognized net of discounts, returns and allowances. Delivery to the customer is deemed to have occurred when the title is passed to the customer. Generally, title passes to the customer upon shipment, but title transfer may occur when the customer receives the product based on the terms of the agreement with the customer.

Revenues from fixed price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Revenues recognized in advance of amounts billable pursuant to contracts terms are recorded as unbilled receivables on uncompleted contracts based on work performed and costs to date. Unbilled receivables on uncompleted contracts are billable upon various events, including the attainment of performance milestones, delivery of product and/or services, or completion of the contract. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing expected profits each period. Changes in contract estimates occur for a variety of reasons, including changes in contract scope, estimated revenue and estimated costs to complete.

Trade Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts and sales returns. Estimates for cash discounts and sales returns are based on contractual terms, historical trends and expectations regarding the utilization rates for these clients. The Company’s policy is to reserve for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

an allowance for doubtful accounts is necessary based on an analysis of past due accounts and other factors that may indicate that the collectability of an account may be in doubt. Account balances deemed uncollectible are charged to the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories, which consist primarily of purchased and processed glass, aluminum, parts and supplies held for use in the ordinary course of business, are valued at the lower of cost or market. Cost is determined using a weighted-average method. Inventory consisting of certain job specific materials not yet installed are valued using the specific identification method. Reserves for excess or slow-moving inventories are updated based on historical experience of a variety of factors including sales volume and levels of inventories at the end of the period. The Company does not maintain allowances for the lower of cost or market for inventories of finished products as its products are manufactured based on firm orders rather than built-to-stock.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements and renewals that extend the useful life of the asset are capitalized. Repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income as a reduction to, or increase in selling, general and administrative expenses. Depreciation is computed on a straight-line basis, based on the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Office equipment and software	5 years
Vehicles	5 years

Warrant liability

The Company accounts for the warrants against its ordinary shares as a derivative liability. The Company classifies the warrant instrument as a liability at its fair value because the warrants do not meet the criteria for equity treatment under guidance contained in ASC 815-40-15-7D. This liability is subject to re-measurement at each balance sheet date and adjusted at each reporting period until exercised or expired, and any change in fair value is recognized in the Company’s condensed consolidated statement of operations.

The Company determines the fair value of warrant liability using the Binomial Lattice options pricing model. In general, the inputs used are unobservable and the fair value measurement of the warrant liability is classified as a Level 3 measurement under guidance for fair value measurements hierarchy of categorization to reflect the level of judgment and observability of the inputs involved in estimating fair values. Refer to Note 10 for additional details about the Company’s warrants.

When the warrants are exercised for ordinary shares, the Company remeasures the fair value of the exercised warrants as of the date of exercise using available fair value methods and estimates the gain or loss on extinguishment of the warrant liability. The gain or loss is recognized in the Company’s condensed consolidated statement of operations and is disclosed as a separate component of the total change in the warrant liability for the period.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

Income Taxes

The Company’s operations in Colombia are subject to the taxing jurisdiction of the Republic of Colombia. Tecno LLC and Tecno RE are subject to the taxing jurisdiction of the United States. TGI and Tecnoglass Holding are subject to the taxing jurisdiction of the Cayman Islands.

The Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards if any.

The Company believes that its income tax positions and deductions used in its tax filings would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period, excluding the effects of any potentially dilutive securities. Income per share assuming dilution (diluted earnings per share) would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company considered the dilutive effect of warrants and options to purchase ordinary shares in the calculation of diluted income per share, which resulted in 4,399,080 and 3,607,484 shares of dilutive securities for the three-month and nine-month periods ended September 30, 2015, as well as 3,773,152 and 3,454,980 dilutive options for the three months and nine months ended September 30, 2014.

The following table sets forth the computation of the basic and diluted earnings per share for the three and nine-month periods ended September 30, 2015 and 2014:

	(in thousands except per share amounts)
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Numerator for basic and diluted earnings per shares
Net Income	$7,583	$11,259	$6,117	$6,986
Denominator
Denominator for basic earnings per ordinary share – weighted average shares outstanding	25,426,250	24,364,014	25,127,179	24,306,288
Effect of dilutive warrants and unit purchase options	4,399,081	3,773,152	3,607,484	3,454,980
Denominator for diluted earnings per ordinary share – weighted average shares outstanding	29,825,331	28,137,166	28,734,663	27,761,268
Basic earnings per ordinary share	$0.30	$0.46	$0.24	$0.29
Diluted earnings per ordinary share	$0.25	$0.40	$0.21	$0.25

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

Product Warranties

The Company offers product warranties in connection with the sale and installation of its products that are competitive in the markets in which the products are sold. Standard warranties depend upon the product and service, and are generally from five to ten years for architectural glass, curtain wall, laminated and tempered glass, window and door products. Warranties are not priced or sold separately and do not provide the customer with services or coverages in addition to the assurance that the product complies with original agreed-upon specifications. Claims are settled by replacement of the warrantied products.

Non-Operating Revenues

The Company recognizes non-operating revenues from foreign currency transaction gains and losses, interest income on receivables, proceeds from sales of scrap materials and other activities not related to the Company’s operations. Foreign currency transaction gains and losses occur when monetary assets, liabilities, payments and receipts that are denominated in currencies other than the Company’s functional currency are recorded in the Colombian peso accounts of the Company in Colombia. During the three months ended September 30, 2015 and 2014 the Company recorded net gains from foreign currency transactions of $8.1 million and less than $0.1 million, respectively. During the nine months ended September 30, 2015 and 2014, the Company recorded net gains from foreign currency transactions of $11.5 million and $1.5 million, respectively.

Note 3 — Variable Interest Entities

As of September 30, 2015, the Company updated its evaluation as a reporting entity of its involvement with certain significant related party business entities in order to determine whether these entities were variable interest entities in which the Company had controlling financial interests requiring consolidation or disclosures in the financial statements of the Company. The Company evaluated two entities with whom it has maintained significant commercial relationships since 2004: ESW Windows LLC and Ventanas Solar S.A.

ES Windows LLC (“ESW LLC”), a Florida LLC, imports and resells the Company’s products in the United States, and acts as a freight forwarder for certain raw materials inventory purchased in the United States. The Company’s CEO and COO, an immediate family members, and other related parties own 100% of the equity and are the Managing Members in ESW LLC. The Company’s sales to ESW LLC for the three-month periods ended September 30, 2015 and 2014 were $14.4 million and $8.9 million, respectively, and for the nine month periods ended September 30, 2015 and 2014 were $37.3 million and $27,0 million, respectively. Outstanding receivables from ESW LLC at September 30, 2015 and December 31, 2014 were $20.5 million and $13.8 million, respectively.

Ventanas Solar S.A. (“VS”), a Panama sociedad anonima, is an importer and installer of the Company’s products in Panama. Family members of the Company’s CEO and CFO own 100% of the equity in VS. The Company’s sales to VS for the three month ended September 30, 2015 and 2014 were $1.2 million and $1.7 million, respectively. Sales for the nine month period ended September 30, 2015 and 2014 were $3.8 million and $8.9 million, respectively. Outstanding receivables from VS as of September 30, 2015 and December 31, 2014 were $10.9 million and $12.2 million respectively, including a three-year payment agreement for trade receivables with a long-term balance of $2.5 million and $4.2 million as of September 30, 2015 and December 31, 2014, respectively.

Management evaluated several factors, including whether (i) these entities required subordinated financial support from the Company in order to operate, (ii) what variable interests existed in the risks and operations of the entities, (iii) what explicit or implicit interests the Company had in these entities as a result of the significant commercial relationships, (iv) whether the Company or its related parties had the controlling financial interests in these entities, and as a result, (v) who were the primary beneficiaries of those controlling

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 3 — Variable Interest Entities  – (continued)

variable interests. In order to evaluate these considerations, the Company analyzed the designs and initial purposes of these entities using available quantitative information, qualitative factors and guidance under ASC 810-10-25 Consolidation and related Subsections. Also, the Company evaluated whether there were any reconsideration events.

The Company concluded that ESW LLC is not a variable interest entity as of September 30, 2015. The Company evaluates its relationship with the entity for reconsideration events if any at each reporting period. Also, the Company concluded that VS is a variable interest entity as of September 30, 2015, however the inclusion of VS in the consolidated financial statements of the Company is not indicated. The Company concluded that is not the primary beneficiary of these entities.

Note 4 — Inventories, net

Inventories are comprised of the following:

	(In thousands)
	September 30, 2015	December 31, 2014
Raw materials	$30,255	$22,421
Work in process	4,067	2,136
Finished goods	2,592	2,158
Stores and spares	2,585	2,371
Packing material	110	171
Total Inventories	39,609	29,257
Less: inventory allowances	—	(292)
Total inventories, net	$39,609	$28,965

Note 5. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	(In thousands)
	September 30, 2015	December 31, 2014
Land	$19,307	$16,970
Building	40,022	36,228
Machinery and equipment	90,738	76,497
Office equipment and software	4,013	2,868
Vehicles	1,401	1,412
Furniture and fixtures	1,392	1,651
Total property, plant and equipment	156,873	135,626
Accumulated depreciation and amortization	(29,180)	(31,646)
Total property, plant and equipment, net	$127,693	$103,980

Depreciation and amortization expense, inclusive of capital lease amortization, for the three-month period ended September 30, 2015 and 2014 was $3.0 million and $2.8 million respectively, and for the nine month periods ended September 30, 2015 and 2014 was $8.3 million and $7.8 million, respectively.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 6. Long-Term Debt

At September 30, 2015, the Company owed approximately $116.8 million under its various borrowing arrangements with several banks in Colombia, Panama and the United States and including obligations under various capital leases. The bank obligations have maturities ranging from six months to 15 years that bear interest at rates ranging from 2.8% to 14.7%. These loans are generally secured by substantially all of the Company’s accounts receivable and/or inventory.

The mortgage loan from TD Bank N.A. for real property acquired in December 2014 by Tecno RE includes covenant requirements that the Company has to maintain debt service coverage ratio to be evaluated for the first time at December 31, 2015 and annually thereafter as well a loan to value ratio evaluation from time to time by the bank.

The company had various lines of credit amounting to $30.8 million and $26.8 million as of September 30, 2015 and December 31, 2014, respectively. These lines of credit are secured by fixed assets amounting to $5.9 million and $7.4 million of September 30, 2015 and December 31, 2014, respectively, and other long term assets amounting to $0.3 million and $0.4 million as of September 30, 2015 and December 31, 2014, respectively. The terms of the line of credit agreements do not restrict the Company’s operation and use of the assets.

	(in thousands)
	September 30, 2015	December 31, 2014
Obligations under borrowing arrangements	$116,764	$94,198
Less: Current portion of long-term debt and other current borrowings	(67,651)	(54,925)
Long-term debt	$49,113	$39,273

Maturities of long term debt and other current borrowings are as follows as of September 30, 2015:

12 months ending September 30,
2016	$67,651
2017	16,114
2018	10,148
2019	10,055
Thereafter	12,796
Total	$116,764

Revolving Lines of Credit

The Company has approximately $7.1 million available in two lines of credit under a revolving note arrangement as of September 30, 2015. The floating interest rates on the revolving notes are between DTF+6% and DTF+7%. DTF is the primary measure of interest rates in Colombia. As of September 30, 2015 and December 31, 2014, we had $6.7 million and $0.4 million, respectively, of outstanding borrowings under these lines of credit.

Proceeds from debt and repayments of debt for the nine months ended September 30, 2015 and 2014 are as follows:

	(in thousands)
	2015	2014
Proceeds from debt	$79,608	$88,370
Repayments of debt	$72,461	$62,013

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 6. Long-Term Debt  – (continued)

The Company acquired assets under capital leases for the nine months ended September 30, 2015 and 2014 for $44.6 million and $3.1 million, respectively.

Interest expense for the nine-month periods ended September 30, 2015 and 2014 was $6.5 million and $6.6 million, respectively.

Note 7. Income Taxes

The Company files income tax returns for TG and ES in the Republic of Colombia. Colombia’s Tax Statute was reformed on December 23, 2014. A general corporate income Tax Rate applies at 25% and a CREE Tax based on taxable income applies at a rate of 9% to certain taxpayers including the Company. Prior to the reform, the CREE Tax would only apply up to tax years 2015. The reform makes the CREE tax rate of 9% permanent and an additional CREE Surtax will apply for the years 2015 through 2018 at varying rates.

The following table summarizes income tax rates under the tax reform law:

	2015	2016	2017	2018	2019
Income Tax	25%	25%	25%	25%	25%
CREE Tax	9%	9%	9%	9%	9%
CREE Surtax	5%	6%	8%	9%	—
Total Tax on Income	39%	40%	42%	43%	34%

The components of income tax expense (benefit) are as follows:

	(in thousands)
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Current income tax
Foreign	$8,728	$2,086	$17,985	$6,652
Deferred income tax
Foreign	(204)	(316)	(1,058)	352
Total Provision for Income tax	$8,524	$1,770	$16,927	$7,004

The Company’s effective tax rates were 52.9% and 73.5% for the three and nine month periods ended September 30, 2015. The Company’s effective tax rates were 13.6% and 50.1% for the three and nine-month periods ended September 30, 2014. The Company's effective tax rate for the three and nine-month periods ended September 30, 2015 reflect non-deductible losses of $3.1 million and $14.5 million from the change in fair value of warrant liability as of September 30, 2015, compared with a non-taxable gain of $6.8 million for the three-month period ended September 30, 2014 and a non-deductible loss of $6.8 million for the nine month period ended September 30, 2014. In addition, the Company’s statutory tax rate increased from 34% in 2014 to 39% in 2014 as a result of the tax reform mentioned above.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 8. Fair Value Measurements

The Company accounts for financial assets and liabilities in accordance with accounting standards that define fair value and establish a framework for measuring fair value. The hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined by the lowest level inputs that are significant to the fair value measurement.

Assets and Liabilities recognized or disclosed at Fair Value on a Recurring Basis as of September 30, 2015:

	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability	$—	$—	$34,450
Interest Rate Swap Derivative Liability	$—	$55	$—
Long term receivable from related parties	$—	$2,536	$—
Long term debt	$—	$53,671	$—

Assets and Liabilities recognized or disclosed at Fair Value on a Recurring Basis as of December 31, 2014:

	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability	$—	$—	$19,991
Interest Rate Swap Derivative Liability	$—	$134	$—
Long term receivable from related parties	$—	$4,220	$—
Long term debt	$—	$43,266	$—

Note 9. Segment and Geographic Information

The Company has one operating segment, Architectural Glass and Windows, which is also its reporting segment, comprising the design, manufacturing, distribution, marketing and installation of high-specification architectural glass and window products sold to the construction industry.

The following tables present geographical information about external revenues.

	(in thousands)
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Colombia	17,591	22,353	56,842	65,105
United States	42,942	26,812	107,964	74,720
Panama	2,000	2,649	4,823	10,482
Other	359	1,639	3,359	2,923
Total	62,892	53,453	172,988	153,230

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 10. Warrant Liability

Prior to the Merger on December 20, 2013 the Company issued an aggregate of 9,200,000 warrants to purchase its ordinary shares as follows: 4,200,000 warrants issued in connection with Andina’s Initial Public Offering, 4,800,000 warrants issued in connection with a Private Placement simultaneous with the Initial Public Offering and 200,000 working capital warrants issued upon conversion of a promissory note at the closing of the Merger. Following the Notice of Effectiveness of its Registration Statement on June 16, 2014, an aggregate of 1,382,217 warrants have been exercised by investors resulting in 7,817,783 warrants remaining outstanding as of September 30, 2015.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly traded companies.

The inputs to the model were as follows:

	September 30, 2015	December 31, 2014
Stock Price	$13.72	$10.15
Dividend Yield (per quarter per share)	$0.125	N/A
Risk-free rate	0.33%	0.67%
Expected Term (years)	1.22	1.97
Expected Volatility	35.00%	33.62%

The table below provides a reconciliation of the beginning and ending balances for the warrant liability measured using significant unobservable inputs (Level 3):

Balance – December 31, 2014	$19,991
Fair value adjustment – six months ended June 30, 2015	11,313
Balance – June 30, 2015	31,304
Fair value adjustment – three months ended September 30, 2015	3,146
Balance – September 30, 2015	$34,450

The Company’s equity warrants are exercisable by the warrant holder in either of two modes: (i) by making a cash payment at the exercise price and receiving ordinary shares (“cash exercise”), or (ii) by applying a formula in the warrant agreement that is based on the market price of the shares on the NASDAQ market in order to receive ordinary shares for the warrant with no cash payment (“cashless exercise”). Of 1,382,217 aggregate warrants exercised since the merger in December 2013, warrant holders exercised 102,570 warrants on a cash basis and 1,279,647 warrants (14.1% of all warrants outstanding at June 30, 2015) for 532,078 ordinary shares on a cashless basis.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 10. Warrant Liability  – (continued)

The Company remeasured the fair value of the exercised warrants as of the date of exercise using quoted prices on the NASDAQ and OTC Pink Markets (e.g., unadjusted Level 1 inputs) to estimate the gain or loss on extinguishment of the associated warrant liability. The gain or loss was recognized in the Company’s condensed consolidated statement of operations as a separate component of the total change in the warrant liability for the period as follows:

	Number of Warrants	Average Value	Fair Value
At December 31, 2013	9,200,000	$1.99	$18,280,000
Warrants exercised on a cash basis	102,570	$3.24	$331,985
At December 31, 2014	9,097,430	$2.20	$19,991,423
Exercise of warrants for shares	1,279,647	$5.47	$7,002,604
Change in fair value to the date of cashless exercise	1,279,647	$2.03	$(2,599,730)
Change in fair value of warrants remaining at September 30, 2015	7,817,783	$0.97	$(7,548,229)
Closing balance as of September 30, 2015	7,817,783	$4.41	$(34,449,540)
Change in warrant liability (offset to income statement)	(1,279,647)	—	$(3,145,355)
Gain on cashless exercise of warrants	1,279,647	—	$4,402,874
Loss on change in fair value of remaining warrants	7,817,783	—	$(7,548,229)

Note 11. Related Parties

The Company’s major related party entities are: ESW LLC, a Florida limited liability company partially owned by the Company’s Chief Executive Officer and Chief Operating Officer, VS, an importer and installer based in Panama owned by related party family members, and Union Temporal ESW (“UT ESW”), a temporary contractual joint venture under Colombian law with Ventanar S. A. managed by related parties that expires at the end of its applicable contracts.

The following is a summary of assets, liabilities, and income and expense transactions with all related parties, shareholders, directors and managers:

	(in thousands)
	September 30, 2015	December 31, 2014
Assets
Due from ESW LLC	$20,477	$13,814
Due from VS	8,351	7,979
Due from UT ESW	—	2,000
Due from other related parties	2,787	4,534
	$31,615	$28,327
Long term payment agreement from VS	$2,536	$4,220
Liabilities
Due to A Construir S.A.	$550	$995
Due to other related parties	940	461
	$1,490	$1,456

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 11. Related Parties  – (continued)

	(in thousands)
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenues
Sales to ESW LLC	$14,366	$8,872	$37,264	$27,023
Sales to VS	1,229	1,662	3,828	8.898
Sales to UT ESW	(662)	30	—	145
Expenses
Fees paid to directors and officers	$235	$32	$1,012	$653
Payments to other related parties*	288	(89)	1,126	1,073

Sales to other related parties were less than $0.7 million and $0.4 million in the three months and the nine months ended September 30, 2015 and less than $0.1 million for the three and nine months ended September 30, 2014, respectively.

* Payments to other related parties in 2015 and 2014 consists of donations to Fundación Tecnoglass.

In December 2014, the Company and VS executed a three-year payment agreement for recovery of trade receivables outstanding for $6.6 million with an interest rate of Libor + 4.7% paid semiannually. The payment agreement was accounted for at fair value.

In 2013, the Company guaranteed a loan for $0.2 million used to develop a lot adjacent to the Alutions plant into a related party fuel service station Santa Maria del Mar S.A. At September 30, 2015, the guarantee was in good standing and no liabilities have been recorded, and the Company was in the process of restructuring the guarantee to exclude the involvement of Tecnoglass, S.A., as required by the merger agreement.

In December 2014, ESW LLC, a related party, guaranteed a mortgage loan for $3.9 million for the acquisition of real properties in Miami-Dade County, Florida in favor of Tecnoglass RE, a wholly owned subsidiary of the Company.

Note 12. Note Payable to Shareholder

From September 5, 2013 to November 7, 2013, A. Lorne Weil loaned the Company $150 of which $70 was paid at closing of the Merger and $80 remained unpaid as of December 31, 2014. During the second quarter of 2015, the Company paid $1, $79 remaining unpaid as of September 30, 2015.

Note 13. Derivative Financial Instruments

In 2012, the Company entered into two interest rate swap (IRS) contracts as economic hedges against interest rate risk through 2017. Hedge accounting treatment per guidance in ASC 815-10 and related Subsections was not pursued at inception of the contracts. The derivative contracts are recorded on the balance sheet as liabilities at an aggregate fair value of $55 and $134 as of September 30, 2015 and December 31, 2014, respectively. Changes in the fair value of the derivatives are recorded in current earnings.

Note 14. Commitments and Contingencies

Guarantees

Guarantees on behalf of or from related parties are disclosed in Note 11 — Related Parties

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 14. Commitments and Contingencies  – (continued)

Legal Matters

Tecnoglass S.A. is also a named defendant in the matter of Diplomat Properties, Limited Partnership as assignee of Shower Concepts, Inc. v. Tecnoglass Colombia, S.A. in the 17th Judicial Circuit in and for Broward County, Florida. Plaintiff Diplomat Properties, Limited (“Diplomat”) has asserted a claim for indemnification against TG and Tecnoglass USA, Inc. The claim arises from the supplying of glass shower doors to a hotel/spa in Broward County, Florida. Specifically, in 2006, Diplomat commenced arbitration against Shower Concepts, Inc. seeking damages for breach of contract due to fractures in the installed glass shower doors. Diplomat initiated a complaint asserting various claims, which were dismissed with prejudice. The only remaining claim against the Tecnoglass entities is common law indemnification. TG denies liability and asserts that Shower Concepts was at fault and that as a joint tort feasor, it cannot sue for indemnity. A trial date has not yet been set for this case. Management and TG’s counsel believes that a liability in this claim is remote and immaterial and there are no significant reasonably estimated amounts for a possible loss.

General Legal Matters

From time to time, the Company is involved in legal matters arising in the ordinary course of business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Note 15. Equity

Pursuant to the merger agreement and plan of reorganization and on filing of financial statements for the fiscal year ended December 31, 2014, Energy Holding Corporation received an aggregate of 500,000 ordinary shares in April 2015 based on the Company’s achievement of specified EBITDA targets set forth in such agreement.

Starting July 6, 2014, warrant holders exercised 1,279,647 Company warrants on a cashless basis and received 532,078 ordinary shares as of September 30, 2015. On April 14, 2015, the Company’s Board of Directors authorized the payment of regular dividends at a quarterly rate of $0.125 per share (or $0.50 per share on annual basis) to holders of its ordinary shares following the completion of a warrant exchange.

Note 16. Subsequent Events

Through November 9, 2015, the Company has received $20.8 million from a line of credit with a 10-year term that will be primarily used to repay short-term obligations.

On November 10, 2015, the Company filed an amendment to its Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with a proposed exchange of its warrants for its ordinary shares. Under the terms of the warrant exchange offer, each of Tecnoglass’ warrant holders will have the opportunity to receive one Tecnoglass ordinary share in exchange for every 2.3 of the Company’s outstanding warrants tendered by the holder and exchanged pursuant to the offer. The Exchange Offer will commence as soon as practicable after the registration statement becomes effective and is expected to remain open for not less than 30 days.

On November 12, 2015, the Company issued an aggregate total of 566,162 ordinary shares relating to the exercise of unit purchase options and the underlying warrants.

Management concluded that no additional subsequent events required disclosure other than those disclosed in these financial statements.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful fraud, willful default, civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful neglect or willful default.

We also have entered into indemnification agreements with each of our executive officers and members of our board of directors. The indemnification agreements supplement our third amended and restated memorandum and articles of association and Cayman Islands law in providing certain indemnification rights to these individuals. The indemnification agreements provide, among other things, that we will indemnify these individuals to the fullest extent permitted by Cayman Islands law and to any greater extent that Cayman Islands law may in the future permit, including the advancement of attorneys’ fees and other expenses incurred by such individuals in connection with any threatened, pending or completed action, suit or other proceeding, whether of a civil, criminal, administrative, regulatory, legislative or investigative nature, relating to any occurrence or event before or after the date of the indemnification agreements, by reason of the fact that such individuals is or were our directors or executive officers, subject to certain exclusions and procedures set forth in the indemnification agreements, including the absence of fraud or willful default on the part of the indemnitee and, with respect to any criminal proceeding, that the indemnitee had no reasonable cause to believe his conduct was unlawful.

Item 21. Exhibits and Financial Statement Schedules

Reference is hereby made to the attached Exhibit Index, which is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(B)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(C)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(B)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(C)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(D)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Barranquilla, Colombia, on March 11, 2016.

TECNOGLASS INC.

By:	/s/ Joaquin Fernandez Name: Joaquin Fernandez Title: Chief Financial Officer, (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

The undersigned directors and officers of Tecnoglass Inc. hereby constitute and appoint Jose Daes and Joaquin Fernandez with full power to act as our true and lawful attorney-in-fact with full power to execute in our name and behalf in the capacities indicated below, this registration statement on Form S-4 and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jose M. Daes Jose M. Daes	Chief Executive Officer (Principal Executive Officer)	March 11, 2016
/s/ Christian T. Daes Christian T. Daes	Chief Operating Officer	March 11, 2016
/s/ Joaquin Fernandez Joaquin Fernandez	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2016
/s/ A. Lorne Weil A. Lorne Weil	Director (Non-Executive Chairman)	March 11, 2016
/s/ Samuel R. Azout Samuel R. Azout	Director	March 11, 2016
/s/ Juan Carlos Vilariño Juan Carlos Vilariño	Director	March 11, 2016
/s/ Martha Byorum Martha Byorum	Director	March 11, 2016
/s/ Julio A. Torres Julio A. Torres	Director	March 11, 2016

EXHIBIT INDEX

Exhibit No.	Description	Included	Form	Filing Date
2.1	Agreement and Plan of Reorganization dated as of August 17, 2013 and as amended November 6, 2013, by and among the Company, Andina Merger Sub, Inc., Tecnoglass S.A., C.I. Energía Solar S.A. E.S. Windows and Tecno Corporation	By Reference	Schedule 14A	December 4, 2013
3.1	Third Amended and Restated Memorandum and Articles of Association.	By Reference	Schedule 14A	December 4, 2013
4.1	Specimen Ordinary Share Certificate.	By Reference	S-1/A	January 23, 2012
4.2	Specimen Warrant Certificate.	By Reference	S-1/A	December 28, 2011
4.3	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company.	By Reference	8-K	March 22, 2012
4.4	Form of First Unit Purchase Option issued to EarlyBirdCapital, Inc.	By Reference	S-1/A	March 12, 2012
4.5	Form of Second Unit Purchase Option issued to EarlyBirdCapital, Inc.	By Reference	S-1/A	March 7, 2012
5.1	Opinion of Maples and Calder.	Herewith*
8.1	Tax Opinion of Graubard Miller	Herewith**
10.1	Amended and Restated Registration Rights Agreement among the Company, the Initial Shareholders and Energy Holding Corporation.	By Reference	8-K	December 27, 2013
10.2	Indemnity Escrow Agreement dated as of December 20, 2013, by and among the Company, Representative, Committee and Continental Stock Transfer and Trust Company.	By Reference	8-K	December 27, 2013
10.3	Additional Shares Escrow Agreement dated as of December 20, 2013, by and among the Company, Representative, Committee and Continental Stock Transfer and Trust Company.	By Reference	8-K	December 27, 2013
10.4	Form of Lock-Up Agreement between the Company and Energy Holding Corporation	By Reference	8-K	August 22, 2013
10.5	2013 Long-Term Incentive Equity Plan	By Reference	Schedule 14A	December 4, 2013
10.6	Form of Subscription Agreement	By Reference	8-K	December 19, 2013
10.7	Form of Indemnification Agreement	By Reference	8-K	March 6, 2014
21	List of subsidiaries.	By Reference	10-K	April 15, 2015
23.1	Consent of PricewaterhouseCoopers Ltda.	Herewith
23.2	Consent of Marcum LLP	Herewith
24	Power of Attorney (included on signature page of this Form S-4).	Herewith
99.1	Form of Letter of Transmittal.	Herewith
99.2	Form of Notice of Guaranteed Delivery.	Herewith
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Herewith
99.4	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Herewith

Exhibit No.	Description	Included	Form	Filing Date
101.INS	XBRL Instance Document	Herewith
101.SCH	XBRL Taxonomy Extension Schema	Herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase	Herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Herewith
*	To be filed by Amendment.
**	Previously filed.